Exhibit 99.1

TABLE OF CONTENTS

Notice of Meeting	Page 3
General Information	Page 4
General Voting Information	Page 6
Beneficial Shareholder Voting	Page 8
Registered Shareholder Voting	Page 9
Business of Meeting	Page 11
Director Biographies	Page 13
Director Compensation	Page 18
Additional Information	Page 21
Human Resources & Compensation Committee Report	Page 22
Letter to Shareholders	Page 25
Compensation Discussion and Analysis	Page 28
Termination and Change of Control Benefits	Page 56
Shareholder Engagement	Page 60
Governance Practices	Page 62
Audit Committee	Page 76
Human Resources & Compensation Committee	Page 77
Governance Committee	Page 79
Sustainability Committee	Page 80
Schedule “A” – Key Policy Descriptions	Page 82
Schedule “B” – Description of Goldcorp’s Equity Incentive Plans	Page 84
Schedule “C” – Terms of Reference for the Board of Directors	Page 91
Schedule “D” – Forward Looking Statement Advisory	Page 96

NOTICE OF MEETING

Annual and Special Meeting of the Shareholders of Goldcorp

Date:	Thursday, April 26, 2017

Time:	3:00 p.m. (Vancouver Time)

Place:	Cassels Brock & Blackwell LLP, Suite 2200 HSBC Building, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8

The business of the meeting is to:

1.	Receive the audited annual consolidated financial statements for 2016

2.	Elect directors for the coming year

3.	Appoint Deloitte LLP, Independent Registered Public Accounting Firm as auditors and authorize the directors to fix their remuneration

4.	Consider a non-binding advisory resolution on our approach to executive compensation

5.	Transact any other business

You have a right to vote if you were a Goldcorp shareholder on March 13, 2017, our “record date”. Find out how to vote starting on page 6 of the accompanying disclosure document (called a circular). You can also read more about us in the circular.

The Board has, by resolution, fixed 3:00 p.m. (Vancouver Time) on April 24, 2017, or no later than 48 hours before the time of any adjourned meeting (excluding Saturdays, Sundays and holidays), as the time before which proxies to be used or acted upon at the meeting or any adjournment thereof shall be deposited with our transfer agent. The time limit for the deposit of proxies may be waived or extended by the chair of the meeting at their discretion, without notice.

By order of the Board of Directors,

“Ian W. Telfer”

Chairman of the Board

GENERAL INFORMATION

Goldcorp

We use “we”, “us”, “our” and “Goldcorp” to refer to Goldcorp Inc. in this document.

Date of Information

Information is as of March 13, 2017, unless we note otherwise.

Currency and Exchange Rate

Canadian dollars are reported as C$ and United States (US) dollars are reported as US$. For amounts converted to Canadian dollars (C$) we used the average rate of C$1.00 = US$0.7543, unless noted otherwise. This is the Bank of Canada average annual exchange rate for the year ended December 31, 2016.

Common Shares Outstanding

Our common shares are traded on the Toronto Stock Exchange (“TSX”) under the symbol G and on the New York Stock Exchange (“NYSE”) under the symbol GG. There were 855,354,408 common shares of Goldcorp outstanding at the close of business on March 13, 2017.

Owners of 10% or More of Our Common Shares

To the knowledge of the directors and executive officers, no person or company owns or controls 10% or more of our common shares.

Interests in Meeting Business and Material Transactions

Since January 1, 2016, none of Goldcorp, our directors, director nominees and executive officers, or anyone associated or affiliated with any of them, has a material interest in any item of business at the meeting. A material interest is one that could reasonably interfere with the ability to make independent decisions.

No informed person of Goldcorp, nor any proposed director or anyone associated or affiliated with any of them, has or had a direct or indirect material interest in any transaction since the beginning of Goldcorp’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect Goldcorp, or any of its subsidiaries or affiliates.

Mailing of Circular

This circular will be mailed on March 24, 2017 to each of our shareholders of record on March 13, 2017 who have previously requested paper copies of our disclosure documents. All other shareholders will only receive a notice with information on how to view the meeting materials electronically. See “Notice and Access” below.

We give meeting materials to brokers, intermediaries, custodians, nominees and fiduciaries and request the materials be sent to beneficial shareholders promptly. We will pay for the distribution of the meeting materials by clearing agencies and intermediaries to objecting beneficial shareholders.

Electronic Delivery

Shareholders can choose to receive meeting materials electronically rather than by paper. If you have already chosen to receive electronic copies, no paper materials will be sent to you. If you would like to receive future meeting materials electronically, please complete the enclosed form and return it as indicated on the form.

If we don’t have an electronic document available or we choose not to send an electronic copy, a paper copy will be provided.

Notice and Access

We are delivering your meeting materials by providing you with a notice and posting the materials on our website at www.goldcorp.com. The materials will be available on the website starting on March 24, 2017 and will remain available on the website for one full year. The meeting materials can also be accessed with our public filings on www.sedar.com and www.sec.gov. We will mail paper copies of the meeting materials to any shareholder who previously requested paper copies. If you received the notice only and would like a paper copy of the full materials please send us a request as set out below.

Additional Documents

We file an annual report and an annual information form with the Canadian securities regulators. In addition, our financial information is provided in our audited annual consolidated financial statements and management’s discussion and analysis (“MD&A”) for the year ended December 31, 2016. We will provide you with, free of charge, a copy of our annual report, which includes our annual audited financial consolidated statements and MD&A, our annual information form and/or this circular on request. Please submit your request by:

1-800-567-6223 (Investor Line)

info@goldcorp.com

Goldcorp Inc. 3400 Park Place 666 Burrard Street Vancouver, BC, Canada V6C 2X8 Attention: Vice President, Diversity, Regulatory Affairs and Corporate Secretary

You can also get copies of any document required to be filed by us in Canada, as well as additional information about Goldcorp, by:

•	Accessing our public filings on SEDAR at www.sedar.com

•	Going to “Reports and Filings” on our Investor Resources page at www.goldcorp.com

GENERAL VOTING INFORMATION

Request for Proxies

Our management is soliciting your proxies for this meeting and is paying for the costs incurred. We have engaged Kingsdale Advisors (“Kingsdale”) to provide strategic advisory and proxy solicitation services and will pay fees of approximately C$82,500 to Kingsdale for the services, in addition to certain out-of-pocket expenses. We may also reimburse brokers and other persons holding common shares in their name or in the name of nominees for their costs incurred in sending proxy materials to their principals in order to obtain their proxies.

We are using primarily mail to communicate with you. However, our employees or Kingsdale may request your proxy by telephone, email, facsimile or personal interview.

Additionally, Goldcorp may use Broadridge Financial Services (“Broadridge”) QuickVote™ service to assist beneficial shareholders with voting their shares. Beneficial shareholders may be contacted by Kingsdale to conveniently obtain voting instructions directly over the telephone. Broadridge then tabulates the results of all the instructions received and then provides the appropriate instructions respecting the shares to be represented at the meeting.

Record Date

The record date for the meeting is March 13, 2017. If you held common shares on that date, you are entitled to receive notice of, attend and vote at the meeting.

Voting Securities and Votes

The common shares are our only voting securities. Each common share entitles the holder to one vote at the meeting.

Quorum

We can only decide business at the meeting if we have a quorum – where two people attend the meeting and hold or represent by proxy at least 33  1⁄3% of our outstanding common shares that are entitled to vote.

Voting Instructions

If you specify how you want to vote on your proxy form or voting instruction form, your proxy holder has to vote that way. If you do not indicate how you want to vote, your proxy holder will decide for you.

If you appoint Ian W. Telfer, Chairman of the Board (Chairman), and Anna M. Tudela, Vice President, Diversity, Regulatory Affairs & Corporate Secretary, the representatives of Goldcorp set out in the enclosed proxy form or voting instruction form, and do not specify how you want to vote, your common shares will be voted as follows:

Matter	Voted
Election of management nominees as directors	FOR
Appointment of Deloitte LLP, Independent Registered Public Accounting Firm as auditors	FOR
Approach to executive compensation	FOR

Approvals

A simple majority of votes cast at the meeting (50% plus one vote) is required to approve all of the items of business, including the non-binding advisory resolution on our approach to executive compensation.

Amendments or Other Business

If amendments or other business are properly brought up at the meeting, you (or your proxy holder, if you are voting by proxy) can vote as you see fit. We are not aware of any other business to be considered at the meeting or any changes to the current business.

Vote Counting and Confidentiality

Votes by proxy are counted by our transfer agent, CST Trust Company (“CST”). Your vote is confidential, unless you clearly intend to communicate your vote to management or if there is a proxy contest or validation issue or as needed to comply with legal requirements.

New York Stock Exchange Rules

If your broker is subject to the NYSE rules, the broker has discretionary authority to vote common shares without instructions from beneficial owners only on matters considered “routine” by the NYSE, such as the re-appointment of our independent registered chartered accountants. If you do not provide your voting instructions to the broker, the broker cannot vote your common shares for the election of directors and other “non-routine matters” and such common shares will not be included in the votes “cast” for any such “non-routine” matter. Even without voting instructions to your broker, your common shares will be counted for quorum purposes.

Voting Questions

Our transfer agent is CST. Our co-agent in the US is American Stock Transfer & Trust Company LLC. Please contact them if you have any questions on how your votes are counted.

1-800-387-0825 (toll free in North America) 416-682-3860 (collect from outside North America)

1-888-249-6189 (fax from anywhere)

inquiries@canstockta.com

CST Trust Company PO Box 700, Station B Montreal, QC, Canada H3B 3K3

Other Questions

Please contact Kingsdale if you have any questions about the business items of the meeting or the information in this circular.

1-800-775-4067 (toll free in North America) 416-867-2272 (collect from outside North America)

1-886-545-5580 (fax from anywhere)

contactus@kingsdaleadvisors.com

Kingsdale Advisors The Exchange Tower 130 King Street West, Suite 2950 Toronto, ON, Canada M5X 1E2

BENEFICIAL SHAREHOLDER VOTING

Most shareholders are beneficial shareholders. You hold a beneficial interest if your share certificate was deposited with a bank, trust company, stock broker, trustee or some other institution. Here is how you can vote:

Voting Options

In person at the meeting – discussed below

By submitting a paper voting instruction form – discussed below

By telephone – enter your voting instructions by telephone at: 1-800-474-7493 (English) or 1-800-474-7501 (French)

By fax – fax to 1-905-507-7793

Via the internet – go to www.proxyvote.com and follow the instructions

Voting in Person

If you plan to attend the meeting and wish to vote your common shares in person, insert your own name in the space on the enclosed voting instruction form. Then follow the signing and return instructions provided by your nominee. You may also nominate yourself as a proxy holder online, if available, by typing your name in the “Appointee” section on the electronic ballot.

Your vote will be taken and counted at the meeting, so do not indicate your votes on the form. Please register with CST when you arrive at the meeting.

Voting by Instruction

Whether or not you attend the meeting, you can appoint someone else to attend and vote as your proxy holder. Use the enclosed voting instruction form to do this. The people named in the enclosed voting instruction form are members of management and/or the Board. You have the right to choose another person to be your proxy holder by printing that person’s name in the space provided. Then complete the rest of the form, sign it and return it. Your votes can only be counted if the person you appointed attends the meeting and votes on your behalf. If you have voted on the voting instruction form, neither you nor your proxy holder may vote in person at the meeting, unless you revoke your voting instructions.

Beneficial shareholders should carefully follow the instructions of their nominee, including those regarding when and where the completed voting instruction form is to be delivered. Note that if you are a beneficial shareholder, your nominee will need your voting instructions sufficiently in advance of the proxy deposit deadline to enable your nominee to act on your instructions prior to the deadline. If you have any questions or require more information with respect to voting at the meeting, please contact our proxy solicitation agent, Kingsdale, by email at contactus@kingsdaleadvisors.com or by telephone at 1-800-775-4067 (toll free within North America) or 416-867-2272 (outside of North America).

Revoking your Voting Instructions or Changing your Instructions

You may revoke your voting instructions before they are acted on. To revoke your voting instructions, contact your broker or service provider.

You may change your voting instructions by sending new instructions prior to your nominee’s cut off time to revoke your vote. Your latest instructions will be the only valid instructions.

REGISTERED SHAREHOLDER VOTING

If you have in your possession a physical share certificate with your name on it, you are a registered shareholder. Here is how you can vote:

Voting Options

Here’s where to go to find instructions to vote by these methods:

In person at the meeting – see below

Virtually through the LUMI meeting platform on the day of the meeting – see below

By submitting a paper proxy form – see below

By fax – fax to CST Trust Company at 1-866-781-3111 (Canada or US) or 1-416-368-2502 (outside North America)

Via the internet – go to www.cstvotemyproxy.com and follow the instructions. You will need the 13-digit control number located on the proxy form

Voting in Person

If you plan to attend the meeting and want to vote your common shares in person, do not complete or return the enclosed proxy form. Your vote will be taken and counted at the meeting. Please register with CST when you arrive at the meeting.

Voting Virtually

This year, registered shareholders and participants in Goldcorp’s employee share purchase plan (“ESPP”), have the ability to participate and vote in the meeting using the LUMI meeting platform (the “Virtual Platform”). Eligible registered shareholders and participants in Goldcorp’s ESPP may log in at https://web.lumiagm.com/128226603, click on “I have a log in” and enter the 13-digit control number found on the proxy accompanying this circular. The generic password to be entered is ”goldcorp”. During the meeting, you must ensure you are connected to the internet at all times in order to vote when the Chairman commences polling on the resolutions being put to the meeting. Therefore, it is your responsibility to ensure connectivity for the duration of the meeting. Virtual voting is not available to our beneficial shareholders at this time, however, beneficial shareholders wishing to attend the audio cast of the meeting may do so by going to https://web.lumiagm.com/128226603 and registering as a guest.

If you are a beneficial shareholder (you hold your shares with a bank, trust company, stock broker, trustee or some other institution) you will be required to follow the procedures set forth under “Beneficial Shareholders Voting” on page 8.

Voting by Proxy

Whether or not you attend the meeting, you can appoint someone else to attend and vote as your proxy holder. Use the enclosed proxy form to do this. The people named in the enclosed proxy form are members of management and/or the Board. You have the right to choose another person to be your proxy holder by printing that person’s name in the space provided. Then complete the rest of the proxy form, sign it and return it. Your votes can only be counted if the person you appointed attends the meeting and votes on your behalf. If you have voted by completing the proxy form, neither you nor your proxy holder may vote in person at the meeting, unless you revoke your proxy.

Return your completed proxy form in the envelope provided so that it arrives by 3:00 p.m. (Vancouver Time) on April 24, 2017 or if the meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the meeting to resume (cut off time). The time limit for the deposit of proxies may be waived or extended by the chair of the meeting at his discretion, without notice. If you have any questions or require more information with respect to voting at the meeting, please contact our proxy solicitation agent, Kingsdale, by email at contactus@kingsdaleshareholder.com or by telephone at 1-800-775-4067 (toll free within North America) or 416-867-2272 (outside of North America).

Revoking your Proxy

You may revoke your proxy at any time before is it acted on. Deliver a written statement that you want to revoke your proxy to our Vice President, Diversity, Regulatory Affairs & Corporate Secretary before or on April 24, 2017 (or the last business day before the meeting if it is adjourned or postponed), or to the Chairman on April 26, 2017.

Changing your Proxy

You may change the way you voted by proxy by sending a new proxy prior to the cut off time to revoke your vote. Your latest proxy will be the only one that is valid.

BUSINESS OF MEETING

Financial Statements

Our audited annual consolidated financial statements for the year ended December 31, 2016 and the auditors’ reports on those statements are included in the annual report and will be available at the meeting. The annual report is also filed on www.sedar.com and www.sec.gov and available to you on request.

Election of Directors

The number of directors to be elected at the meeting is nine, as decided by the Board. Each director will hold office until the end of the next annual general meeting or until a successor is duly appointed or elected. Your director nominees are:

•	Beverley A. Briscoe	•	Charles (Charlie) R. Sartain

•	Margot A. Franssen	•	Ian W. Telfer

•	David A. Garofalo	•	Blanca A. Treviño

•	Clement A. Pelletier	•	Kenneth F. Williamson

•	P. Randy Reifel

You can find more information on all of the nominees starting on page 13. Each of the nominees brings important skills and experience to the Board. Each nominee is eligible and willing to serve if elected. If for some reason a nominee is not available to serve at the time of the meeting (and we know of no reason this would occur), the people named in the enclosed proxy will vote for a substitute nominee if one is chosen by the Board.

We note that no director nominations were received pursuant to the advance notice provision of our by-laws as of the date of this circular. The only nominees for election at the meeting are the nominees listed above under “Election of Directors”.

Majority Vote Policy

We have a majority vote policy. Unless there is a contested election, a director who receives more withhold votes than votes “for” will immediately offer to resign. The Governance and Nominating Committee (the “Governance Committee”) will review the matter and recommend to the Board whether to accept the resignation. The resignation will be effective if and when accepted by the Board. The director will not participate in any deliberations on the matter.

We expect to accept the resignation unless there is some special circumstance that warrants the director to stay on the Board. In any case, the Board shall determine whether or not to accept the resignation within 90 days of the relevant annual shareholders’ meeting and we will promptly issue a news release with the Board’s decision. If the Board determines not to accept a resignation, the news release must fully state the reasons for that decision.

We recommend that you vote FOR the election of these nominees.

The people named in the enclosed proxy will vote FOR these nominations unless you tell them to withhold your vote.

Appointment of Auditors

The Board recommends the appointment of Deloitte LLP, Independent Registered Public Accounting Firm as our auditors for 2017. Deloitte LLP, Independent Registered Public Accounting Firm was first appointed as our auditors on March 17, 2005. The directors will also be authorized to set the fees paid to the auditors.

Audit Fees Paid

Type of Work	2015 fees (C$)		2016 fees (C$)
Audit fees	6,989,000	[1]	5,879,000
Audit-related fees	28,000		278,000
Tax fees	362,000		405,000
All other fees	325,000	[2]	Nil

Total	7,704,000		6,562,000

Notes:

1.	Fees for 2015 include fees billed in relation to the audit for the year ended December 31, 2014 billed in 2015 of C$988,000.
2.	For 2015, these fees are for information technology leadership, electronic data hosting and mine safety.

More information, including the Audit Committee charter is available in our annual information form under the heading “Audit Committee”. See page 5 for how to access the annual information form.

We recommend that you vote FOR the appointment of Deloitte LLP, Independent Registered Public Accounting Firm as our auditors.

The people named in the enclosed proxy will vote FOR the appointment of Deloitte LLP, Independent Registered Public Accounting Firm as auditors unless you tell them to withhold your vote.

Advisory Vote on Executive Compensation

Since 2012, we have provided you with a say on pay vote regarding our executive compensation program. This vote helps us engage constructively with our shareholders, obtain meaningful feedback and ensure accountability for executive compensation. Last year, a majority of shareholders voted in favour of our approach to executive compensation, with approximately 77.7% in favour. We strive to provide clear and concise disclosure regarding our approach to compensation, and to demonstrate how executive compensation is linked to our performance. You can read more about the changes we made in 2016 and 2017 to our executive compensation program in our Letter to Shareholders on page 25.

During 2016, we reviewed compensation assessment reports released by proxy advisory firms and policies and undertook research on good governance and disclosure, and provided shareholders with the opportunity to engage with us (see the “Shareholder Engagement” section for more information). As part of this process, we remain committed to clearly communicating how we measure performance and how our incentive plans are structured. We believe that compensation programs must be sound, fair, and competitive with the market and support our strategy and progress. In addition, we believe that we demonstrate how our pay aligns with performance and we ask for your continued support of our executive compensation program. You can read more about how we pay for performance in our compensation discussion and analysis (“CD&A”) on page 28.

The text of the resolution to be passed is:

“Be it resolved that on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors that, the shareholders accept the approach to executive compensation disclosed in the Company’s management information circular delivered in advance of the April 26, 2017 annual and special meeting of shareholders.”

We recommend that you vote FOR the adoption of this resolution to support our approach to executive compensation.

The people named in the enclosed proxy will vote FOR the advisory resolution approving our approach to executive compensation unless you tell them to vote against it.

Other Business

If other matters are properly brought up at the meeting, you (or your proxy holder, if you are voting by proxy) can vote as you see fit. We are not aware of any other items of business to be considered at the meeting.

DIRECTOR BIOGRAPHIES

Following is a complete biography for each director nominee for election at the meeting. All other director information can be found in this section under the heading “Director Compensation” starting at page 18 or in the section entitled “Corporate Governance”.

Our Board - from left to right: Ken Williamson, Randy Reifel, Beverley Briscoe, David Garofalo, Ian Telfer, Margot Franssen, Peter Dey, Blanca Treviño, Clem Pelletier, and Charlie Sartain.

Beverley A. Briscoe

Age: 62             Home: British Columbia, Canada

Director since: April 2006

Vice Chair and Lead Independent Director

Member – Audit Committee

Member – Sustainability, Environment, Health and Safety Committee

Areas of expertise:

•	Accounting
•	Finance

Membership	Attendance	Voting results
Board	100%	2016 - 98.53% for
Audit	100%	2015 - 99.63% for
Sustainability	100%	2014 - 99.61% for

Share ownership as at December 31, 2016
Common Shares	50,654	Meets shareholding requirement
Options	Nil
Value	C$925,955
Shareholding Requirement	C$764,246

Ms. Briscoe has extensive industry experience in the transportation and industrial equipment sector. Ms. Briscoe owned a transportation services company from 1997 to 2004 and worked in senior management positions in the heavy equipment industry as Vice President and General Manager of Wajax Industries Ltd. from 1994 to 1997 and as Vice President, Finance for the Rivtow Group of Companies from 1989 to 1994. She also worked as Chief Financial Officer for various operating divisions in The Jim Pattison Group in Canada and Switzerland from 1983 to 1989. She is the past Chair of the Industry Training Authority for BC (2003–2007) and past Chair of the BC Forest Safety Council (2008-2009). Ms. Briscoe also served as the Chair of the Audit Committee for the Office of the Superintendent of Financial Institutions (until 2016).

Current occupation	President of Briscoe Management Limited (since 2004), a consulting entity

Education	Bachelor of Commerce degree from the University of British Columbia, 1977

Public Directorships	Ritchie Bros. Auctioneers Incorporated (Director since 2004, Chairwoman since 2014)

Background and experience

Ms. Briscoe is a Fellow of the Institute of Chartered Accountants and a Fellow of the ICD in Canada. She brings an important range of extensive and diverse financial, accounting and business experience to the Board.

In addition, Ms. Briscoe’s experience managing financial and reporting matters benefits Goldcorp with respect to the issues overseen by the Audit Committee.

Note:

1.	The value of the common shares is calculated using the closing price of the common shares on the TSX on December 30, 2016 of C$18.28.

Margot A. Franssen, O.C.

Age: 64        Home: Ontario, Canada

Director since: May 2015

Independent

Member – Human Resources & Compensation Committee

Member – Sustainability, Environment, Health and Safety Committee

Areas of expertise:

•	Finance
•	Governance

Membership	Attendance	Voting results
Board	100%	2016 – 99.14%[2] for
Compensation	100%	2015 – n/a2
Sustainability	100%	2014 – n/a2

Share ownership as at December 31, 2016
Common Shares	16,132
Options	Nil
Value	C$294,893[1]
Shareholding Requirement	n/a2

Ms. Franssen is the founder and past-president of The Body Shop Canada (1989 to 2004). She has served on numerous boards, including the Canadian Imperial Bank of Commerce, Women’s College Hospital, and York University. From 2012 to 2014, she acted as Co-Chair of the National Task Force on Sex Trafficking of Canadian Girls, and for six years prior served as Board Co-Chair of Canadian Women’s Foundation. In 2011, Ms. Franssen was a founding board member of Women Moving Millions, a global charitable organization committed to encouraging large-scale investments in initiatives that advance and empower women and girls worldwide. In 2016, Ms. Franssen founded The Canadian Centre to end Human Trafficking.

Current occupation	Independent Director

Education	Bachelor of Arts degree from York University.

Background and experience	Ms. Franssen combines pragmatic business leadership with a unique perspective on the relationship between corporations and their various stakeholders and communities. Her diverse experience in business and philanthropy positions her to provide valuable insight to the Board.

Notes:

1.	The value of the common shares is calculated using the closing price of the common shares on the TSX on December 31, 2016 of C$18.28
2.	Ms. Franssen was appointed to the Board on April 30, 2015 and has until December 31, 2020 to satisfy the minimum shareholding requirement.

David A. Garofalo

Age: 51            Home: British Columbia, Canada

Director since April 2016

Non-Independent

Areas of expertise:

•	Mining and Industry Experience
•	Banking and Finance
•	Mergers and Acquisitions
•	Accounting
•	Information Technology
•	Human Resources and Compensation

Membership	Attendance	Voting results
Board	100%	2016 – 98.79%[2] for
		2015 – n/a2
		2014 – n/a2

Share ownership as at December 31, 2016
Common Shares	50,123
Options	Nil
Value	C$916,248[1]
Shareholding Requirement	n/a2

Mr.Garofalo joined Goldcorp as President and Chief Executive Officer effective February 29, 2016. Previously, Mr. Garofalo served as President and Chief Executive Officer and Director of Hudbay Minerals Inc. from July 2010 to December 2015. Before joining Hudbay, Mr. Garofalo served as Senior Vice President, Finance and Chief Financial Officer with Agnico Eagle Mines Limited (2006–2010) as well as Vice President, Finance and Chief Financial Officer (1999–2006) and Treasurer (1998).

Current occupation	President and Chief Executive Officer (“CEO”) of Goldcorp

Education	Institute of Chartered Accountants, Ontario, 1990 University of Toronto, Bachelor of Commerce (with distinction), 1988

Background and experience	Mr. Garofalo brings significant experience in the natural resources sector to his role as a member of the Board and as the President and Chief Executive Officer. His business and transactional background, as well as his extensive experience in the mining industry, provides a direct benefit to the Board and valuable insight into all aspects of the management of Goldcorp.

Notes:

1.	The value of the common shares is calculated using the closing price of the common shares on the TSX on December 30, 2016 of C$18.28.
2.	Mr. Garofalo has until December 31, 2021 to satisfy the minimum shareholding requirement.

Clement A. Pelletier

Age: 71            Home: British Columbia, Canada

Director since: May 2014

Independent

Member – Governance Committee

Chair – Sustainability Committee

Areas of expertise:

•	Sustainability
•	Metallurgy
•	Mergers and Acquisitions

Membership	Attendance	Voting results
Board	100%	2016 – 99.13% for
Governance	100%	2015 – 99.57% for
Sustainability	100%	2014 – 99.45% for

Share ownership as at December 31, 2016
Common Shares	27,063	Meets shareholding requirement
Options	Nil
Value	C$662,570[1]
Shareholding Requirement	C$564,249[2]

Mr. Pelletier is a process chemist/metallurgist by training with 14 years in industry and 35 years in resource-related mine/environmental consulting. During his early years he worked with Inco Limited in the mineral processing and extractive metallurgy area. Later, he worked with Rio Tinto Minerals (formerly U.S. Borax Inc.) in the potash processing and underground mining area. In 1970, he joined Utah International Inc. for the development of the Island Copper Mine on Vancouver Island, British Columbia.

Mr. Pelletier has managed the environmental engineering work for a number of Deep Sea Tailings Placement (DSTP) projects for clients including: BHP Billiton Limited, Newmont Mining Corporation, Vale S.A./Inco Limited, Glencore plc, Placer Dome Inc./Barrick Gold Corporation, Teck Resources Limited, Rio Tinto Borax (formerly known as U.S. Borax Inc.) and First Quantum Minerals Ltd.. Since 1981, as founder and President of Rescan Group, Mr. Pelletier was involved in the evaluation and development of DSTP systems in Europe, the Americas, Africa and Southeast Asia.

Current occupation	Independent Director

Education	Bachelor of Science in Chemistry/Metallurgy, University of Saskatchewan, 1967

Public Directorships	Director of BioteQ Environmental Technologies Inc. (since 2000)

Background and experience	Mr. Pelletier’s extensive experience in the industry and environmental and technical expertise provides valuable insight and makes him a significant resource to both the Board and management.

Note:

1.	The value of the common shares is calculated using the price per share at which Mr. Pelletier acquired the common shares held by him.

P. Randy Reifel

Age: 64             Home: British Columbia, Canada

Director since: November 2006

Independent

Member – Human Resources & Compensation Committee

Member – Sustainability Committee

Areas of expertise:

•	Human Resources and Compensation
•	Mergers and Acquisitions
•	Mineral Exploration

Membership	Attendance	Voting results
Board	100%	2016 – 95.55% for
Compensation	100%	2015 – 98.17% for
Sustainability	100%	2014 – 99.34% for

Share ownership as at December 31, 2016
Common Shares	4,058,376	Meets shareholding requirement
Options	Nil
Value	C$74,187,113[1]
Shareholding Requirement	C$564,249

Mr. Reifel is President and a director of Chesapeake Gold Corp., a company that explores for precious metals in Mexico and Central America. Mr. Reifel was appointed to the Board in November 2006. Prior to that, he had been a director of Glamis Gold Ltd. since June 2002 following the acquisition of Francisco Gold Corp. In 1993, Mr. Reifel founded and served as President and a director of Francisco Gold Corp. which discovered the El Sauzal gold deposit in Mexico and the Marlin gold deposit in Guatemala.

Current occupation	President of Chesapeake Gold Corp. (since 2012)

Education	Bachelor of Commerce degree from the University of British Columbia, 1976 Master of Science degree in Business Administration from the University of British Columbia, 1978

Public Directorships	Chesapeake Gold Corp (since 2002) and Gunpoint Exploration (since 2010). Both companies are junior mining companies based in Vancouver, British Columbia.

Background and experience	Mr. Reifel’s over 30 years’ experience in the mining industry, coupled with his background in precious metals exploration and project development, combine to provide valuable industry insight and perspective to both the Board and management.

Note:

1.	The value of the common shares is calculated using the closing price of the common shares on the TSX on December 30, 2016 of C$18.28.

Charlie R Sartain

Age: 55             Home: Brisbane, Australia

Director since: January 2017

Independent

Member – Human Resources and Compensation Committee

Member – Sustainability Committee

Areas of expertise:

•       Mining and Industry Experience

•       Environmental, Safety and Sustainability

•       M&A

Membership[1]	Attendance[1]	Voting results
Board	—	2016 - n/a
Compensation	—	2015 - n/a
Sustainability	—	2014 – n/a

Share ownership as at December 31, 2016
Common Shares	Nil
Options	Nil
Value	Nil
Shareholding Requirement	n/a2

Mr. Sartain is a mining engineer with over 30 years of mining experience and is fluent in Spanish. Previously, he was the Chief Executive Officer of Xstrata’s global copper business from 2004 to 2013 and under his nine-year tenure grew the business to become one of the world’s leading copper producers with mining operations and projects spanning seven countries. He is currently a Member of the Senate of the University of Queensland, a Director and Chairman of the Advisory Board of the Sustainable Minerals Institute at the University of Queensland. and a Director of the Wesley Medical Research Institute. In 2013, Mr. Sartain was the recipient of the Queensland Resources Council Medal and in 2015 was the recipient of the AusIMM Institute Medal. Mr. Sartain is a member of the NACD and ICD.

Current occupation	Independent Director

Education	Bachelor of Engineering (Honours) from the University of Melbourne, Australia.

Public Directorships	Austin Engineering Ltd. (since April 2015) and ALS Limited (since February 2015). Both companies are listed on the Australian Stock Exchange.

Background and experience	Mr. Sartain has over 30 years of experience in the mining industry. He has served as a director and/or officer of several companies.

Notes:

1.	Mr. Sartain was appointed to the Board subsequent to the year ended December 31, 2016. He has attended 100% of Board and relevant committee meetings since his appointment.
2.	Mr. Sartain was appointed to the Board on January 1, 2017 and has until December 31, 2021 to satisfy the minimum shareholding requirement.

Ian W. Telfer[1] Age: 70 Home: British Columbia, Canada Director since: February 2005 Chairman - Non-Independent Areas of expertise: • Accounting • Finance • Mergers and Acquisitions • Mining

Membership	Attendance	Voting results
Board	100%	2016 – 97.17% for
		2015 – 98.59% for
		2014 – 98.89% for

Share ownership as at December 31, 2016
Common Shares	200,866	Meets shareholding requirement
Options	Nil
Value	C$3,671,830[1]
Shareholding Requirement	C$3,264,248

Mr. Telfer was appointed Chairman of Goldcorp effective November 15, 2006 and served as Chairman of the World Gold Council from December 2009 to June 2013. Prior to that he was President and CEO of Goldcorp since March 17, 2005 and Chairman and CEO of Wheaton River Minerals Ltd. prior to such time since September 2001.Mr. Telfer is also the co-founder and Director of Renaissance Oil Corp.

Current occupation	Chairman of Goldcorp (since 2006)

Education	Bachelor of Arts degree from the University of Toronto, 1968, Master in Business Administration from the University of Ottawa, 1976, Honorary Doctorate from the University of Ottawa, 2015

Public Directorships	Renaissance Oil Corp. (since 2011)

Background and experience	Mr. Telfer has over 30 years of experience in the precious metals business. He has served as a director and/or officer of several Canadian and international companies. Mr. Telfer’s extensive experience in the mining industry provides a direct benefit to both the functionality of the Board and to our shareholders.

Notes:

1.	Mr. Telfer entered into a settlement agreement with staff of the Ontario Securities Commission in September 2013 with respect to allegations that he acted contrary to the public interest in connection with a private share transaction in 2008. Mr. Telfer cooperated fully with staff and, pursuant to the settlement agreement, was reprimanded, gave certain undertakings and paid C$200,000 towards the costs of staff’s investigation.
2.	The value of the common shares is calculated using the closing price of the common shares on the TSX on December 30, 2016 of C$18.28.

Blanca Treviño

Age: 57             Home: Leon, Mexico

Director since: February 2012

Independent

Member – Audit Committee

Member – Governance Committee

Areas of expertise:

•	Information Technology
•	Finance
•	Human Resources and Compensation
•	Mergers and Acquisitions

Membership	Attendance	Voting results
Board	100%	2016 - 98.97% for
Audit	100%	2015 - 99.47% for
Governance	100%	2014 – 99.47% for

Share ownership as at December 31, 2016
Common Shares	19,987
Options	Nil
Value	C$365,362[1]

Shareholding Requirement	n/a2

Ms. Treviño is the President and Chief Executive Officer of Softtek S.A. de C.V. (Softtek). Under her leadership, Softtek has become a leading information technology services company in Latin America. As President, Ms. Treviño has positioned Softtek as a key part of Mexico, opening its doors to the US as a provider of information and technology (IT) services. This shaped what is known today as Nearshore, Softtek’s trademarked delivery model, and a term widely used in the industry to define outsourcing services provided by countries within close proximity. Ms. Treviño has been a board member for several universities and non-profit organizations over the past 13 years.

Current occupation	President and Chief Executive Officer of Softtek S.A. de C.V. (Softtek)

Education	Bachelor in Computer Science from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM) (1981)

Public Directorships	Wal-Mart de México SAB de CV (since 2006)

Background and experience	Frequent presenter in national and international forums related to entrepreneurialism, IT and the role of women in business. Identified by several media publications as one of the most influential executives in Mexico and Latin America. Ms. Treviño’s significant experience in the IT industry, coupled with her experience as an entrepreneur, bring important insight to both the Board and management.

Notes:

1.	The value of the common shares is calculated using the closing price of the common shares on the TSX on December 30, 2016 of C$18.28.
2.	Ms. Treviño has until December 31, 2017 to satisfy the minimum shareholding requirement.

Kenneth F. Williamson

Age: 69             Home: Ontario, Canada

Director since: November 2006

Independent

Chair – Human Resources & Compensation Committee

Member – Audit Committee

Areas of expertise:

•	Finance
•	Human Resources and Compensation
•	Mergers and Acquisitions

Membership	Attendance	Voting results
Board	100%	2016 – 97.63% for
Compensation	100%	2015 – 99.38% for
Audit	100%	2014 – 98.55% for

Share ownership as at December 31, 2016
Common Shares	60,573	Meets shareholding requirement
Options	Nil
Value	C$1,107,274[1]
Shareholding Requirement	C$534,792

Mr. Williamson was appointed to the Board in November 2006. Prior to that, Mr. Williamson had been a director of Glamis Gold Ltd. since 1999. He was Vice-Chairman, Investment Banking at Midland Walwyn/Merrill Lynch Canada Inc. from 1993 to 1998. Prior to that, he worked at Walwyn/Merrill in investment banking with increasing responsibility and titles since 1980. Mr. Williamson has been a director of a number of companies in the natural resource sector.

Current occupation	Independent Director

Education	Bachelor of Applied Science (P.Eng.) degree from the University of Toronto, 1970 Master of Business Administration from the University of Western Ontario, 1973

Public Directorships	Tahoe Resources Inc. (since 2010)

Background and experience	Mr. Williamson has worked in the securities industry for more than 25 years, concentrating on financial services and the natural resource industries in the US and Europe. Mr. Williamson’s experience in the investment banking and natural resources industries, in both domestic and international markets, combined with his knowledge of commodities and securities markets, provides the Board with valuable insight and perspective on these issues. In addition, Mr. Williamson brings valuable financial expertise and understanding to the Board.

Note:

1.	The value of the common shares is calculated using the closing price of the common shares on the TSX on December 30, 2016 of C$18.28.

DIRECTOR COMPENSATION

Philosophy, Objectives and Process

The philosophy and benchmarking for director compensation is the same as for our executive compensation. Our objectives are to attract and retain directors of a quality and nature that will enhance our long-term sustainable profitability and growth. Director compensation is intended to provide an appropriate level of remuneration considering the experience, responsibilities, time requirements and accountability of their roles.

In addition, we align the interests of our directors with our shareholders by requiring that members of the Board own a minimum number of our common shares. Each non-executive director must hold common shares with a value equal to three times the annual retainer and after-tax equity compensation. For 2017 and beyond, members of the Board will be required to hold common shares with a value equal to three times the annual retainer and pre-tax equity compensation. See “Director Share Ownership” on page 67 for more information.

The Board meets annually (typically in February) to receive recommendations from the Governance and Human Resources & Compensation Committees regarding the adequacy and form of directors’ compensation. The Human Resources and Compensation Committee (HRCC) believes that our approach to director compensation provides for competitive and reasonable compensation levels.

Director Compensation Program

In 2016, in order to align compensation paid to our directors with the methodology applied to executive compensation, the Board made the following changes to its compensation program: (i) retainers and meeting/travel fees remained at the same nominal dollar value but were paid in Canadian dollars rather than US dollars, resulting in a year-over-year reduction in cash director compensation of approximately 20% in Canadian dollar terms, and (ii) restricted share units (“RSUs”) were granted equal to the number of units granted in 2015, which resulted in a reduction in value of approximately 12% as the year-over-year share price decline was embedded directly in the value of the awards.

For 2017, to further align with the executive team the RSU grant was fixed at C$150,000 resulting in a year-over-year reduction in value of 11%.

Goldcorp’s official financial reporting currency is US dollars, however our primary currency for compensation purposes is Canadian dollars. As noted above, commencing in 2016, of our directors are paid in Canadian dollars. In order to provide more transparent and understandable disclosure, we have reported in Canadian dollars in select tables throughout this Director Compensation section (clearly noted as “C$”).

Fees and Retainers

All non-executive directors receive meeting fees, annual retainers, annual RSU grants and travel expense disbursements for their service on the Board. Neither Mr. Garofalo, nor Mr. Jeannes, the former CEO, received any additional compensation for serving on the Board.

Cash Fees Earned by Non-Executive Directors During 2016

Director	Board Annual Retainer	Committee Chair Retainer	Aggregate Board Attendance Fee[1]	Aggregate Committee Attendance Fee[2]	Aggregate Mine Site and Workshop Fee[3]		Aggregate Travel Fee		Total Fees
	(C$)	(C$)	(C$)	(C$)	(C$)		(C$)		(C$)
Bell[4]	33,333	3,333	4,500	10,500	4,500		3,000		59,166
Briscoe	166,666	20,000	13,500	27,000	7,500		9,000		243,666
Dey[5]	100,000	10,000	13,500	30,000	Nil		21,000		174,500
Franssen	100,000	Nil	13,500	33,000	10,500		24,000		181,000
Holtby[4]	66,666	6,666	4,500	16,500	Nil		Nil		94,332
Pelletier	100,000	6,666	13,500	30,000	12,000	[6]	10,500	[6]	172,666
Reifel	100,000	Nil	13,500	30,000	10,500		9,000		163,000
Telfer[7]	1,000,000	Nil	Nil	Nil	Nil		12,000		1,012,000
Treviño	100,000	Nil	10,500	16,500	Nil		6,000		133,000
Williamson	100,000	13,333	13,500	33,000	6,000		18,000		183,833

Totals	1,866,665	59,998	100,500	226,500	51,000		112,500		2,417,663

Notes:

1.	Directors were compensated based on Board meetings held during the year ended December 31, 2016.
2.	Includes committee meetings attended by invitation.
3.	These include mine visits to Cerro Negro, Red Lake and Porcupine mines and Borden Project.
4.	Mr. Bell and Mr. Holtby retired from the Board on April 28, 2016.
5.	Mr. Dey is retiring and will not stand for re-election at the meeting. Includes missed payment for one day mine site fee and one day travel feel attended in Q4 2015.
6.	Mr. Telfer attended six Board meetings and approximately 80% of committee meetings but did not receive additional compensation.

Total Non-Executive Director Compensation During 2016

Director	Fees Earned	Share-Based Awards[1]	Option-Based Awards	Non-Equity Incentive Plan Compensation	All Other Compensation		Total
	(C$)	(C$)	(C$)	(C$)	(C$)		(C$)
Bell[2]	59,166	168,418	NIL	NIL	Nil		227,584
Briscoe	243,666	168,418			Nil		412,084
Dey[3]	174,500	168,418			Nil		342,918
Franssen	181,000	168,418			Nil		349,418
Holtby[2]	94,332	168,418			Nil		262,750
Pelletier	172,666	168,418			Nil		341,084
Reifel	163,000	168,418			Nil		331,418
Telfer	1,012,000	168,418			6,360	[4]	1,186,778
Treviño	133,000	168,418			Nil		301,418
Williamson	183,833	168,418			Nil		352,251

Totals	2,417,163	1,684,180			6,360		4,107,703

Notes:

1.	These amounts represent the grant date fair value of the RSUs granted to the respective non-executive director. These amounts were calculated by multiplying the number of RSUs granted (8,066 each) by the closing price of the common shares on the TSX on March 8, 2016 of C$20.88. The RSUs granted to the respective non-executive director vest immediately on the date of grant.
2.	Mr. Bell and Mr. Holtby retired from the Board on April 28, 2016.
3.	Mr. Dey is retiring and will not stand for re-election at the meeting.
4.	This amount represents benefit premiums paid by Goldcorp on behalf of Mr. Telfer.

Equity-Based Compensation Awards

In accordance with best practices guidelines, we stopped granting stock options (“options”) to non-executive directors in 2005. No future option grants to non-executive directors are planned.

Incentive plan awards – Value vested or earned during the year

Director	Option – based awards – Value vested during the year	Share-Based Awards – Value vested during the year[1]	Non-equity inventive plan compensation – Value vested during the year
	(C$)	(C$)	(C$)
Bell[2]	Nil	168,418	Nil
Briscoe		168,418
Dey[3]		168,418
Franssen		168,418
Holtby[2]		168,418
Pelletier		168,418
Reifel		168,418
Telfer		168,418
Treviño		168,418
Williamson		168,418

Totals		1,684,180

Notes:

1.	These amounts represent the grant date fair value of the RSUs granted to the respective non-executive director. These amounts were calculated by multiplying the number of RSUs granted (8,066 each) by the closing price of the common shares on the TSX on March 8, 2016 of C$20.88. The RSUs granted to the respective non-executive director vest immediately on the date of grant.
2.	Mr. Bell and Mr. Holtby retired from the Board on April 28, 2016.
3.	Mr. Dey is retiring and will not stand for re-election at the meeting.

Other Compensation Arrangements

Mr. Telfer’s employment agreement for serving as our Chairman provides for a retiring allowance of C$6,000,000.

In addition, he continues to be entitled to participate, at our expense, in our health and medical plans (or for equivalent coverage if not permitted under our current plans), until the earlier of obtaining alternate coverage under the terms of any new employment or the third anniversary of the termination date.

We pay benefit premiums on behalf of Mr. Telfer. The premiums paid during the year ended December 31, 2016 were C$6,360.

ADDITIONAL INFORMATION

Liability Insurance

We maintain an insurance policy for directors’ and officers’ liability. It provides coverage for costs incurred to defend and settle claims against directors or officers up to an annual limit of US$175 million. The cost of coverage for 2015 was approximately US$1.5 million. Directors and officers do not pay any portion of the premiums. No claims were made or became payable in 2016.

Fiduciary Liability Insurance

We maintain an insurance policy for directors’ and officers’ fiduciary liability. It provides coverage for costs incurred to defend and settle claims against us, our directors, officers and employees for breach of fiduciary duty regarding company sponsored plans, such as our savings and pension plans.

This policy has an annual limit of US$15 million with a US$100,000 deductible for each claim. The cost of coverage for 2016 was approximately US$35,000. Directors and officers do not pay any portion of the premiums. No claims were made or became payable in 2016.

Director and Officer Indebtedness

We do not make loans to our directors or officers. Accordingly, there are no loans outstanding to any of them.

HUMAN RESOURCES & COMPENSATION COMMITTEE REPORT

Annual Oversight of Executive Compensation

The HRCC is responsible for reviewing and recommending to the Board compensation policies and programs, and resulting compensation levels and incentive award outcomes for our named executive officers (“NEOs”). See page 77 for a description of the responsibilities, authority and operation of the HRCC, including the relevant skills and experience of each of the members of this independent committee of the Board.

The Board makes final decisions on overall executive compensation, including the CEO’s pay each year. It does so after receiving advice and recommendations from the HRCC. The Board also reviews and discusses the policies and processes followed by the HRCC in making its executive compensation recommendations. Executive officers, including the CEO, do not make recommendations on their own compensation packages.

The HRCC, with support from its independent advisor and management, undertakes the following annual process:

In addition to the activities under the annual compensation cycle, the HRCC undertakes activities on an as-needed basis, including:

•	Reviewing appointment and/or discharge of any member of executive management.

•	Approving new hire long-term incentive (“LTI”) grants for senior management.

•	Approval of Supplemental Executive Retirement Plan (“SERP”) membership for new officers.

•	Reviewing and considering amendments to long term incentive plans.

•	Reviewing management organizational structure and CEO’s proposals for changes.

•	Reviewing participation of management on external boards.

•	Reviewing clawback policy.

During 2016, the HRCC Chair, with support of Human Resources management, led several conference calls with our shareholders to discuss a variety of topics including organizational strategy changes, pay-for-performance alignment, peer groups, trends in executive compensation and the re-design of our incentive plans to drive behaviour to grow net asset value. The HRCC and the Board considered the feedback provided by shareholders in reviewing our executive compensation programs. See page 60 for additional information about our shareholder engagement process and how we responded to the feedback.

The HRCC considers the feedback it received from various institutional investors as well as various outside groups such as the Canadian Coalition for Good Governance. Discussions with these third parties have focused on, among other things, the recent CEO change at the Company, the roles of the Chairman, Vice Chair and Lead Independent Director, as well as director evaluations and executive compensation matters.

We are committed to engagement with shareholders and third party groups to ensure constructive dialogue on pay for performance and comprehensive disclosure

Role of Compensation Consultants

Since 2011, the HRCC has retained Hugessen Consulting (“Hugessen”) to serve as the HRCC’s independent compensation consultant. Hugessen provides independent advice to the HRCC with respect to executive compensation and related governance matters.

In 2016, Hugessen provided the following services to the HRCC:

•	Provided advice on executive compensation matters and supported the HRCC’s annual review of Goldcorp’s pay philosophy, pay levels and mix, incentive plan design, and performance measurement practices.

•	Provided input on management’s proposals with respect to executive compensation levels and design.

•	Reviewed Goldcorp’s Pay Comparator Group (as defined below) and provided recommendations to ensure continued relevance of peers.

•	Provided updates on compensation, governance and regulatory trends.

•	Reviewed the market competitiveness of the NEOs’ compensation for 2017 compensation decisions.

•	Supported drafting of 2016 CD&A and supported the re-design and drafting of the 2017 CD&A.

Each year, Hugessen provides a letter to the HRCC confirming its independence and affirming that no consultant at Hugessen has any business, professional or commercial relationship with Goldcorp or any member of executive management that would impair its independence. The Committee reviews Hugessen’s performance at least annually, and has the authority to retain and terminate its independent advisor.

Additionally, management retained Willis Towers Watson (formerly Towers Watson) to provide compensation advice and other related services. Willis Towers Watson was initially retained in 2007.

During 2016, Willis Towers Watson provided the following services:

•	Reviewed the market competitiveness of the NEOs’ compensation for 2016 compensation decisions.

•	Provided a report reviewing the market competitiveness of the 2016 Board’s compensation.

•	Prepared a document summarizing trends in governance and executive compensation.

•	Reviewed and commented on the management information circular.

•	Supported drafting of 2016 CD&A and supported the re-drafting of the 2017 CD&A.

•	Supported the re-design of the performance share unit (“PSU”) plan.

•	Updated the compensation program risk assessment.

•	Analyzed the pay-for-performance alignment of our NEOs compared to our Pay Comparator Group.

Compensation Consultant Fees

Hugessen Consulting:	2016 Fees (C$)	2015 Fees (C$)
Executive compensation-related fees	277,448	261,324
All Other fees	Nil	Nil

Total	277,448	261,324

Willis Towers Watson:	2016 Fees (C$)		2015 Fees (C$)
Executive compensation-related fees	106,253		199,981
All Other fees	129,285	[1]	49,542

Total	235,538		249,523

Note:

1.	During 2016 Willis Towers Watson was appointed as an advisor to the Management Pension Committee and the fees relate to supporting the management of Goldcorp’s defined contribution pension plan, supplemental pension plan and employee benefits plans in Canada.

LETTER TO SHAREHOLDERS

Fellow Shareholders,

Your Board, on the recommendation of our Human Resources and Compensation Committee (HRCC) is committed to ensuring our executive pay programs are designed to pay for performance, while allowing Goldcorp to attract and retain the talent that is essential to delivering against our long-term strategy. We also remain committed to providing clear and comprehensive disclosure to help you understand how (i) our compensation plans are structured, (ii) we assess performance, and (iii) this performance leads to pay outcomes that are aligned with your experience as shareholders. We have enhanced our disclosure to provide you with the information you need to make an informed vote.

Our Performance in 2016

In 2016 we appointed a new CEO, David Garofalo, who strengthened our senior management team and reorganized and refocused the organization to drive net asset value growth. This past year was an important year. It was a transition year where we took strategic actions to restore momentum and growth at Goldcorp. We made significant progress and remain committed to delivering sustainable and long-term value for our shareholders. In 2016 we:

•	Achieved gold production of 2.873 million ounces, in line with our guidance.

•	Achieved all-in sustaining costs of $856 per ounce, at the low end of our guidance.

•	Maintained our growth pipeline by acquiring Kaminak Gold Corporation and its Coffee gold project in the Yukon.

•	Announced major strategic projects across our existing portfolio including the Dome Century project at our Porcupine camp and expansion projects at Peñasquito and Musselwhite.

•	Remained focused on reducing costs, restructured and decentralized our organizational model and identified 60% of our $250 million target in sustainable efficiencies to be implemented throughout our organization by 2018.

At Goldcorp, safety remains our primary corporate objective. Our strategy is to create and maintain a culture of safety and health in the workplace, as embodied in our safety vision, “Safe Enough for Our Families”. We strive to equip our employees with the tools, training and attitudes needed for continual safety awareness. From our operations to our corporate offices, we strive to achieve Zero Fatalities and keep people safe from injury. We delivered a mixed safety performance in 2016. On the positive side, we experienced an 11% decrease in our all injury frequency rate (based on 200,000 hours) and a 4% decrease in our lost-time injury frequency rate. We did however, experience a fatality at our Marlin Mine in April, 2016. Following this tragedy, we launched a safety focused on-the-job training program, “StepIn”, as we realize our systems and processes are only as good as the leadership and commitment we demonstrate on the job.

In light of the continued weakness in our share price performance during 2016 and our results being lower than our expectations, the Board agreed with the recommendation of Mr. Garofalo and the HRCC to a corporate performance score for the year ended December 31, 2016 at 55% (calculated per the corporate scorecard) as detailed on pages 33 to 35.

2016 CEO Transition and Governance Best Practices

In line with his employment agreement, upon his retirement in 2016, Mr. Jeannes, our former CEO, was not awarded any 2016 grants of LTI, retirement bonus or additional compensation. We have reported the compensation received by Mr. Jeannes in 2016 in the “Summary Compensation Table” on page 52.

To further align his compensation arrangements with governance best practices, Mr. Garofalo’s employment agreement contains the following enhancements:

•	Severance in the event of termination either without cause or upon a change of control at two times base salary and target bonus (compared to three times for our former CEO).

•	Non-compete and non-solicit clauses that are effective for one-year following his exit from Goldcorp for any reason.

•	Restriction against selling any Goldcorp shares for one-year following voluntary resignation, retirement or termination for cause.

•	Target LTI multiplier is set at three times his base salary, (compared to four times base salary for our former CEO).

In 2016, Mr. Garofalo was granted a one-time make-whole equity award valued at C$4.58 million in the form of restricted share units to compensate him for his 2015 bonus and equity grants forfeited upon his departure from his former employer. The restricted equity award vests in three equal annual installments that commenced in March 2016 and is subject to forfeiture in certain circumstances. No other equity awards or LTIs were granted to Mr. Garofalo in 2016.

To demonstrate his commitment to Goldcorp and you, our shareholders, in August 2016 Mr. Garofalo also purchased 43,000 Goldcorp common shares at a total cost of C$1,011,960 using his personal savings.

2016 Say on Pay & Shareholder Engagement

We believe that engaging and communicating directly with shareholders and other stakeholders is important for providing timely and meaningful feedback. Goldcorp has in place policies and long-standing shareholder outreach programs and routinely interacts with shareholders on a number of matters, including executive compensation. The Board considers all constructive feedback regarding executive compensation.

At last year’s annual and special meeting of shareholders held on April 28, 2016, the advisory “say on pay” resolution received the support of 77.7% of the votes cast, compared to 89.2% in 2015.

Following the 2016 AGM, the Chair of our HRCC met with a number of shareholders who asked for clarification on our compensation and performance peer groups, our pay philosophy and the introduction of additional metrics to our long-term incentive programs. We considered and incorporated shareholder feedback, as appropriate, into our 2017 compensation program design and made enhancements to further link our compensation programs with our strategy, performance and the long-term interests of our shareholders as further discussed below.

At the 2017 annual general meeting of shareholders to be held on April 26, 2017, we will again hold an annual advisory vote to approve executive compensation. The Board will continue to engage with you, our shareholders, and consider the results from this year’s advisory vote on executive compensation. Please refer to the Advisory Vote on Executive Compensation section on page 12. Please also see page 60 for more information about our shareholder engagement program.

Compensation Changes for 2017 and Beyond

As part of our ongoing review of our compensation programs following consultations with our shareholders, and consistent with our commitment to performance, the Board approved a number of enhancements to our LTI program which strengthens the alignment between our strategy, pay and performance and addresses feedback from shareholders.

There are four meaningful changes that will be effective for compensation in 2017:

•	Long Term Incentive Target Multipliers - For the Chief Executive Officer, the LTI multiplier has been reduced and set at 300% of base salary (compared to four times target for the former CEO). For Executive Vice Presidents (“EVPs”), the LTI multipliers have been reduced and set at 225% of base salary (compared to three times target in prior years).

•	Change in Long Term Incentive Grant Philosophy – Value of awards will also be subject to a -/+25% modifier to provide front-end performance conditioning enabling the value of the grant to be aligned with performance.

•	Mix of Long Term Incentive - Increased the level of performance share units in our long-term incentive plan mix to 75% (from 50%) for the CEO and Executive Vice Presidents to align with our strategy and shareholder interests. To accommodate the shift in long term incentive mix, stock options were removed from the 2017 long term incentive grants.

•	Performance Share Unit (PSU) Plan Design Enhancements - Given our realigned focus on growing net asset value we have reinforced this critical success factor with the addition of a net asset value metric to our performance share unit plan for the 2017 PSU grants. In addition, within the PSU plan the retained Total Shareholder Return metric will now be measured against a select peer group of companies replacing the S&P/TSX Global Gold Index. We believe that having a smaller performance peer group which is subject to similar commodity cycles, operations, operating priorities and external market forces provides a more accurate determination of how we performed relative to our immediate peers.

In 2016, the Board changed the currency denomination of their own compensation from United States dollars to Canadian dollars resulting in a year-over-year cash fee reduction of approximately 20%. For 2017, the restricted share unit grants were capped at C$150,000 which resulted in a year-over-year reduction in value of 11%.

Please refer to pages 18 and 42 for additional details.

Conclusion

Despite the sustained lower gold price environment and the pressures on our share price, we oversee a capable executive team that is optimistic about the future of Goldcorp. Overall, our portfolio of assets and strategic progress in 2016, a transformative year for us, make us confident about our strength, momentum and long-term strategic positioning.

The Board and the executive team remain committed to delivering superior growth and performance for you, our shareholders. The Board is also committed to linking executive compensation and shareholder value. We are confident that the changes to our LTI program enhances this alignment and ensures the experience of our executives is consistent with that of shareholders. We will continually review and, where appropriate, improve our compensation and disclosure practices.

On behalf of the Board and the Human Resources and Compensation Committee, we thank you for taking the time to read our disclosure and encourage you to vote in favour of our approach to executive compensation.

Sincerely,

“Ian W. Telfer”	“Kenneth F. Williamson”

Chairman of the Board	Chair of the Human Resources and Compensation Committee

Note:

1.	For non-GAAP performance measures, such as all-in sustaining costs, see our management’s discussion and analysis for the year ended December 31, 2016.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

The following CD&A details the compensation programs in which our NEOs participated for the year ended December 31, 2016. For the purposes of this discussion, the following individuals are the NEOs of Goldcorp:

Name	Title
David A. Garofalo	President and CEO
Russell D. Ball	EVP, Chief Financial Officer (“CFO”) and Corporate Development
George R. Burns	Former EVP and Chief Operating Officer (“COO”) (until December, 2016)
Charlene A. Ripley	EVP and General Counsel
Brent G.J. Bergeron	EVP, Corporate Affairs and Sustainability
Charles A. Jeannes	Former President and CEO (retired April, 2016)
Lindsay A. Hall	Former EVP and CFO (until March, 2016)

Mr. Jeannes and Mr. Hall did not receive any bonus or LTIP grants for 2016, and accordingly, are only disclosed in the summary compensation table for amounts paid in 2016 and are not included in the discussions on performance, achievements and grants. As Mr. Burns resigned from Goldcorp subsequent to the year end, he has been included in the various discussions on performance, achievements and grants.

Note on Currency

Our official financial reporting currency is US dollars, however our primary currency for compensation purposes is Canadian dollars. All of our NEOs are paid in Canadian dollars for cash compensation, and awarded Canadian-denominated equity LTI awards. In order to provide more transparent and understandable disclosure, we have reported in Canadian dollars in select tables throughout the CD&A (clearly noted as “C$”). In all other cases, dollar values are reported in US dollars, converted from Canadian dollars using the average 2016 exchange rate of C$1.00 = US0.7543.

Compensation Philosophy and Principles

Our long-term corporate strategy is central to all of our business decisions, including decisions around executive compensation. We endeavour to provide our shareholders with superior returns while maintaining our company-wide commitment to safe, responsible mining and sustainability excellence. Our compensation programs are designed to attract, motivate and retain high-caliber executives and align their interests with superior and sustainable performance over the long-term in a manner that is fair and reasonable to our shareholders. The following key principles guide the development of our compensation programs:

•	Alignment – use of equity-based incentives align executives’ long-term financial interests with those of our shareholders and encourages behaviour that drives sustainable long-term performance

•	Strategic – reinforces our business strategy by linking short-term and LTI compensation to performance against key indicators

•	Competitive – ensures we can recruit and retain experienced, high-calibre executives in the competitive mining industry

•	Transparency – ensures executives and shareholders understand our executive compensation programs – their objectives, mechanics, and the compensation levels and opportunities provided

•	Risk-sensitive – supports our Enterprise Risk Management system and ensures management’s plans are focused on generating shareholder value within a risk controlled environment

•	Responsive – to the fluctuation of commodity prices by emphasizing operational performance measures that are directly influenced by the prices of gold, silver, copper, lead and zinc

Compensation Risk Management

Each year the HRCC reviews Goldcorp’s compensation programs to ensure they are aligned with our pay philosophy and strategy and encourage behaviour that drives sustainable long-term performance while discouraging excessive risk taking. Our executive compensation mix and design is consistent with prudent risk management and incorporates a mix of short and LTI programs, with a significant portion of compensation awarded in the form of long-term equity. Incentive programs are tied to a mix of financial, operational, and strategic metrics and incorporate a holistic performance evaluation process, which considers the quality and sustainability of results. The HRCC has concluded that there were no significant risks arising from our compensation policies and practices that are likely to have a material adverse effect on Goldcorp. In forming this conclusion, consideration was given to the limited compensation-related risks within the broader organization, the involvement and authority of the Board in both compensation and risk management oversight and the presence of effective risk mitigating practices in the design of compensation programs. Additionally, Goldcorp has adopted a number of policies and guidelines which further discourage inappropriate or excessive risk-taking and promote a culture of ownership among our senior executives as outlined in the table below:

What	Applies to Who	How
Clawback policy	CEO and EVPs	•	Effective 2015, Goldcorp adopted an expanded clawback policy.

		•	Every executive agrees to have their incentive compensation (annual bonus and LTIs) clawed back if there is a material financial restatement whereby the executive engaged in misconduct received higher incentive compensation than he or she would have received absent the misconduct and resulting restatement.

Anti-Hedging policy	All directors, executives and employees	•	Prohibits hedging Goldcorp securities that they directly or indirectly own or exercise control over.

		•	Prohibits all trading in publicly-traded options, puts, calls or other derivative instruments related to our securities.

Share ownership guidelines	CEO, EVPs, Senior Vice Presidents (SVPs), Vice Presidents (VPs) and Mine General Managers (MGMs)	•	Required to hold Goldcorp common shares (unvested equity does not apply) that are worth a specified multiple of their base salary.

		•	Only fulfilled based on ownership of common shares – not PSUs, RSUs and options.

		•	Aligns the interests of senior management with the long-term interests of shareholders. See page 50 for details on our share ownership policy.

Payout caps	All employees	•	Maximum payout limits of 200% under our bonus (STI) and PSU plan (the largest component of our LTI program).

Double trigger vesting of equity upon change of control	All employees with LTI	•	LTI awards are subject to double trigger vesting (i.e. change of control and subsequent termination without cause or with good reason).

Post-termination/retirement shareholding obligation	CEO	•	Under the terms of his employment agreement, Mr. Garofalo is prohibited from selling his Goldcorp shareholdings for one-year post voluntary resignation, retirement or termination for cause.

Pay Comparator Group

Goldcorp maintains a pay comparator group (the “Pay Comparator Group”) to provide competitive market context on pay levels and mix, and pay design practices. Each year, the Pay Comparator Group is carefully reviewed by the HRCC to ensure it continues to reflect Goldcorp’s size, operations, and geography.

The Pay Comparator Group was developed using the following selection criteria:

•	Publicly-traded companies.

•	Companies engaged in mining or the resources industry and are headquartered in North America or companies facing similar industry dynamics – that is, capital intensive and subject to commodity price cycles.

•	Companies that reflect the size, scale and complexity of our operations.

•	Companies that reflect the competitive marketplace for executive management talent.

Pay Comparator Group for 2016

Based on the selection criteria outlined above the HRCC recommended the removal of five companies1 from the Pay Comparator Group for the purposes of setting executive pay in 2016.

Company	Primary Industry	Headquarters	Market Cap [2] (C$)	Total Enterprise Value [2] (C$)	Revenue (C$) [3]	Assets (C$) [3]
Barrick Gold Corporation	Gold	Canada	25,045	35,828	11,495	33,638
Newmont Mining Corporation	Gold	United States	24,289	32,273	9,014	31,607
Potash Corporation of Saskatchewan Inc.	Fertilizers and Agricultural Chemicals	Canada	20,398	26,431	5,267	22,774
Cenovus Energy Inc.	Integrated Oil and Gas	Canada	16,916	19,250	12,134	24,475
Agrium Inc.	Fertilizers and Agricultural Chemicals	Canada	18,648	26,451	18,355	21,762
Freeport-McMoRan Inc.	Diversified Metals and Mining	United States	25,513	56,382	19,920	54,339
Agnico Eagle Mines Limited	Gold	Canada	12,673	13,317	2,872	9,415
Encana Corporation	Oil and Gas Exploration and Production	Canada	15,334	20,265	4,289	19,133
Teck Resources Limited	Diversified Metals and Mining	Canada	15,540	23,294	9,300	34,452
Kinross Gold Corporation	Gold	Canada	5,217	6,439	4,664	10,516
Yamana Gold Inc.	Gold	Canada	3,572	5,484	2,401	12,554
Cameco Corporation	Coal and Consumable Fuels	Canada	5,557	6,878	2,431	8,509
Eldorado Gold Corporation	Gold	Canada	3,090	3,540	581	6,668

75th Percentile			22,343	29,362	11,815	32,622
Median			15,540	20,265	5,267	21,762
25th Percentile			5,387	6,658	2,652	9,966

Goldcorp Inc.	Gold	Canada	15,611	18,954	$4,715	28,334
Percent Rank			50%	43%	43%	68%

Notes:

1.	No new companies were added to the Pay Comparator Group for 2016 compensation. Canadian Natural Resources Limited, Cliffs Natural Resources Inc., IAMGOLD Corporation, Finning International Inc. and TELUS Corporation were removed from the Pay Comparator Group for 2016 compensation.
2.	Market Cap and Total Enterprise Value numbers calculated as at December 31, 2016
3.	Revenue and assets are as of fiscal year end according to the most recent financial information publicly available for these companies.

Target Pay Positioning

Our philosophy is to target base salary and total direct compensation (i.e., base salary, target bonus and LTIs) at the median of the Pay Comparator Group, however, in setting target compensation for each of our NEOs, the HRCC considers a number of other relevant factors, including the tenure and experience of each executive, their role and responsibilities at Goldcorp. Perquisites, benefits, and retirement benefits are intended to be competitive with similarly sized companies operating in Canada.

Components of Goldcorp’s Executive Compensation Program

Component	Risk	Objectives	Time Frame	Description
Total Direct Compensation (TDC)
Base Salary	Fixed	Provides competitive level of fixed compensation	Annually	•	Only fixed component of total direct compensation
				•	Individual NEO salary reflects role and responsibilities, skills and individual experience
Bonus (STI)	Variable	Rewards short-term execution of operational, financial, growth and leadership priorities	One year	•	Cash bonus
				•	Payout based on combination of corporate and individual performance
PSU Plan (PSUs)	Variable	Rewards long-term performance and creates incentive to enhance shareholder value	Three years	•	Annual grants
				•	3-year cliff vesting (between 0% to 200% of PSUs granted) based on relative and absolute TSR performance vs. the S&P/TSX Global Gold Index
				•	Changes have been made to this Plan for 2017 grants
RSU Plan (RSUs)	Variable	Promotes retention and rewards long-term shareholder value creation	Three years	•	Annual grants
				•	RSUs vest equally over three years, beginning on the first anniversary of grant
Stock Option Plan (SOPs)	Variable	Rewards long-term shareholder value creation	Seven years	•	Annual grants
				•	Options vest equally over three years, beginning on the first anniversary of grant
				•	Options have been eliminated for the 2017 long term incentive grants
Other Components
Employee Share Purchase Plan (“ESPP”)	N/A	Promotes share ownership	N/A	•	Voluntary share purchase plan
				•	Employee contributions of up to 10% of base salary with Company matching contribution of 50%, up to 3% of salary
Retirement Benefits	N/A	Assist with attraction and retention	One year	•	Voluntary participation in group RRSP
			Five years	•	Supplemental executive retirement plan (SERP)

Target Pay Mix

Our compensation programs include a mix of fixed and at-risk pay, awarded as a combination of cash and equity-based compensation. The majority of our NEOs’ target compensation is variable at-risk pay that is dependent upon performance relative to Board-approved goals, as well as stock price performance.

The “at-risk” component of target total compensation is 84% for our CEO and 79% for our EVPs. For 2016, approximately 64% and 62% of CEO and EVP compensation, respectively, was awarded in the form of LTIs – PSUs, RSUs and options (also referred to as SOPs)

Base Salary

Executive base salaries are targeted at the median of the Pay Comparator Group, and set with consideration to each executive’s role and responsibilities, experience, performance and expected future contribution, and any retention considerations. Base salaries for each EVP are assessed by the HRCC upon recommendation from the CEO which are then presented to and approved by the Board. The HRCC makes an assessment of the CEO’s base salary considering the factors described above and makes a recommendation to the Board for approval.

2016 Base Salaries

Executive	Position	2015 Base (C$)	2016 Base (C$)[1]	% Change
David Garofalo	President and CEO	N/A	1,250,000	N/A
Russell Ball	EVP, CFO and Corporate Development	750,000	850,000	13%[2]
George Burns	Former EVP and COO	850,000	850,000	0%
Charlene Ripley	EVP, General Counsel	550,000	575,000	5%[3]
Brent Bergeron	EVP, Corporate Affairs and Sustainability	485,000	525,000	8%[4]
Charles Jeannes	Former President and CEO	1,500,000	1,500,000	N/A
Lindsay Hall	Former EVP and CFO	877,000	877,000	N/A

Note:

1.	In May 2016 following the departures of Mr. Jeannes and Mr. Hall, Mr. Garofalo reviewed the portfolios of the remaining NEOs. Following this review and upon recommendation by Mr. Garofalo to the HRCC with approval by the Board, Mr. Ball, Mr. Bergeron and Ms. Ripley received base salary increases retroactive to January 1, 2016. 2016 marked the first year since 2013 the base salaries of Mr. Ball and Ms. Ripley were increased.
2.	Following the departure of Mr. Hall, the scope of Mr. Ball’s portfolio expanded to include assuming the duties of Chief Financial Officer of Goldcorp. Mr. Ball’s salary increase was granted to reflect the expansion of his role within Goldcorp.
3.	In 2016 Goldcorp’s People (Human Resources) function began reporting to Ms. Ripley. Ms. Ripley’s salary increase was granted to reflect the expansion of her role within Goldcorp.
4.	Mr. Bergeron’s base salary was increased to remain competitive with market conditions.

Base salary increases were awarded for the calendar year 2016, effective January 1, 2016, to employees (including NEOs) at Goldcorp according to a budget with priority given to promotions or changing job responsibilities, reflecting the existing environment in the gold mining sector and our commitment to control operational costs.

Bonus Plan

Our NEOs participate in the annual bonus plan, which is “at-risk” compensation that rewards for performance achieved against pre-determined annual goals.

Bonus targets are expressed as a percentage of base salary, with actual payout based on a performance multiplier dependent on both corporate and individual performance. The actual performance multiplier achieved can range between 0% and 200% of target.

Bonus awards are capped at 200% of target

                                             Performance Multiplier (-200%)

Target Bonuses and Performance Weighting

The table below outlines NEO bonus targets expressed as percentage of base salary along with the corresponding corporate and individual performance weightings. Note that weightings vary across the organization, with corporate performance receiving a higher weighting for more senior employees.

NEO	2016 Base (C$)	2016 Bonus Target		Performance Weighting
		% of Salary	C$	Corporate	Individual
David Garofalo	1,250,000	125%	1,562,500	80%	20%
Russell Ball	850,000	80%	680,000	70%	30%
George Burns	850,000	80%	680,000	70%	30%
Charlene Ripley	575,000	80%	460,000	70%	30%
Brent Bergeron	525,000	80%	420,000	70%	30%

No changes have been made to the NEO bonus target awards for 2017.

Corporate Performance Scorecard

At the start of each year, the Board, upon recommendation from the HRCC, adopts a corporate performance scorecard that sets out key performance indicators to guide and motivate executives to execute on our strategy over the course of the year. At the end of the year, the HRCC assesses the corporate performance against each indicator (including through consultations with the CEO) and recommends to the Board an aggregate corporate performance score (between 0% to 200% of target).

The Board may, in its sole discretion, exercise its informed judgment in making final executive compensation decisions and adjust the calculated corporate performance score up or down, as appropriate, to better reflect performance. This discretion was not exercised in 2016.

Effective for the 2016 calendar year, the corporate scorecard was re-designed to align with our strategic direction under the leadership of our new President and CEO, Mr. Garofalo. Our corporate scorecard is now based on four broad corporate performance categories, which are assessed against specific and measurable key performance indicators. This re-design provides the HRCC with a comprehensive overview of the organization’s performance to ensure bonus payouts are aligned with our results relative to Goldcorp’s strategic plan. We expect that, over the course of time, a broader range of corporate scores (both higher and lower) will be realized which will better align with the performance attained. The following table sets out the corporate performance scorecard and resulting achievements for 2016.

2016 Corporate Performance

= Target met                     = Target partially met                     = Target missed

Category	Key Performance Indicators			Weight	Achievement	Score
Operational Excellence		•	Performance against internal budgets for production and unit costs	30%		15%
		•	Achieve Operating for Excellence targets
		•	Enhance life of mine planning and budget process to create integrated technical, financial and strategic mine plans
		•	Implement high-value innovation initiatives with key suppliers and elaborate long-term innovation strategy
Financial Excellence		•	Fund growth opportunities and maintain strong balance sheet with investment grade rating	20%		5%
		•	Grow net asset value per share by at least 5% (normalized)
		•	Achieve $160 million free cash flow[1] before expansionary capital at $1,100 gold price (normalized)
		•	Relative Total Shareholder Return performance vs peer group
Growth		•	Replace mined reserves company-wide (normalized)	30%		20%
		•	Complete significant net asset value accretive acquisition and manage portfolio to enhance asset quality (normalized)

Leadership	Safety:			20%		15%

		•	Achieve zero fatalities

		•	Improve overall safety performance 5% from 2015, as measured by all injury frequency rate

Sustainability/Corporate Affairs:

		•	Enhance sustainability performance through implementation of systems for SEMS performance measurement, compliance assurance and risk management.

		•	Enhance stakeholder partnerships and government relationships in key regions and monitor overall corporate affairs risk in regions

Risk Management:

		•	Risk Management: implement a risk management governance framework and related structure based on a risk and control model (“Three Lines-of-Defence”), underpinned by strong culture of integrity and compliance

People:

	•	Develop and implement optimization plans at sites, corporate and regional offices

	•	Develop and implement a leadership development program which includes identification of high-potential employees and creation of personal development plans. In addition, create succession plans for each EVP, senior management and critical positions

			FINAL SCORE			55%

Note:

1.	For non-GAAP performance measures, such as free cash flow, see our management’s discussion and analysis for the year ended December 31, 2016.

Based on Goldcorp’s performance against the corporate metrics defined above, Mr. Garofalo and the HRCC recommended a score of 55% which was approved by the Board. For more information please see our “Letter to Shareholders” on page 25.

2016 corporate performance score of 55% aligned bonus awards with performance achieved

We achieved production and all-in sustaining cost guidance as we re-oriented the business model in 2016. Significant changes have been undertaken to focus Goldcorp, aligned with our strategy, on growing net asset value. Please see our Letter to Shareholders on page 25 for further details.

We continue to ramp-up to nameplate capacity at our Cerro Negro and Éléonore mines with a sustained focus on efficiency and productivity enhancements at our existing camps as well as advancing a robust project pipeline.

Growth continues to be fundamental to our strategy. We completed our acquisition of Kaminak Gold Corporation (the Coffee project in the Yukon) and announced major strategic projects across our existing portfolio including the Dome Century project at our Porcupine camp and expansion projects at Peñasquito and Musselwhite.

We continue to focus on reducing costs having identified 60% of our $250 million target in sustainable efficiencies to be implemented throughout our organization by 2018. We have delivered savings through restructuring and the implementation of a decentralized organizational model. We have also implemented efficiencies at our Cerro Negro mine and are currently identifying opportunities across our portfolio of operations.

We delivered a mixed safety performance in 2016. On the positive side, we experienced an 11% decrease in our all injury frequency rate (based on 200,000 hours) and a 4% decrease in our lost-time injury frequency rate. We did however, experience a fatality at our Marlin Mine in April, 2016.

In short, 2016 was a transition year for Goldcorp marked by our shift in focus from safe production at any cost to growing net asset value.

Individual Performance

At the beginning of the year, each NEO (other than our President CEO) establishes objectives for their portfolios aligned with our corporate objectives which are presented to the CEO for approval. Their individual performance is then assessed and measured against the approved objectives. Ratings are determined on a scale of one to five by the President and CEO and put forward to the HRCC for their review and recommendation to the Board for final approval. Each rating corresponds to a percentage multiplier from 0% to 200% of target (three corresponds with 100%) which is applied to the individual component of the executive’s bonus. For details regarding individual goals and achievements for our NEOs, see “Other NEO Compensation & Review” on page 47.

The President and CEO’s individual performance is assessed against objectives recommended by the CEO and approved by the HRCC. The CEO’s personal performance is also rated on a scale of one to five, on the basis of a recommendation by the HRCC for final approval by the Board. Mr. Garofalo does not have a role in determining his own compensation. For details regarding individual goals and achievements for our President and CEO, see “CEO Compensation & Review” on page 44.

Bonus awards are awarded subject to the discretion of the Board, commensurate with the position and performance of both the individual and Goldcorp. An award in any year does not guarantee an award in any subsequent year. In addition, Goldcorp adopted an expanded clawback policy that applies to all executives at the EVP level and higher. Under this policy, every covered executive agrees to have their incentive compensation (annual bonus and LTIs) clawed back if there is a material financial restatement whereby the executive engaged in misconduct received higher incentive compensation than he or she would have received absent the misconduct.

2016 Bonus Awards

Below is the summary of the 2016 bonus results and payouts to the NEOs:

Executive	2016 Target Bonus	Performance			2016 Bonus Award	% of
	(C$)	Corporate	+	Individual	(C$)	Target
David Garofalo	1,562,500	80% x 55%	+	20% x 150%	1,156,250	74%
Russell Ball	680,000	70% x 55%	+	30% x 150%	568,000	84%
George Burns	680,000	70% x 55%	+	30% x 150%	364,000	54%
Charlene Ripley	460,000	70% x 55%	+	30% x 157%	394,000	86%
Brent Bergeron	420,000	70% x 55%	+	30% x 150%	351,000	84%

Long-term Incentives (LTIs)

Our NEOs participate in our long-term incentive plan (“LTIP”), which is designed for the long-term motivation and retention of our executives, and to align compensation with the experience of our shareholders. Goldcorp’s 2016 LTIP is comprised of three equity-based vehicles: (i) PSUs, (ii) RSUs, and (iii) options.

2016 Target Mix of Annual Long-term Incentives

Executives	2016 Actual (% of Base	2016 LTI Mix
	Salary)	PSUs	RSUs	Options
CEO	0%[1]	50%	25%	25%
EVPs	244%[2]	50%	25%	25%

Notes:

1.	Only award the current CEO received during 2016 was a one-time make-whole restricted equity award to compensate him for his 2015 bonus and equity grants forfeited upon his departure from his former employer.
2.	244% reflects the adjusted grant methodology described below (reduction from 300%).

Refer to 2017 Compensation section on page 42 for details regarding the LTI target reductions and changes to the LTI mix effective 2017.

LTIP Grant Methodology – Awards Made During 2016

In recent years, executive LTI awards were granted based on a target grant-date award value determined as a multiple of base salary. Given ongoing pressure on gold and other commodities prices, and the resulting decline in our share price experienced during 2015 and the beginning of 2016, the HRCC and Board determined this methodology would result in a significant and inappropriate increase in the number of units granted under each plan. Accordingly, the number of units awarded under each of the LTI plans in 2016 was based on a methodology that used a fixed number of units that was generally consistent with the number of units granted in 2015. This resulted in a year over year reduction in the grant-date value of LTIs of approximately 19% in Canadian dollar terms.

Given the incoming CEO, Mr. Garofalo, was appointed in February 2016 no LTI award was made during the 2016 annual compensation process. In March 2016, Mr. Garofalo was granted a one-time make-whole restricted equity award to compensate him for his 2015 bonus and equity grants forfeited upon his departure from his former employer fdg. For further details of Mr. Garofalo’s on-hire award please see page 45.

PSUs

PSUs are notional (i.e. cash-settled) share units that cliff-vest after three years. They align the interests of eligible participants with those of shareholders by tying the number of PSUs vesting to TSR performance achievement over three years. At payout, each vested PSU entitles the holder to the cash equivalent of one common share at the prevailing market price, as further discussed below.

For awards made during 2016, TSR achievement was measured relative to the S&P TSX Global Gold Index (the “Index”) as well as on an absolute basis. On a vesting date, the number of units that vest will be adjusted by the performance multiplier which may range from 0% to 200% of target, depending on our relative performance during the relevant performance period. In order to ensure alignment with the shareholders’ experience, if we outperform the Index but have a negative absolute TSR, the vesting of PSUs is capped at 100%.

Relative TSR (calculated as CAR)	Payout Multiplier with Positive Absolute Goldcorp TSR[1]	Payout Multiplier with Negative Absolute Goldcorp TSR[1]
10 percentage points more than Index TSR	200%	100%
Equal to Index TSR	100%	100%
5 percentage points below Index TSR	50%	50%
More than 5 percentage points below Index TSR	0%	0%

Note:

1.	Linear interpolation is used to determine payout multiplier between the defined performance points. For example, if Goldcorp’s TSR is 4% below the Index, the payout is 60%.

See the 2017 Compensation section on page 42 for details regarding changes to the PSU Plan design approved by the Board effective for awards made in 2017. See Schedule “B” for a summary of the terms of the PSU plan, including certain amendments that were made to the PSU plan effective for awards made during 2017.

2016 PSU Grants

During 2016, the Board, on the recommendation of the HRCC, granted a total of 181,474 PSUs to our NEOs, with a performance period from March 8, 2016 to February 6, 2019, as follows:

Executive	Number of PSUs	Value (C$)
David Garofalo	N/A	N/A
Russell Ball	51,653	747,419
George Burns[1]	58,540	847,074
Charlene Ripley	37,879	548,109
Brent Bergeron	33,402	483,327

Note:

1.	In accordance with the terms of the PSU plan, on Mr. Burns’ resignation, these PSUs (and all unvested PSUs held at such date) were forfeited.

2016 PSUs Payouts (2013 Grants)

Actual payouts reduced by 36% and 100% for respective executives, aligned with performance

The table below outlines the payouts made for the PSUs awards that were granted on February 27, 2013 and vested on January 28, 2016. The awards for Mr. Ball and Ms. Ripley were granted in May 2013 upon joining Goldcorp and are therefore outside of the annual process as outlined in the footnote below the table.

Executive	Value at Time of Grant (2013) (C$)	Number of PSUs Vested [1] (C$)	Value at Payout (2016) [3] (C$)	Difference
David Garofalo [2]	N/A	N/A	N/A	N/A
Russell Ball [3]	1,162,500	69,530.59	0	-100%
George Burns	777,000	34,201.10	497,284	-36%
Charlene Ripley [3]	550,000	27,512.62	0	-100%
Brent Bergeron	281,613	12,395.89	180,236	-36%
Chuck Jeannes	2,000,000	88,034.31	1,280,019	-36%
Lindsay Hall	877,000	38,603.14	561,290	-36%

Notes:

1.	These values are not included in compensation for 2016 in the “Summary Compensation Table” because they were reported as compensation for 2013 based on the value at the time of grant. This amount was calculated by multiplying the number of PSUs that vested in 2016 by C$15.84 (based on the 30-day volume-weighted average price of the common shares on the TSX prior to the vesting date) and applying the performance multiplier of 91.8%. These amounts include distribution PSUs, representing the dividends that would otherwise have been reinvested during the performance period.
2.	Mr. Garofalo was not an executive of Goldcorp in 2013 and was not granted PSUs in 2013, therefore no value is reported for him.
3.	Mr. Ball and Ms. Ripley received awards of PSUs on May 28, 2013 and May 14, 2013, respectively, upon joining Goldcorp to compensate them for the loss of LTIs as a result of leaving their former employers.

The chart below represents the value of the PSU awards on both the date of grant and the date of vesting. The payout reinforces the alignment of our PSU plan design to our shareholder experience.

RSUs

RSUs are awarded annually as a time-based equity incentive that aligns the interests of participants with shareholders, enhances retention, and rewards the creation of shareholder value over the vesting period. Each RSU entitles the holder to one common share (settled by the issuance of a share from treasury) at the end of a restricted period determined by the Board. RSUs generally vest one-third per year beginning on the first anniversary of the date of grant. See Schedule “B” for a summary of the terms of the RSU plan.

2016 RSU Grants

During 2016, the Board, on the recommendation of the HRCC, granted a total of 298,795 RSUs to our NEOs as follows:

Executive	Number of RSUs		Value (C$)
David Garofalo	226,005	[1]	4,581,121
Russell Ball	20,718		419,954
George Burns[2]	23,481		475,960
Charlene Ripley	15,193		307,962
Brent Bergeron	13,398		271,577

Notes:

1.	Represents the one-time “make-whole” restricted award to compensate Mr. Garofalo for his 2015 bonus and equity grants forfeited upon his departure from his former employer.
2.	In accordance with the terms of the RSU plan, on Mr. Burns’ resignation, these RSUs (and all unvested RSUs held at such date) were forfeited.

Stock Options

Options provide the opportunity for our executives to purchase common shares in the future at a share price set at the time of grant. Options granted during 2016 have a seven-year term and vest in three equal annual installments starting on the first anniversary of the grant. See Schedule “B” for a summary of the terms of the stock option plan.

2016 Stock Option Grants

During 2016, the Board, on the recommendation of the HRCC, granted a total of 355,441 options to our NEOs as follows:

Executive	Number of Stock Options	Value (C$)
David Garofalo	N/A	N/A
Russell Ball	101,169	662,657
George Burns[1]	114,658	751,010
Charlene Ripley	74,191	485,951
Brent Bergeron	65,423	428,521

Note:

1.	In accordance with the terms of the option plan, on Mr. Burns’ resignation, these options (and all unvested options held at such date) were forfeited.

Effective 2017, options have been eliminated from the annual LTI grant mix.

Benefits and Perquisites

We provide our NEOs with a selection of benefits and perquisites to ensure their overall compensation package is competitive and attractive, and in line with other Canadian organizations. Our executive employee benefits program includes extended health and dental benefits, CONTACT employee and family assistance, basic life and basic accidental death and dismemberment insurance, long term disability coverage and Best Doctors coverage. In addition, we provide the option to participate in our ESPP, as described below.

Employee Share Purchase Plan

The ESPP is intended to attract and retain employees as well as encourage employees to align their interests with those of shareholders by acquiring a stake in Goldcorp. As well, the ESPP supports the executives who are subject to share ownership guidelines in accumulating Goldcorp shares and attaining their guidelines.

Participation in the ESPP is voluntary. All Canadian and corporate employees are eligible to participate. Employees can elect to contribute up to 10% of their salary, which is matched 50% by Goldcorp, up to a maximum of 3% of salary. Common shares for the plan are purchased in the open market. Employees have the right to vote any common shares that they own under the ESPP.

Post-Retirement and Other Benefits

Group RRSP for Canadian Corporate Employees

We sponsor a voluntary group RRSP program (“Group RRSP”) for Canadian corporate employees. Participating employees may choose to contribute between 1% and 9% of their annual base salary. We then match the employee contribution up to a maximum amount based on the annual limit set by the Canada Revenue Agency. This Group RRSP for Canadian corporate employees is the pension program in which the executives participate.

In 2016, the limitation on our matching contribution was C$12,685 per participating employee.

Supplemental Executive Retirement Plan

We also sponsor the SERP for the CEO, EVPs and other designated executive officers in Canada. The SERP was developed for executives who work in Canada and who are subject to the limitation imposed by the Canadian Income Tax Act (Tax Act) on annual RRSP contributions.

The SERP is considered to be a defined contribution plan for the purposes of this circular. For the purpose of the Tax Act, the SERP is intended to be a retirement plan funded as a retirement compensation arrangement. It is not intended to qualify as a registered pension plan.

SERP benefits are accumulated based on 15% of annual base salary plus the paid short-term incentive award, less our contributions to the Group RRSP. Contributions under the SERP are accumulated with interest, and are payable to the executives upon retirement, death or termination without cause. Payment at retirement or voluntary termination is only allowed after participating in the plan for five years (a five-year “vesting period”).

The SERP is funded through retirement compensation arrangements held by the Royal Trust Corporation. The SERP program is funded on an annual basis. We consider the SERP an important component of attraction and retention. During the year ended December 31, 2016, we paid a total of was C$2,280,804 in contributions on behalf of all our SERP members. Of this amount, was C$787,510 was contributed on behalf of the NEOs.

Accumulated Pension Benefits under the SERP (up to and including 2016)

Executive	Accumulated value at start of year[1] (C$)	Compensatory[1,2,3] (C$)	Accumulated value At year end[4,5] (C$)
David Garofalo	0	174,815	179,627
Russell Ball	440,687	176,465	646,268
George Burns	1,079,878	184,685	1,329,091
Charlene Ripley	348,298	131,645	502,739
Brent Bergeron	333,903	119,900	475,484
Chuck Jeannes [6]	3,767,504	0	4,002,180
Lindsay Hall [6]	2,059,621	0	2,125,612

Notes:

1.	Represented in Canadian dollars.
2.	Employer contributions with respect to the year ended December 31, 2016 will be made by Goldcorp during the year ending December 31, 2017.
3.	This amount excludes the annual return value.
4.	This amount includes the annual return value.
5.	SERP benefits are fully vested following five years of SERP membership. SERP benefits are fully vested for Messrs. Jeannes, Hall and Burns.
6.	SERP payout was paid to Mr. Jeannes on December 12, 2016 and Mr. Hall on June 17, 2016. Value at year end reflects payout to SERP member. There were no compensatory contributions remitted to the SERP for either for 2016.

The contributions made by us on behalf of the executives to the group RRSP program during 2016 are disclosed under “All Other Compensation” in the “Summary Compensation Table” on page 52.

Decisions made for 2017

For 2017 grants, target LTI multipliers for CEO and EVPs reduced by 25%

Share ownership requirements of 4 and 2 times base salary for the CEO and EVPs respectively maintained

During 2016 we undertook a significant review and re-design of our LTI program effective for 2017 grants and we have outlined the key highlights below that will be effective for the year beginning January 1, 2017:

Program	Change		Purpose
Long-term incentive awards grant multipliers	• Reduced LTI multipliers by 25% for the CEO and Executive Vice Presidents. • More specifically from 4x to 3x base salary for the CEO and 3x to 2.25x base salary for the EVPs.		• Aligns executive pay with our philosophy of targeting total direct compensation (i.e., base salary, target bonus and LTIs) at the median of the Pay Comparator Group.
Long-term philosophy	• LTI award multipliers subject to -/+ 25% modifier.		• Provides front-end performance conditioning enabling the value of the grant to be aligned with performance.
Long-term incentive mix	• Increased performance share units in LTIP mix to 75% (from 50%) for the CEO and EVPs. • To accommodate shift in LTIP mix, stock options have been removed from 2017 grants.		• Better align the interests of our executives with those of our shareholders. • Increases the link between pay and performance to better align with long-term shareholder value creation.
Performance Share Units

Metrics:

•      Addition of a net asset value growth metric with a weighting of 50%.

•      Existing TSR metric will have an equal 50% weighting.

Performance Peer Group:

•      Relative TSR metric will now be measured against a select peer group of companies replacing the S&P/TSX Global Gold Index. The table below outlines our Performance Peer Group:

•      Addition of a medium-term net asset value metric directly links our executive pay with our strategy of growing net asset value.

•      Embedding our Performance Peer Group within our PSU plan supports a transparent assessment of our performance relative to those gold mining organizations who have similar commodity cycles, operations and operating priorities and are subject to similar external market forces.

Companies
	Barrick Gold Corporation	AngloGold Ashanti
	Newmont Mining Corporation	Kinross Gold Corporation
	Newcrest	Yamana Gold Inc.
	Agnico Eagle Mines Limited	Eldorado Gold Corporation
	Randgold	IAMGOLD Corp.

Program	Change	Purpose

Performance Hurdles: • Relative TSR (capped at 100% if the absolute share price is negative):
Criteria	Multiplier
Below 25th percentile of the Peer Group	0%
25th percentile of the Peer Group	50%
50th percentile of the Peer Group	100%
75th percentile of the Peer Group	200%
• net asset value growth:

Criteria	Multiplier
0% NAV growth	0%
5% NAV growth	100%
10% NAV growth	200%

The chart below provides an overview of the key elements of the performance unit share plan changes effective for 2017:

2017 Base Salaries

Executive	Position	2017 Base (C$)
David Garofalo	President and CEO	1,350,000
Russell Ball	EVP, CFO and Corporate Development	850,000
Charlene Ripley	EVP, General Counsel	600,000
Brent Bergeron	EVP, Corporate Affairs and Sustainability	560,000

Base salary increases were awarded for the calendar year 2017, effective January 1, 2017, to employees (including NEOs) at Goldcorp according to a budget with priority given to promotions or changing job responsibilities, reflecting the existing environment in the gold mining sector and our commitment to control operational costs.

CEO Compensation & Review

CEO subject to one year non-compete, non-solicit clauses and must hold Goldcorp common shares for one-year post voluntary resignation, retirement or termination for cause

On February 29, 2016, Mr. David Garofalo joined Goldcorp as our President and CEO. Recognizing the importance of CEO compensation in setting the tone for pay for the organization, the HRCC and Board took a comprehensive approach in setting Mr. Garofalo’s pay.

Highlights of Mr. Garofalo’s employment agreement include:

•	Base salary of $1.25 million and eligibility to participate in the short and LTI programs generally available to all executives.

•	Severance in the event of termination either without cause or upon a change of control is set at 2x base salary and target bonus (compared to 3x for our former CEO).

•	Non-compete and non-solicit clauses are effective for one-year following exit from Goldcorp for any reason.

•	Requirement to maintain holdings in Goldcorp common shares for one-year post voluntary resignation, retirement or termination for cause.

Key Achievements in 2016

The following provides an overview of Mr. Garofalo’s individual achievements during 2016 and his corresponding individual performance score under the annual bonus plan:

•	Drove transformational change with a focus on growing net asset value, reducing costs and identifying efficiencies across our portfolio of assets.

•	Achieved production and all in sustaining cost guidance.

•	Completed Goldcorp’s acquisition of Kaminak Gold Corporation.

•	Initiated the Dome Century project in addition to expansion projects at Peñasquito and Musselwhite.

•	Re-aligned the organization’s strategy with a focus on growing net asset value and re-designed the operating model to support the new strategy.

•	Identified over 60% of targeted $250 million sustainable annual efficiencies to be implemented by 2018.

The HRCC considered Mr. Garofalo’s achievement of his 2016 personal goals and recommended the personal component of his bonus be awarded at 150% of target. The Board approved the HRCC’s recommendation.

2016 Total Direct Compensation

The table below summarizes the 2016 actual total direct compensation (“TDC”) and 2017 TDC for Mr. Garofalo:

Pay Component	2016 Actual TDC (C$)		2017 Target TDC (C$)
Base Salary	1,250,000		1,350,000
Bonus	1,156,250		1,687,500
Long-Term Incentives:
PSUs	Nil		3,037,500
RSUs	Nil		1,012,500
Options	Nil		Nil

TDC	2,406,250		7,087,500

On-Hire Awards	4,581,121	[1]	N/A

Note:

1.	Represents one-time “make-whole” restricted award to compensate Mr. Garofalo for his 2015 bonus and equity grants forfeited upon his departure from his former employer.

On-Hire Awards

Mr. Garofalo’s decision to join Goldcorp resulted in him forfeiting annual incentive compensation awards for his previous role as Chief Executive Officer at Hudbay Minerals Inc. In 2016, Mr. Garofalo was granted a one-time make-whole restricted equity award to compensate him for his 2015 bonus and equity grants forfeited upon his departure from his former employer. These RSUs were subsequently granted on March 8, 2016 and vest in three equal annual installments, which commenced on March 8, 2016.

The make-whole award was the only long term incentive award granted to Mr. Garofalo in 2016.

Details regarding other payments in connection with his hiring can be found under the “Summary Compensation Table” and associated footnotes.

During calendar year 2016, CEO awarded make –whole award only with no supplementary LTI award

Personal Investment in Goldcorp

During 2016, Mr. Garofalo purchased 43,000 Goldcorp common shares at a total purchase cost of C$1,011,960 using his personal savings to demonstrate his commitment to Goldcorp and our shareholders. This personal investment decision also contributes towards Mr. Garofalo attaining his share ownership guideline which is set at 4x his base salary.

Per the terms of Mr. Garofalo’s employment agreement, he must maintain his holdings in Goldcorp shares for one-year post voluntary resignation, retirement or termination for cause.

CEO Take Home Pay

The chart below demonstrates that our CEO’s compensation is aligned to our performance and the experience of our shareholders by showing how the value of his take home pay together with the change in equity value has moved with our Absolute Total Shareholder Return.

*	The only equity Mr. Garofalo received during 2016 was an on-hire RSU grant of 226,005 units, equal to the amount of bonus and LTIP forfeited when he resigned from his previous role as President & CEO of HudBay Minerals Inc.. Accordingly, take home pay includes the value of the vested portion of this award (one-third which vested in March 2016) and change in equity value reflects the change in the value of the unvested portion of the award between the grant-date (March 8, 2016) and year end.

Other NEO Compensation & Review

The following discussion provides an overview of the individual achievements of each of the other NEOs during 2016 as well as their individual performance score under the bonus plan:

Russell D. Ball

Executive Vice President, Chief Financial Officer and Corporate Development

Mr. Ball was appointed our Executive Vice President of Capital Management on May 21, 2013, and then appointed Executive Vice President, Corporate Development and Capital Projects in December 2014. On March 9, 2016, Mr. Ball was appointed Executive Vice President, Chief Financial Officer and Corporate Development. Prior to his role with us, Mr. Ball served in varying capacities for Newmont Mining Corporation culminating with his appointment as Executive Vice President and Chief Financial Officer. He is both a Chartered Accountant from the Institute of Chartered Accountants of South Africa (1993) and a Certified Public Accountant in Colorado (1994). Mr. Ball graduated from the University of Natal in South Africa with a Masters degree in Accounting.

Mr. Ball’s 2016 achievements included:

•	Overseeing the filing of an updated base shelf prospectus.

•	Completing the extension of our $3 billion corporate revolving credit facility.

•	Restructuring the finance function, including a treasury modernization initiative and developing a rolling 36-month forecast.

•	Negotiating Goldcorp’s acquisition of Kaminak Gold Corporation.

•	Identifying over 60% of targeted $250 million sustainable annual efficiencies.

Mr. Garofalo reviewed and considered Mr. Ball’s achievement of his 2016 personal goals and recommended the personal component of his bonus be awarded at 150% of target. The HRCC agreed with Mr. Garofalo’s recommendation, which was ultimately approved by the Board.

George R. Burns

Former Executive Vice President and Chief Operating Officer

Mr. Burns was appointed our Executive Vice President and COO on August 8, 2012. On January 26, 2017 Mr. Burns resigned from Goldcorp to assume the role of President and CEO of Eldorado Gold Corporation

Mr. Burns’ 2016 achievements included:

•	Achieved gold production of 2.873 million ounces, in line with our guidance.

•	Overseeing a reduction of 2016 all-in-sustaining costs to $856 per ounce versus 2015 actual of $894 per ounce.

•	Overseeing the development and deployment of an improved planning and budgeting process to create integrated technical, financial and strategic mine plans.

•	Negotiating Goldcorp’s acquisition of Kaminak Gold Corporation.

•	Overseeing the ramp-up of operations at Goldcorp’s Borden Project and the ordering of major equipment.

Mr. Garofalo considered Mr. Burns’ achievement of his 2016 personal goals and recommended the personal component of his bonus be awarded at 50% of target. The HRCC agreed with Mr. Garofalo’s recommendation, which was then approved by the Board.

Charlene A. Ripley

Executive Vice President, General Counsel

Ms. Ripley was appointed our Executive Vice President, General Counsel effective April 1, 2013. Prior to her role at Goldcorp, Ms. Ripley served as SVP & General Counsel at Linn Energy in Houston. She is a member of The Law Society of British Columbia, The Law Society of Alberta, Texas State Bar and Canadian Bar Association. Ms. Ripley also holds a Bachelor of Arts, with distinction, from the University of Alberta and earned her law degree from Dalhousie University in Halifax, Nova Scotia.

Ms. Ripley’s 2016 achievements included:

•	Implementing a new Government Payments and Contributions Policy to support Goldcorp’s ESTMA reporting requirements.

•	Strengthening the utilization of technology and analytics in the detection of irregular financial transactions and ethics and compliance violations.

•	Rolling-out Goldcorp’s new Records and Information Management Policy and training program and piloting a new records and information management system.

•	Enhancing the succession planning process of officers, senior management and critical positions; and holding the first global talent review.

•	Leading the Corporate People team which co-led the corporate and regional G&A reduction project which drove an organizational model redesign, approximately $53 million in identified G&A efficiencies and an approximate 35% reduction in headcount.

•	Continuing to strengthen the efficiency and cost effectiveness of the legal function through implementation of a new internal and external legal counsel service model; commencement of quarterly KPI reporting; and implementation of a new e-billing solution, for estimated global savings of more than $1 million.

Mr. Garofalo considered Ms. Ripley’s achievement of her 2016 personal goals and recommended the personal component of her bonus be awarded at 150% of target. The HRCC agreed with Mr. Garofalo’s recommendation, which was then approved by the Board.

Brent Bergeron

Executive Vice President, Corporate Affairs and Sustainability

Mr. Bergeron was appointed the Executive Vice President, Corporate Affairs and Sustainability effective January 12, 2015. Mr. Bergeron has 20 years of international and government relations experience in many sectors such as government software, broadcasting, telecommunications and utilities. He has held progressively senior positions at various companies in Canada and Mexico where he was responsible for government relations and business development activities in Latin America, Africa, Europe and Asia. Mr. Bergeron has a Bachelor of Arts (Economics) and Master of Arts (Economics) degree from Carleton University.

Mr. Bergeron’s 2016 achievements included:

•	Establishing Goldcorp’s leadership position within the industry by taking leadership roles in various policy initiatives including through leading discussions relating to Ontario’s Carbon Trade Pricing initiative for the mining industry.

•	Continuing enhancement of Goldcorp’s sustainability initiatives including through the completion of training on our Sustainability Excellence Management System at each of Goldcorp’s operating and development sites.

•	Improving Goldcorp’s Strategic Sustainable Communication Efforts including:

•	Publishing Goldcorp’s 5th annual Corporate Sustainability Report.

•	Receiving Canada’s Chartered Professional Accountants Association best overall Sustainability Report Award across all Canadian market segments.

•	Receiving the Finance and Sustainability Initiative award for best overall Canadian Sustainability Report Award.

•	Continuing improvement of Goldcorp’s security initiatives:

•	In 2016, Goldcorp was successful in our application and became signatory of the Voluntary Principles on Security and Human rights.

•	In 2016, Goldcorp tied for first place in the Peer Review Program Award by the UN Global Compact Network Canada based on the United Nation Global Compact’s ten principles around anti-corruption, labour, environment and human rights management.

•	Continuing successful support of Goldcorp’s corporate development initiatives through the evaluation of social and political risk relating to any proposed transaction.

Mr. Garofalo considered Mr. Bergeron’s achievement of his 2016 personal goals and recommended the personal component of his bonus be awarded at 150% of target. The HRCC agreed with Mr. Garofalo’s recommendation, which was then approved by the Board.

Cost of Management

The table below provides the total cost of our NEO compensation, which has declined year-over-year.

Year	Total NEO Compensation (C$)	Total NEO Compensation as a % of Earnings from Operations	Total NEO Compensation as a % of Shareholder Equity
2016	24,177,017	4.3%	0.1%
2015	26,530,599	6.3%	0.1%
Change	(2,353,582)	-2%	0%

Share Ownership Guidelines

All executives at and above the Mine General Manager level are required to hold Goldcorp common shares that are worth a specified multiple of their base salary. The purpose of this policy is to align the interests of senior management with the long-term interests of shareholders. Executives have five years from the date that the ownership requirement applies to them to accumulate the required value of common shares. If their share ownership falls below the minimum market value, the individual has 18 months to acquire the additional common shares needed to meet the threshold.

Employee Group	Share Ownership Requirement
CEO	4 times base salary
EVP	2 times base salary
SVP	1 times base salary
VP and MGM	0.5 times base salary

Only common shares are considered when evaluating whether employees meet the share ownership guidelines. Common shares are valued at the higher of the closing price on December 31 each year or the actual value at the time they were acquired, whichever is greater.

2016 Share Ownership Requirements and Actual Share Ownership

Can only be fulfilled based on ownership of Goldcorp common shares and not unvested PSUs, RSUs and Options

Executive	Minimum Share Ownership (C$)	# of Common Shares Owned at December 31, 2016	$ Value of Current Ownership [1] (C$)	Meets Guidelines[2]
David Garofalo	5,000,000	50,123	916,248	N/A	[3]
Russell Ball	1,700,000	44,067	805,545	N/A	[4]
George Burns [6]	1,700,000	86,573	1,582,536	Yes	[5]
Charlene Ripley	1,150,000	41,999	767,742	N/A	[7]
Brent Bergeron	1,050,000	5,768	133,005	N/A	[8]

Notes:

1.	Valued based on closing share price of C$18.28 as at December 30, 2016.
2.	Based on value of common shares as at December 30, 2016, or the value of shares at the time of purchase / acquisition by the executive, whichever is greater.
3.	Mr. Garofalo has until December 31, 2021 to satisfy the minimum shareholding requirement.
4.	Mr. Ball has until December 31, 2018 to satisfy the minimum shareholding requirement.
5.	Based on the value of shares at the time of purchase/acquisition.
6.	Mr. Burns resigned subsequent to the year ended December 31, 2016.
7.	Ms. Ripley has until December 31, 2018 to satisfy the minimum shareholding requirement.
8.	Mr. Bergeron has until December 31, 2020 to satisfy the minimum shareholding requirement.

Goldcorp Performance

Toronto Stock Exchange

The following graph compares our common shares with the S&P/TSX Composite Index and the S&P/TSX Global Gold Index. It looks at the yearly change in cumulative TSR if C$100 was invested in our common shares and each of the indices at December 31, 2011. The amounts assume the reinvestment of all dividends.

Given that LTIs represent, on average, more than 60% of our NEO’s total direct compensation, the value realized by our NEOs is tied directly to our share price performance. This reinforces the HRCC’s and the Board’s commitment to ensure alignment of compensation with performance and our shareholder experience. We believe that the 2016 bonus awards and the changes to the LTI awards for 2016 and 2017 are in line with Goldcorp’s performance against our rigorous measures.

Summary Compensation Table

Name and principal position	Year	Salary (C$)[1]	Share- Based Awards (C$)[2]		Option- Based Awards (C$)[3]	Non-Equity Incentive Plan Compensation (C$)		Pension Value (C$)[5]	All Other Compensation (C$)[6]		Total Compensation (C$)
						Annual Incentive Plans[4]	Long- term Incentive Plans
Garofalo President and CEO	2016	1,250,000	4,581,121	[7]	Nil	1,156,250	Nil	174,815	1,157,702	[8]	8,319,888
Ball EVP, CFO and Corporate Development	2016 2015 2014	850,000 750,000 750,000	1,167,373 1,687,496 1,493,594		662,657 562,500 749,997	568,000 411,000 491,000	Nil Nil Nil	176,465 173,685 172,565	61,857 55,491 89,127	[9] [10]	3,486,352 3,640,172 3,746,283
Burns Former EVP and COO	2016	850,000	1,323,034		751,010	364,000	Nil	184,685	60,062		3,532,791
	2015	850,000	1,912,510		637,498	466,000	Nil	198,435	45,759		4,110,203
	2014	850,000	1,692,731		850,002	556,000	Nil	237,315	48,897		4,234,945
Ripley EVP and General Counsel	2016	575,000	856,071		485,951	394,000	Nil	131,645	36,022		2,478,689
	2015	550,000	1,237,495		412,502	387,000	Nil	133,935	11,841		2,732,772
	2014	550,000	1,095,291		550,001	426,000	Nil	131,003	52,927	[11]	2,805,221
Bergeron EVP, Corporate Affairs and sustainability	2016 2015 2014	525,000 485,000 360,000	754,904 1,091,251 597,440		428,521 363,752 300,002	351,000 359,000 207,000	Nil Nil Nil	119,900 91,335 75,053	25,780 25,340 23,118		2,205,105 2,415,678 1,562,612
Jeannes Former President and CEO	2016	557,231	Nil		Nil	Nil	Nil	Nil	68,130	[12]	625,361
	2015	1,500,000	4,500,009		1,499,999	1,331,000	Nil	435,285	129,508	[12]	9,395,801
	2014	1,500,000	3,982,912		1,999,999	1,485,000	Nil	526,815	120,292	[12]	9,615,017
Hall Former EVP and CFO	2016	347,078	Nil		Nil	Nil	Nil	Nil	3,181,753	[13]	3,528,831
	2015	877,000	1,973,253		657,748	481,000	Nil	205,035	41,937		4,235,973
	2014	877,000	1,746,490		877,003	573,000	Nil	245,265	43,856		4,362,615

2016 NEO TOTALS	2016	4,954,309	8,682,503		2,328,139	2,833,250	Nil	787,510	1,434,106		24,177,017

Notes:

1.	All salaries are paid in Canadian dollars.
2.	The dollar amount in this column represents the total value ascribed to the RSUs and PSUs granted to the executives.

The RSU amounts of these dollar values in 2016 were calculated by multiplying the number of RSUs by the fair value of the award on the grant date March 8, 2016 of C$20.27. The RSU amounts of these dollar values in 2015 were calculated by multiplying the number of RSUs by the fair value of the award on the grant date March 3, 2015 of C$27.15. The RSU amounts of these dollar values in 2014 were calculated by multiplying the number of RSUs by the closing market price on February 26, 2014 of C$30.15. Numbers may not add up due to rounding. This is materially consistent with the accounting values used in our financial statements.

The PSU amount of these dollar values for 2016 were calculated by multiplying the number of PSUs granted by the March 8, 2016 grant date fair value of C$14.47 per PSU. Unless otherwise indicated, the PSU amount of this dollar value for 2015 – C$21.78 and for 2014 – C$20.26 per PSU. The key assumptions used under the binomial lattice model that were used in 2016, 2015 and 2014 are noted in the table below. We use a binomial lattice model for calculating the fair value of the PSUs. We selected the binomial lattice model because of the performance-based condition of the multiplier in the payout formula which cannot be accurately valued with the Black-Scholes model. This is consistent with the methodology we used for financial reporting purposes.

Unless otherwise indicated, for 2016, 2015 and 2014, the key assumptions under the binomial lattice model that were used to calculate the value of the PSU awards in the table above were as follows:

Year	Risk Free Interest Rate	Annual Dividend Yield of Goldcorp	Annual Dividend Yield of the S&P/TSX Global Gold Index	Historical Annual Volatility of the S&P/TSX Global Gold Index	Expected Stock-based Compensation Forfeiture Rate	Historical Annual Volatility of Goldcorp	Performance Period Expiry Date
2016	0.522%	2.650%	0.830%	46.50%	8.1%	43.480%	February 6, 2019
2015	0.467%	2.870%	2.170%	38.523%	4.9%	40.983%	March 3, 2018
2014	1.191%	2.220%	1.270%	35.320%	9.2%	38.299%	February 26, 2017

3.	The dollar amount in this column represents the value of stock options granted to the executives. We use the Black-Scholes model for calculating the value of the stock options. This is consistent with the accounting values used in our financial statements.

Unless otherwise indicated, for 2016, 2015 and 2014, the key assumptions used under the Black-Scholes model that were used for the stock option awards in the table above were as follows:

Year	Risk Free Interest Rate	Expected Option Life	Expected Volatility	Dividend Yield
2016	0.51%	3	45.30%	0.77%
2015	0.53%	3	39.87%	2.86%
2014	1.21%	3	38.03%	2.21%

4.	These amounts reflect bonuses paid to the executives for the noted year. Bonuses for the year ended December 31, 2016 were determined and awarded on February 15, 2017 and (other than to Mr. Burns) were paid to the executives on February 28, 2017 after finalization of our financial statements for such year. Mr. Burns’ bonus was determined for the prior year and paid to him on January 31, 2017.
5.	These amounts represent SERP contributions made by us on behalf of the respective executive.
6.	These amounts represent RRSP contributions, ESPP contributions and various benefit plan costs paid by Goldcorp on behalf of the respective executive.
7.	Represents the one-time “make-whole” restricted award to compensate Mr. Garofalo for his 2015 bonus and equity grants forfeited upon his departure from his former employer.
8.	Of this amount: (i) C$334,665.64 represents a one-time relocation and housing benefit paid by us with respect to Mr. Garofalo’s relocation to Vancouver; (ii) C$647,871.28 is related to a housing allowance; and (iii) the remainder of Mr. Garofalo’s other compensation is related to legal fees, insurance coverage and participation in various benefit plans.
9.	C$21,045 of this amount represents fees for immigration application services with respect to Mr. Ball’s citizenship status in Canada.
10.	C$53,096 ($48,073) of this amount represents relocation and housing benefits paid by us with respect to Mr. Ball’s relocation to Vancouver. This amount was converted to Canadian dollars at the 2014 exchange rate of C$1.00 = $0.9054.
11.	C$40,765 ($36,909) of this amount represents relocation and housing benefits paid by us with respect to Ms. Ripley’s relocation to Vancouver. This amount was converted to Canadian dollars at the 2014 exchange rate of C$1.00 = $0.9054.
12.	For 2015, C$21,499 ($16,812) of this amount represents accountant’s fees for tax return services paid by us on behalf of Mr. Jeannes for the year ended December 31, 2015. For 2014, C$18,900 ($17,112) of this amount represents accountant’s fees for tax return services paid by us on behalf of Mr. Jeannes for the year ended December 31, 2014. These amounts were converted to Canadian dollars at the exchange rates as follows: 2015 – C$1.00 = $0.8031, and 2014 – C$1.00 = $0.9054.
13.	C$3,157,200 of this amount represents severance pay of twenty-four (24) months’ base salary plus two times Mr. Hall’s annual bonus at target in accordance with the terms of his executive agreement.

Incentive Plan Awards

2016 Outstanding Share-Based and Option-Based Awards

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date [1]	Value of Unexercised in-the- money Options [2]	Number of Common Shares or Units of Common Shares that have not Vested [3]	Market or Payout Value of Share-Based Awards that have not Vested [4]	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed
	(#)	(C$)		(C$)	(#)	(C$)	(C$)
David Garofalo	Nil	n/a	n/a	n/a	150,670 RSUs Nil PSUs	2,754,248 n/a	Nil Nil
Russell Ball	223,989 109,329 101,169 101,169	27.53 30.41 27.15 20.27	May 28, 2018 Feb. 26, 2019 March 3, 2022 March 8, 2023	Nil Nil Nil Nil	42,751 RSUs 140,325 PSUs	781,488 2,565,141	Nil Nil

	535,656			Nil
George Burns[5]	37,980 15,413 101,172 123,907 114,658 114,658	48.72 39.75 33.48 30.41 27.15 20.27	Feb. 28, 2017 Sep. 4, 2017 Feb. 27, 2018 Feb. 26, 2019 March 3, 2022 March 8, 2023	Nil Nil Nil Nil Nil Nil	48,452 RSUs 159,035 PSUs	885,703 2,907,160	Nil Nil

	507,788			Nil
Charlene Ripley	358,281 80,175 74,191 74,191	29.63 30.41 27.15 20.27	May 14, 2018 Feb. 26, 2019 March 3, 2022 March 8, 2023	Nil Nil Nil Nil	31,349 RSUs 102,905 PSUs	573,060 1,881,103	Nil Nil

	586,838			Nil
Brent Bergeron	18,060 36,667 43,732 65,423 65,423	48.72 33.48 30.41 27.15 20.27	Feb. 28, 2017 Feb. 27, 2018 Feb. 26, 2019 March 3, 2022 March 8, 2023	Nil Nil Nil Nil Nil	25,618 RSUs 81,612 PSUs	468,297 1,491,867	Nil Nil

	229,305			Nil
Lindsay Hall	73,328 114,193 127,843 118,300	48.72 33.48 30.41 27.15	Feb. 28, 2017 Feb. 27, 2018 March 9, 2018 March 9, 2018	Nil Nil Nil Nil	n/a n/a	n/a n/a	Nil Nil

	433,664			Nil

Notes:

1.	Prior to May 20, 2008, Goldcorp granted certain stock options with terms of greater than five years.
2.	Calculated using the closing market price of the common shares on the TSX on December 30, 2016 of C$18.28 and subtracting the exercise price of in-the-money stock options. These stock options have not been, and might never be, exercised. Actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.
3.	This amount represents the total number of RSUs and PSUs granted to each executive that have not yet vested.
4.	Calculated using the closing market price of the common shares on the TSX on December 30, 2016 of C$18.28.
5.	Mr. Burns resigned from Goldcorp on January 31, 2017. All unvested options were forfeited on January 31, 2017. All vested options were forfeited on early of the original expiry date or March 2, 2017. All unvested RSUs and PSUs held by Mr. Burns on his resignation date were forfeited in accordance with their terms.

Value Vested or Earned During 2016

Name	Option-Based Awards – Value Vested in 2016 [1] (C$)	Share-Based Awards – Value Vested in 2016 [2,3] (C$)	Non-Equity Incentive Plan Compensation – Value Earned During the Year [4] (C$)
David Garofalo	Nil	1,572,995 – RSUs	1,156,250
		0 – PSUs
Russell Ball	Nil	488,698 – RSUs	568,000
		0 – PSUs
George Burns	Nil	481,748 – RSUs	364,000
		497,284 – PSUs
Charlene Ripley	Nil	686,346 – RSUs	394,000
		0 – PSUs
Brent Bergeron	Nil	205,573 – RSUs	351,000
		180,236 – PSUs
Chuck Jeannes	Nil	1,166,784 – RSUs	Nil
		1,280,019 – PSUs
Lindsay Hall	Nil	1,049,062 – RSUs	Nil
		561,290 – PSUs

Notes:

1.	Calculated using the closing market prices of the common shares on the TSX on February 26, 2016 of C$18.73, February 29, 2016 of C$19.44, March 3, 2016 of C$20.04, March 9, 2016 of C$20.86, May 16, 2016 of C$23.85, and May 30, 2016 of C$21.65, the dates on which stock options vested during the year ended December 31, 2016, and subtracting the exercise price of in-the-money stock options.
2.	RSU amounts were calculated using the closing market prices of the common shares on the TSX on February 26, 2016 of C$18.73, February 29, 2016 of C$19.44, March 3, 2016 of C$20.04, March 8, 2016 of C$20.88, March 9, 2016 of C$20.86, May 16, 2016 of C$23.85, and May 30, 2016 of C$21.65, the dates on which the restricted periods of the RSUs expired during the year ended December 31, 2016.
3.	PSU values represent the cash payments made to executives for PSUs that were granted to them in 2013 for the performance period which ended on January 28, 2016, April 14, 2016 and April 28, 2016. The cash payout values were calculated by multiplying the number of PSUs that vested in 2016 (including distribution PSUs, representing the dividends that would otherwise have been reinvested during the performance period) by C$15.84 (based on the 30-day volume-weighted average price of the common shares on the TSX prior to the vesting date of January 28, 2016) and applying the performance multiplier of 91.8%.
4.	These bonus amounts were paid in Canadian dollars.

During the year ended December 31, 2016, there were no stock options exercised by the executives.

Securities Authorized for Issuance

The details of our compensation plans under which equity securities of Goldcorp are authorized to be issued as of December 31, 2016 are set out below. These plans include the restricted share unit plan and the stock option plan.

Equity Compensation Plan Information as of December 31, 2016

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights [1]	Weighted-Average Price of Outstanding Options, Warrants and Rights			Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans [3]
Equity compensation plans approved by security holders	3,396,693 RSUs	C$	24.30	[2]	11,714,160 RSUs
	10,674,665 stock options	C$	28.03	[2]	9,335,347 stock options
Equity compensation plans not approved by security holders	Nil		Nil		Nil

Total	14,071,358		$27.13	[2]	21,049,507

Notes:

1.	Represents the number of common shares reserved for issuance upon exercise of outstanding stock options and RSUs.
2.	Converted to Canadian dollars at the exchange rate for 2016 of US$1.00 = C$1.3427.
3.	Based on the maximum number of common shares reserved for issuance as at December 31, 2016 upon exercise of RSUs under the restricted share plan and upon exercise of stock options under the stock option plan.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Employment Agreements

We have entered into an employment agreement with each of the NEOs. The following is a summary only and is qualified in its entirety by reference to the terms and conditions of the executive employment agreements and the applicable terms and conditions of the PSU plan, RSU plan, stock option plan and SERP.

The employment agreements specify that certain terms, conditions and benefits are applicable to each NEO in the event of a “Change of Control”, which is defined in each specific agreement, but generally means:

•	a change in the composition of the majority of our Board in certain circumstances,

•	an acquisition of a specified percentage of our outstanding voting securities, or in certain agreements, a specified transaction such as a business combination or merger,

•	the sale, exchange or other disposition of a specified percentage or all or substantially all of our assets, or

•	the winding-up, dissolution or liquidation of Goldcorp.

In the event of a Change of Control, the applicable terms, conditions and benefits only take effect when the following two triggers occur (the below referred to herein as a “Qualifying Termination”):

•	there is a Change of Control, and

•	within 12 months of such Change of Control, either (i) we give notice of our intention to terminate the executive’s employment for any reason other than just cause, or (ii) good reason/triggering event occurs and the executive elects to terminate the employment agreement and his or her employment.

Summary of Vesting Provisions at Retirement / Termination / Death / Permanent Disability

Compensation Element	Termination Without Cause or Qualifying Termination Following Change of Control	Termination For Cause	Retirement	Death	Termination upon Permanent Disability
PSUs	Outstanding PSUs held will immediately vest	Forfeited[1]	Forfeited[1]	Performance period is deemed to end at the end of the quarter immediately before the date of death	Immediately vest upon disability

RSUs	Outstanding RSUs held will immediately vest	Forfeited[2]	Forfeited[2]	Outstanding RSUs held will immediately vest	Outstanding RSUs held will immediately vest

Options	Outstanding Options held will vest and remain exercisable at the earlier of the options expiry date or until 24 months from the date of termination.	Forfeited	Vested Options will cease to be exercisable 30 days after the retirement date, or such longer period as determined by the Board (but prior to the end of their original expiry date).	Vested options are exercisable until the earlier of 12 months after the date of death and the expiry date of such Options.	Outstanding Options held will vest and remain exercisable at the earlier of the Option expiry date or until 24 months from the date of termination.

Benefits	Provided continued participation is permitted under the terms of the applicable employee benefit plans, until the earlier of the executive’s obtaining alternate coverage under the terms of any new employment or a specified anniversary of the termination date.	Forfeited	No group benefits are provided to retirees	Ceases upon death	Ceases upon permanent disability

SERP	The accumulated balance in the executive notional SERP account as of the executive’s termination date, immediately vests if still in the five-year vesting period, and is paid as a lump sum amount to the executive, less any applicable amounts withheld for tax.	Forfeited	Lump sum payment, if five-year vesting period completed, less any applicable amounts withheld for tax.	Upon death while employed, deemed vesting and payable as a lump sum, less any applicable amounts withheld for tax.	Immediate vesting if in the five-year vesting period, and paid as a lump sum amount to the executive, less any applicable amounts withheld for tax.

Notes:

1.	PSU Plan states that this is subject to Board discretion to modify the grant to provide that the performance period ends at the end quarter immediately before termination/retirement.
2.	RSU Plan states that this is subject to Board discretion to modify the grant to provide that the restricted period terminates immediately prior to termination/retirement.

Payments on Termination

Severance Entitlement

All of our NEOs are entitled to a severance payout upon termination without cause, or termination following a change of control (as defined on page 56). Severance payouts are equal to 2x each executive’s combined base salary and target bonus or the prior year’s bonus if that is higher than the target bonus.

Summary of Potential Payments at Termination Without Cause or Following a Change of Control

The table below assumes that the triggering event for termination occurred on December 31, 2016.

	Garofalo	Ball	Burns	Ripley	Bergeron
Termination Without Cause or Following a Change of Control
Severance Payment	2,500,000	1,700,000	1,700,000	1,150,000	1,050,000
Severance Bonus Payment	3,125,000	1,360,000	1,360,000	920,000	840,000
Unvested PSUs[1]	Nil	2,565,141	2,907,160	1,881,103	1,491,867
Unvested RSUs[1]	2,754,248	781,488	885,703	573,060	468,297
Unvested Stock Options[1]	N/A	Nil	Nil	Nil	Nil
Benefits[2]	30,550	25,936	45,424	27,706	25,910
SERP[3]	179,627	646,268	Nil	502,739	Nil

TOTALS	8,589,425	7,078,833	6,898,287	5,054,608	3,876,074

Voluntary Termination	Nil	Nil	Nil	Nil	Nil
Termination with Cause	Nil	Nil	Nil	Nil	Nil
Retirement	Nil	Nil	Nil	Nil	Nil
Termination upon Death[4]	2,933,875	4,465,793	4,328,810	3,303,692	2,235,197
Termination upon Permanent Disability[4]	2,933,875	4,465,793	4,328,810	3,303,692	2,235,197

Notes:

1.	This amount is the value of all unvested PSUs, RSUs and stock options.
2.	This amount includes health and medical plan premiums and the cost for the annual executive health examination. As necessary, values converted from US dollars to Canadian dollars at an exchange rate of $1.00 = C$1.3253
3.	SERP benefits become fully-vested and payable upon termination without cause, change of control, death and total and permanent disability. These amounts represent the accumulated value of the SERP as at December 31, 2016 for each respective executive. There are no incremental payments for SERP benefits for Messrs. Burns and Bergeron as their SERP benefits are fully vested.
4.	These amounts include the value of all unvested PSUs at the end of the calendar quarter immediately before the date of death or total disability, the value of all unvested RSUs on the date of death or total disability and any applicable SERP incremental payment. Nil value is included for stock options.

Succession Planning

Succession planning in action with appointment of Todd White as EVP, COO

The Board is responsible for ensuring there is an orderly succession plan for the position of President and CEO and that the CEO has a succession planning process in place for his direct reports. He presents his succession planning report to the HRCC for their consideration on an annual basis.

In July 2016, the CEO and each EVP presented their respective succession plans to the HRCC for consideration and discussion. The succession plans included reviewing the identified talent, their career experience and achievements, their achievements at Goldcorp and the identification of development opportunities as well as planning for illness, disability and other unscheduled absences. This detailed and formalized process assesses the readiness of our internal talent to assume an executive position to drive business continuity and sustainability.

The HRCC provides a report to the Board on succession planning. Additionally, the Board ensures the succession plan includes a process that would respond to an emergency situation which requires an immediate replacement of the incumbent CEO or any of their direct reports. In December 2016, the COO succession plan was actioned with the appointment of Todd White, formerly the SVP, Technical Services and Business Excellence of Goldcorp, to this critical executive position following the resignation of George Burns.

SHAREHOLDER ENGAGEMENT

Shareholder Engagement

We recognize the importance of strong and consistent engagement with our shareholders. We have in place policies and programs that ensure we understand and, when appropriate, address shareholder concerns. We have a comprehensive program designed to engage shareholders that aligns with the Canadian Coalition for Good Governance model policy of director and shareholder engagement on governance matters.

Event	Who engages	Who we engage with, when and what we talk about

Non-deal roadshows, meetings, calls and discussion	Directors and senior management	With institutional investors throughout the year to provide public information on our business, operations and sustainability initiatives and to get feedback on our governance processes and executive compensation

Quarterly conference call and webcast	Senior management	With the investment community to review our most recently released financial and operating results

Guidance release	Senior management	Released to the media, usually in early January, to report on our financial outlook for the coming year and to provide an overview of business operations and strategies

News releases	Senior Management	Released to the media throughout the year to report on any material changes with respect to Goldcorp

Broker-sponsored conference	Senior management	Speaking at industry investor conferences about public information on our business and operations

Investor Day	Senior management	Select Goldcorp investors and analysts are invited to attend each spring; and live webcast and presentations are made available on our website

Meetings, calls and discussions	Investor relations	With brokers and engagement with retail shareholders to address any shareholder-related concerns and to provide public information on Goldcorp

Regular meetings	Directors	With shareholder advocacy groups to discuss governance issues

We also post frequently asked questions on our website at www.goldcorp.com.

You can read more on how we engage shareholders on executive compensation in our “Say on Pay” section on page 12.

Communicating with Us

We have established a number of ways to receive feedback from interested parties:

1-800-567-6223

info@goldcorp.com

@Goldcorp_Inc

Goldcorp

Goldcorp-inc

For complaints and/or concerns with respect to Goldcorp’s accounting, internal accounting controls or auditing matters, interested parties should refer to the contact information provided at www.goldcorp.com.

Communicating with the Board

Shareholders, employees and others can contact the Board directly by:

Writing to the Vice-Chair and Lead Director at our head office address noted below

Telephone at 1-866-696-3055 or (604) 696-3055

Email to directors@goldcorp.com

Available Board members and committee chairs will also be present at the meeting to receive questions from shareholders.

Shareholder Proposals

We must receive any shareholder proposal before 3:00 p.m. (Vancouver Time) on February 25, 2018 for it to be included in the circular and considered at the 2018 annual meeting of shareholders. Shareholders who wish to make a proposal should refer to Section 99 of the Business Corporations Act (Ontario) for a full description of the procedures to be followed. Proposals may be addressed to the Vice President, Diversity, Regulatory Affairs and Corporate Secretary at our head office address noted below.

Head Office Address

Goldcorp Inc. (Attention: Vice President, Diversity, Regulatory Affairs and Corporate Secretary)

3400 Park Place

666 Burrard Street

Vancouver, BC V6C 2X8

Say on Pay

Shareholders will be asked again this year to consider and approve an advisory resolution on our approach to executive compensation. See “Business of Meeting – Advisory Vote on Executive Compensation” on page 12.

The HRCC and the Board will continue to review and analyze the results of the advisory vote on our approach to executive compensation and consider all shareholder feedback related to executive compensation matters. To facilitate questions and comments from shareholders, you can communicate with the HRCC directly by writing to them at our head office address above or calling them at the number provided for communicating with the Board.

In order to ensure we receive meaningful feedback on executive compensation, we invite shareholders to write directly to the Chair of the HRCC at the head office address noted above.

GOVERNANCE PRACTICES

We recognize the importance of corporate governance – the ways in which a board of directors oversees and governs a company – to ensure effective corporate management. We designed our governance programs to enhance shareholder value and protect employees. We are also subject to the rules put in place by Canadian and US securities regulators and the rules of the TSX and NYSE. We do not believe that there are any significant differences between our governance practices and those required to be followed by US companies under NYSE listing rules.

Our governance practices have been and continue to be in compliance with Canadian and US requirements.

Changes to the Board in 2017

Effective January 1, 2017 Mr. Charles Sartain joined the Board. Mr. Peter Dey will be retiring from the Board this year, and will not be standing for re-election at the meeting. Goldcorp would like to thank Mr. Dey for his dedication and commitment, and for providing the Board with valuable insight and perspective. Mr. Dey has been an independent director of Goldcorp since 2006.

Board of Directors – Independence and Key Policies

Independence of the Board

The Board and the Governance Committee considered the relationships of each of the nine director nominees to Goldcorp and determined that seven out of the ten members of the current Board, and seven out of the nine proposed nominees for election as directors, qualify as independent directors. We review independence in light of the requirements of National Instrument 58-101 – Disclosure of Corporate Governance Practices (NI 58-101) in Canada and the rules of the NYSE. None of the independent directors has a material relationship with Goldcorp that could impact their ability to make independent decisions.

Independence

Director/Nominee	Independent	Reason if not independent
Briscoe	✓
Dey[1]	✓
Franssen	✓
Garofalo	Ð	President and CEO
Pelletier	✓
Reifel	✓
Sartain	✓
Telfer	Ð	Party to employment agreement for continued service as Chairman
Trevino	✓
Williamson	✓

Note:

1.	Mr. Dey is retiring and will not stand for re-election at the meeting.

Limit on Board service

We have a policy that no director may serve on four or more outside boards without approval from the Board. This ensures that directors have enough time to devote to the Board and reduces potential independence and conflict of interest issues.

Limit on interlocks

An interlock occurs when two or more Board members sit together on other boards as well. Our policy is that no two directors may sit together on two or more outside boards without approval of our Board. As of March 13, 2017, there are no interlocks between Board members.

Supporting Our Strategic Advantage

Our strategy is based on long-term success and we feel that the best way to help ensure that success is to have a Board that:

•	Understands the mining industry and its complex history.

•	Understands our business within the context of that industry history.

Both of these factors mean we need to have highly experienced directors who stay on our Board for a meaningful period of time. We see mandatory retirement ages and term limits for directors as arbitrary, which is why we do not have specific retirement or tenure policies.

Instead, we rely on our annual director assessment process which provides a rigorous peer-driven review of each director’s abilities and continuing contributions and our Board Succession Policy to ensure the preservation and orderly renewal of a strong and independent Board. This ensures we do not deny our shareholders the wisdom and guidance of highly knowledgeable and motivated individuals. We also continue to monitor governance developments in both of these areas and reassess our policies regularly.

Retirement Policy

We do not have a specific retirement age requirement for directors. The Governance Committee and the Chairman, however, reviews the appropriateness of each Board member’s continued service in light of the annual performance evaluations. This assists us to remain focused on having wise, contributing Board members. The average age of our directors is 65 years.

Tenure Policy

We believe it is important to have a balance between directors who have a long history and organizational understanding of our business with directors who bring new perspectives and ideas to the Board. We value the experience and continuity provided by long-term directors. The average tenure of our directors is seven years. We monitor that average on an ongoing basis.

Special Roles on the Board

Separation of Chairman and CEO

Since 2006, the roles of Chairman and CEO have been separate. The Board believes this format best serves us and our shareholders by dividing the responsibility for day-to-day operations from the oversight of Goldcorp. However, as Mr. Telfer is not independent, the Board has also provided for a Vice-Chair and Lead Director since 2006. This role is currently held by Ms. Briscoe, who assumed the role effective April 28, 2016.

Role of the CEO

The CEO has overall responsibility for providing leadership and vision to develop business plans that meet our corporate objectives and day-to-day management of the operations of Goldcorp. The CEO is tasked with ensuring that we are effectively carrying out the strategic plan approved by the Board, developing and monitoring key business risks and ensuring we have appropriate policies and programs in place to provide for safe, effective operations that support the communities in which we work. The CEO is our principal spokesperson to the media, investors and the public.

Role of the Chairman

Mr. Telfer’s primary roles are to chair all meetings of the Board and shareholders and to manage the affairs of the Board, including ensuring the Board is organized properly, functions effectively and meets its obligations and responsibilities. These responsibilities include setting the meeting agenda; ensuring that the Board works together as a cohesive team with open communication; and working with the Governance Committee to ensure there is an effective Board, committee and director evaluation process.

The Chairman acts as the primary spokesperson for the Board, ensuring that management is aware of concerns of the Board, shareholders, other stakeholders and the public. The Chairman also ensures that our management strategies, plans and performance are appropriately presented to the Board.

Role of the Independent Vice-Chair and Lead Director

The primary focus of the Vice-Chair and Lead Director is to provide leadership for the independent directors and to ensure that the Board’s agenda enables it to successfully carry out its duties. The Vice-Chair and Lead Director chairs all of the independent director meetings and reports the results of these meetings to the CEO and the Chairman. Douglas Holtby served as the Vice Chair and Lead Director prior to Ms. Briscoe’s appointment.

The Vice-Chair and Lead Director’s key responsibilities include, among other things, acting as a liaison to ensure the relationships between the Board and management are conducted in a professional and constructive manner; supporting the Governance Committee in developing criteria for directors, identifying potential candidates and ensuring an adequate orientation program is in place; and reviewing director conflict of interest issues as they arise. The Vice-Chair and Lead Director also ensures that the Board has a process for assessing CEO performance and ensuring that appropriate succession, development and compensation plans are in place for senior management.

Position Descriptions

We have written position descriptions for each of the Chairman, the Vice-Chair and Lead Director and the CEO. The descriptions are reviewed and approved by the Governance Committee and the Board annually.

In addition, the terms of reference for each of the committees set out the responsibilities of both the committee and its respective Chair.

The terms of reference of the committees and the written position descriptions of the Chairman, the Vice-Chair and Lead Director and the CEO are available at www.goldcorp.com.

Director Expectations and Attributes

Expectations and Personal Commitments

All directors are expected to demonstrate high ethical standards and integrity, leadership and current fluency in their own field of expertise. Every director is required to comply with our Code of Conduct (the “Code”), all applicable policies and procedures, and our governance guidelines.

Board members are expected to develop and expand a broad and current knowledge of the nature and operation of our business, which is achieved in part through site visits each year.

Each director is expected to commit the time needed to be an effective and fully contributing member of the Board and each committee on which they serve. They are expected to attend all meetings of the Board and their committees, to come to the meetings fully prepared in order to actively participate and to remain in attendance for the duration of the meeting.

Skills

The Governance Committee maintains a matrix of the skill sets of the current directors. The matrix is reviewed annually and updated regularly. It is used as a reference tool for the assessment of Board composition and to assist in determining the skills the Board will seek in new director candidates.

Not every director has to be skilled in every area, but we seek a balance of necessary skills and experience to ensure that the Board is well-equipped to provide strategic support and constructive challenge to management.

Our Board Skills

The following table sets out the matrix of skills of the directors proposed for nomination at the meeting.

Skill	Briscoe	Franssen	Garofalo	Pelletier	Reifel	Sartain	Telfer	Treviño	Williamson
Mining industry experience			✓	✓	✓	✓	✓		✓
Environmental, safety and sustainability	✓	✓		✓		✓
Mining				✓		✓
Metallurgy				✓
Exploration / Geology					✓
Energy/Water				✓			✓		✓
Banking / Finance	✓	✓	✓		✓		✓		✓
M&A		✓	✓	✓	✓	✓	✓	✓	✓
Accounting	✓		✓				✓	✓
Consulting and private equity				✓	✓
Social, economic and foreign policy		✓
Information technology			✓					✓
Human resources and compensation	✓	✓	✓	✓	✓		✓	✓	✓

Diversity – Board and Executive Officers

The Board and Governance Committee believe that diversity provides a depth of perspective and enhances overall Board operations. While our Board skills matrix above identifies the skills with the greatest ability to strengthen the Board given our current strategy, we are also focused on continually increasing diversity within the boardroom and diversity, including gender diversity, is taken into consideration in identifying new candidates for the Board. As at December 31, 2016, 33% of our directors were women (and 33% of the director nominees are women) and 20% of our executive officers were women. In addition, our directors and officers represent nine different nationalities, speak six different languages between them and self-identify with more than 20 distinct cultures/ethnicities.

Our Diversity Policy, approved by the Board in 2014, promotes the benefits of, and need for board diversity and, extending employment opportunities as well as opportunities for career advancement to all employees, without distinction as to gender, ethnicity, or any other basis. A copy of the Diversity Policy can be found on our website at: www.goldcorp.com.

The Governance Committee does not specifically define diversity, but values diversity of experience, perspective, education, race, gender and national origin as part of its overall annual evaluation of director nominees for election or re-election. Gender and geography are of particular importance to ensuring diversity within the Board. Women have typically been underrepresented on boards, and we believe that ensuring gender diversity and other forms of diversity will enrich the Board. The global nature of our business makes geographic diversity essential to Board efficiency. In this light, we seek to recruit Board candidates who represent both gender diversity and global business understanding and experience.

In response to the amendments to NI 58-101, the Governance Committee’s mandate was expanded in 2014 to consider and, if appropriate, develop recommendations to the Board on what changes to our current policies relating to the representation of women on the Board and in executive positions may be advisable. In 2016, Goldcorp won the Governance Professionals of Canada Award for Excellence for Best Practices to Enhance Boardroom Diversity.

Board and Senior Management – FYE 2016	Male	Female
Board	6	3
Audit Committee	1	2
Human Resources & Compensation Committee	3	1
Governance and Nominating Committee	2	2
Sustainability, Environment, Health and Safety Committee	2	2
Senior Management (Executive Officers)	19	5

As a signatory to the Catalyst Accord and as a member of the 30% Club Canada (initiatives to increase the proportion of women directors on corporate boards), we support the goal to increase the representation of women on Canadian boards. With 33% female representation on our Board in 2016, we proudly surpassed the targets set by the Catalyst Accord (25% representation of women on the Board by 2017) and the 30% Club Canada (30% representation of women on the Board by 2019). We will continue to strive to increase diversity within the Board in years to come. The Diversity Policy provides guidelines for considering the need for diversity, including gender diversity, in executive appointments.

Diversity - Company

In 2016, the Vice President, Diversity, Regulatory Affairs and Corporate Secretary continued work with our Diversity Committee - comprised of a diverse group of employees from a range of different Goldcorp sites. The Diversity Committee raises awareness of diversity and inclusion across departments and focuses company efforts to enhance our inclusive workplace culture.

In 2016, the entire management team in both Canada and Latin America, including Mine General Managers, participated in Unconscious Bias training. This training raised awareness and deepened understanding of unconscious and conscious bias in the workplace, and provided strategies for disrupting and overcoming bias.

In September, 2016, we engaged a third party to survey a group of over 3,000 full time employees representative of all of our sites and offices, on the specific subject of diversity and inclusion. The survey gathered voluntary and anonymous data on demographic indicators and employee sentiment to provide management with a snapshot of the current state of diversity and inclusion in the company. The survey was well received and had a high response rate of over 70% and the feedback gathered will inform the growth of our diversity strategy in 2017.

To ensure gender diversity throughout our organization, we promote our acclaimed, enterprise-wide training, development and mentorship initiative for women at Goldcorp, entitled “Creating Choices”. Creating Choices strengthens the ability of our female employees to: understand opportunities for personal and professional growth; develop their self-confidence and courage; build strong partnerships with fellow employees and communities where we operate; gain access to mentoring; and receive recognition for their contributions to Goldcorp.

The second phase of the program, “Growing Choices”, was launched in 2015 and gives women insight into unwritten rules that govern corporate culture, such as creating a personal brand, work-life balance, career planning and building effective relationships. In 2016, work began on the third installment of the program, “Future Choices” aimed at providing women with the tools they need to lead and succeed.

Supported by our executive management and the Board, Creating Choices represents the Board’s and our commitment to diversity and inclusion. To date, over 1,700 women have graduated from the program (1,300 graduates of Creating Choices, and 450 graduates of Growing Choices).

We are an industry leader in supporting and promoting the advancement of women and women’s issues in the global mining industry, as illustrated by the success of our Creating Choices program and the growing proportion of women and our Board. We also support the UN Women’s Empowerment Principles, are proud sponsors of Rugby Canada’s National Senior Women’s 15s and 7s Teams, and are active members of the Canadian Board Diversity Council, the Canadian Centre for Diversity and Inclusion and the Minerva Foundation.

Director Share Ownership as of December 31, 2016 and 2015

We align the interests of our directors with our shareholders by requiring that members of the Board own a minimum number of our common shares. Each non-executive director must hold common shares with a value equal to three times the annual retainer and after-tax equity compensation. The shareholdings of each non-executive director are valued using either the closing price of our common shares on December 31 each year or the value at the time they were acquired, whichever is greater. Directors have five years to meet the requirement and they must continue to hold the common shares throughout their service on the Board.

Currently, all of the non-executive directors have satisfied the share ownership requirements, except for Ms. Treviño, who has until December 31 2017, Mr. Pelletier, who has until 2019, and Ms. Franssen, who has until 2020 Mr. Sartain was appointed to the Board subsequent to the year ended December 31, 2016 and has not been included in the table below. Mr. Sartain has until 2021 to satisfy the requirement. Mr. Garofalo will have until 2021 to satisfy the share ownership requirement. See page 45 for details regarding Mr. Garofalo’s personal investment in Goldcorp.

Director	Since	Year	Common Shares Held	Amount at Risk[2] (C$)	Multiple of Annual Retainer	Annual Retainer[3] (C$)	After-Tax Value of RSUs4, [5] (C$)	Amount Required (C$)	Minimum met
Briscoe	April 2006	2016	50,654	925,955	9.26	166,666	88,083	764,246	Yes
		2015	42,504	1,464,263	14.64	127,870	97,884	677,262	Yes
		+/-	+8,150	(538,308)	(5.38)	+38,796	(9,801)	+86,984	—
Dey[1]	June 2006	2016	47,319	864,991	8.65	100,000	78,264	534,792	Yes
		2015	39,253	1,370,322	13.70	127,870	91,148	657,054	Yes
		+/-	+8,066	(505,331)	(5.05)	(27,870)	(12,884)	(122,262)	—
Franssen	April 2015	2016	16,132	294,893	2.95	100,000	78,264	534,792	N/A	[6]
		2015	8,066	128,975	1.29	127,870	91,148	657,054	N/A	[6]
		+/-	+8,066	+165,918	+1.66	(27,870)	(12,884)	(122,262)	—
Pelletier	May 2014	2016	27,063	662,570	6.63	100,000	88,083	564,248	Yes
		2015	18,997	303,762	3.04	127,870	97,884	677,262	N/A	[7]
		+/-	+8,066	+358,808	+3.59	(27,870)	(9,801)	(113,014)	—
Reifel[6]	Nov. 2006	2016	4,058,376	74,187,113	74.18	100,000	88,083	564,248	Yes
		2015	4,050,310	64,764,457	64.76	127,870	97,884	677,262	Yes
		+/-	+8,066	+9,422,656	+9.42	(27,870)	(9,801)	(113,014)	—
Telfer	Feb. 2005	2016	200,866	3,671,830	36.71	1,000,000	88,083	3,264,248	Yes
		2015	192,800	5,650,968	56.50	1,000,000	97,884	3,293,652	Yes
		+/-	+8,066	(1,979,138)	(19.79)	—	(9,801)	(29,404)	—
Treviño	Feb. 2012	2016	19,987	365,362	3.65	100,000	88,083	564,248	N/A	[8]
		2015	15,767	252,114	2.52	127,870	97,884	677,262	N/A	[8]
		+/-	+4,220	+113,248	+1.13	(27,870)	(9,801)	(113,014)	—
Williamson	Nov. 2006	2016	60,573	1,107,274	11.07	100,000	78,264	534,792	Yes
		2015	52,507	839,587	8.40	127,870	91,148	657,054	Yes
		+/-	+8,066	+267,687	+2.67	(27,870)	(12,884)	(122,262)	—

Notes:

1.	Mr. Dey is retiring and will not stand for re-election at the meeting.
2.	Amount at risk is the total value of the common shares held. Except as otherwise indicated, for 2016, it is calculated using the closing price of the common shares on the TSX on December 30, 2016 of C$18.28. For 2016, for Mr. Pelletier, the value of common shares is calculated based on the average acquisition share price. Except as otherwise indicated, for 2015, it is calculated based on the average acquisition share price. For 2015, for each of Ms. Franssen, Mr. Pelletier, Mr. Reifel, Ms. Treviño and Mr. Williamson, the value of the common shares is based on the closing price of the common shares on the TSX on December 31, 2015 of C$15.99.
3.	For the year ended December 31, 2015, the annual retainer was converted to Canadian dollars at the exchange rate for 2015 US1.00=C$1.2787.
4.	For the year ended December 31, 2016, the value of the RSUs has been calculated using the value of the RSUs granted to the directors in 2016 of C$168,418 (based on the closing price of the common shares on the TSX on March 8, 2016 of C$20.88. RSUs granted in 2016 were subject to a withholding tax at a rate of 47.70%, other than for Ms. Franssen and Messrs. Dey and Williamson who were subject to a withholding tax rate of 53.53%.
5.	For the year ended December 31, 2015, the value of the RSUs has been calculated using the value of the RSUs granted to the directors in 2015 of C$180,598 (based on the closing price of the common shares on the TSX on May 5, 2015 of C$22.39. RSUs granted in 2015 were subject to a withholding tax at a rate of 45.80%, other than for Ms. Franssen and Messrs. Dey and Williamson who were subject to a withholding tax rate of 49.53%.
6.	As 2015 was the first year Ms. Franssen was a director of Goldcorp, she has until 2020 to satisfy the minimum shareholding requirement.
7.	Mr. Reifel holds his common shares directly or indirectly.
8.	As 2014 was the first year Mr. Pelletier was a director of Goldcorp, he has until 2019 to satisfy the minimum shareholding requirement.

9.	As 2012 was the first year Ms. Treviño was a director of Goldcorp, she has until December 31, 2017 to satisfy the minimum shareholding requirement.

Director Processes and Programs

Nomination

The Governance Committee is responsible for identifying and recruiting new candidates for nomination to the Board. The Governance Committee recommends to the Board for approval, a long-term plan for Board composition. The plan considers:

•	The independence of each director

•	The competencies and skills the Board, as a whole, should possess such as financial literacy, integrity and accountability, the ability to engage in informed judgment, governance, strategic business development, excellent communications skills and the ability to work effectively as a team

•	The current strengths, skills and experience represented by each director, as well as each director’s personality and other qualities that most affect Board dynamics

•	Our strategic direction

The Governance Committee does not set specific minimum qualifications for director positions. Instead, nominations for election or re-election to the Board are based on a particular candidate’s merits, skills and our needs after taking into account the current composition of the Board.

We evaluate candidates annually for nomination for election as directors. The Governance Committee considers an individual’s skills, diversity, independence, experience in critical areas and the ability to devote adequate time to Board duties and responsibilities. The Governance Committee seeks to achieve the appropriate balance of industry and business knowledge as set out in the skills matrix and takes into account personal integrity, judgment and reputation.

Whenever a seat on the Board is being filled, candidates who appear to best fit the needs of Goldcorp and the Board are identified. Potential candidates are then interviewed and further evaluated by the Governance Committee and the Chairman before they are presented to the Board for consideration.

The Governance Committee may also consider expanding the Board if presented with a potential candidate whose skills would complement the current Board.

Additionally, the terms of reference for the Governance Committee includes the responsibility to consider and develop recommendations to the Board on what changes to Goldcorp’s current policies relating to the representation of women on the Board and in executive officer positions may be advisable from time to time.

Board Succession Policy

A Board Succession Policy was adopted by the Governance Committee and approved by the Board on May 6, 2009. This policy acknowledges that it is in our best interests, and in our shareholders best interests, to provide for the orderly succession of directors, while ensuring the continuity of core competencies in the governance of a major global mining company, and the improvement or addition of new skill sets to address evolving trends in our business.

In order to facilitate the orderly replacement of outgoing Board members, the policy mandates that directors should, when possible, provide the Board with at least six months’ notice of their intention not to stand for re-election at the next annual general meeting, or to resign prior to the annual general meeting. In addition, board succession planning is discussed at various Governance Committee meetings throughout the year, and is discussed in the context of the annual assessments of the Board.

Orientation

The Governance Committee is responsible for ensuring that new directors receive a comprehensive orientation program that ensures they are equipped to contribute to the Board from their very first meeting. The orientation includes:

•	Written information about the duties and obligations of directors, our business and operations and documents from recent Board meetings

•	An orientation meeting, one-on-one with members of management, to learn about the business, get acquainted with management and facilitate future direct contact as needed

•	Invitations to attend all committee meetings, regardless of whether the director is a member, to improve understanding of mandates and the division of labour between the committees and the Board

•	Arrangements for the new director to visit an operating site (which is encouraged at least annually for all directors) to see first-hand how Goldcorp operates

•	Provision of relevant analyst reports on a regular basis

Education

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. Continuing education ensures directors are advised of industry developments and emerging governance issues and requirements and ensures directors understand issues faced within our business.

The Governance Committee oversees ongoing education for all directors on behalf of the Board. To develop appropriate programs that help directors become familiar with our business and operations including our reporting structure, strategic plans, financial issues, risk issues and general legal compliance programs, they:

•	Periodically canvass directors to determine their training and education needs and interests

•	Request management to prepare additional information sessions as needed

•	Arrange ongoing visits by directors to our facilities and operations

•	Arrange the funding for directors to attend seminars or conferences of interest and relevance to their position as a director of Goldcorp

•	Encourage and facilitate presentations by outside experts to the Board or committees on matters of particular importance or emerging significance

Per diem directors’ fees are not paid for attending courses, seminars or conferences, but are paid for site visits to our operations. Our continuing education policy encourages Board members to attend conferences and pursue further education and, pursuant to this policy, all expenses incurred in connection with such continuing education are paid for by us.

Current Directors’ Continuing Education During 2016

Date	Hosted by	Topic / Description of Event	Attendees
February 2016	ICD/Rotman School of Management	Graduated from the Directors Education Program	Clem Pelletier

February 2016	BMO Capital Markets	Global Metals and Mining Conference	Ken Williamson

March 14-17, 2016	Goldcorp	Sustainability Summit, Mexico	Bev Briscoe Margot Franssen Clem Pelletier David Garofalo

April 10-15, 2016	Cerro Negro Mine (Argentina)	Mine visit. Attendees toured the mine and received presentations on sustainability, environment, health and safety matters.	Bev Briscoe Clem Pelletier Ian Telfer Ken Williamson Dave Garofalo Margot Franssen Randy Reifel

May 2016	Bank of America Merrill Lynch	Global Metals, Mining and Steel Conference	Ken Williamson

June 2, 2016	ICD	National Conference	Ian Telfer

October 3-7, 2016	Red Lake Mine, Porcupine Mine and Borden Project (Ontario)	Mine and project visits. Attendees toured the mine and received presentations on sustainability, environment, health and safety matters.	Margot Franssen Clem Pelletier Bev Briscoe[1] Randy Reifel

Various	ICD	Breakfast sessions	Bev Briscoe

Note:

1.	Ms. Briscoe only attended the visit to Porcupine Mines and Borden Project.

Assessments

The Board is committed to regular assessments of its own effectiveness and that of the committees and individual directors. Every year the Governance Committee makes recommendations to the Board regarding the process to be followed and the issues to be explored. For 2016, both a questionnaire and interview process were used.

The Board assessment questionnaire is reviewed and updated by the Governance Committee. It explores views of the members in the following five key areas:

Key area	Specific items assessed
Board assessment	Board structure, composition, mandate, roles and responsibilities and effectiveness

Committee assessment (each committee)	Committee meetings, composition, mandate, committee operations and effectiveness

Peer evaluation	Attendance, preparedness, contribution and participation, knowledge of the business and required skills and expertise

Self-evaluation	Attendance, preparedness, contribution and participation, knowledge of the business and required skills and expertise

Overall comments and performance	Comments on the overall performance of the Board, committees, individual members or general company matters

Committees

We have four standing committees as shown below. From time to time the Board may appoint additional ad hoc – special purpose – committees.

All of the committees are made up entirely of independent directors. The CEO does not participate in making appointments to the committees.

Directors are rotated from one committee to another, as appropriate, and the role of the Chair is rotated among committee members when practical to allow for new ideas and experiences on each committee.

You can access the terms of reference for each committee at www.goldcorp.com.

Meetings

Board Meetings

The Board meets at least four times a year – once every quarter, and once in December to review strategy and budget. The Board meets as many additional times as it needs to deal with our current business and affairs.

Committee Meetings

The Audit Committee and the HRCC meet at least four times a year while the remainder of the committees of the Board meet at least twice a year. Committees also meet as many additional times as they feel is necessary to deal with our current business and affairs. The President and CEO and the Chairman may attend such meetings, but do not receive any additional compensation for such attendance.

Attendance Policy

Directors are expected to attend, in person, all meetings of the Board and all meetings of each committee of which they are a member. Attendance by telephone is allowed in appropriate circumstances.

In 2016, our non-executive directors attended 100% of all Board meetings.

Directors who do not meet the attendance requirements set out below are expected to submit their resignation from the Board to the Chair of the Governance Committee for consideration. Providing a lower threshold for international directors allows us to access candidates who provide substantial value on the Board, but who face significant travel burdens.

Where director resides	Submit resignation if attends less than
Canada or the US	75% of regularly scheduled Board and committee meetings

Outside of Canada or the US	60% of regularly scheduled Board and committee meetings

Directors are also expected to be fully prepared for each meeting (having read the materials and being ready to actively participate) and to stay for the entire meeting.

If a director cannot attend a meeting, he or she is required to contact the Chairman, the CEO or the Vice President, Diversity, Regulatory Affairs and Corporate Secretary as soon as possible after the meeting for a briefing on the business presented.

Directors are also expected to attend the annual shareholders’ meeting each year unless they face an unforeseen circumstance. Historically, a majority of the directors have attended our annual shareholders’ meetings.

Board and Committee Attendance During 2016

	Board			Audit Committee		Human Resources & Compensation Committee		Governance Committee		Sustainability Committee
Meetings Held	6 meetings			5 meetings[1]		8 meetings[1]		4 meetings[1]		5 meetings[1]
Director	Number Attended	%		Number Attended	%	Number Attended	%	Number Attended	%	Number Attended	%
Bell[2]	2	100		N/A	N/A	N/A	N/A	2	100	3	100
Briscoe[3]	6	100		5	100	N/A	N/A	2	100	5	100
Dey[4]	6	100		N/A	N/A	8	100	4	100	N/A	N/A
Franssen	6	100		N/A	N/A	8	100	N/A	N/A	5	100
Garofalo[5,6]	4	100	(5)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Holtby[2]	2	100		3	100	4	100	N/A	N/A	N/A	N/A
Jeannes[2]	1	50		N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Pelletier	6	100		N/A	N/A	N/A	N/A	4	100	5	100
Reifel	6	100		N/A	N/A	8	100	N/A	N/A	5	100
Telfer[6]	6	100		N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Treviño	6	100		5	100	N/A	N/A	4	100	N/A	N/A
Williamson	6	100		5	100	8	100	N/A	N/A	N/A	N/A

Overall Attendance		98%			100%		100%		100%		100%

Notes:

1.	Directors who are not members of the committee attended certain of these meetings by invitation and received compensation for such attendance.
2.	Messrs. Bell and Holtby and Jeannes retired from the Board prior to the end of the year ended December 31, 2016. Accordingly, the “Number Attended” and percentage reflects only those meetings held while Messrs. Bell, Holtby and Jeannes were directors.
3.	Ms. Briscoe was appointed member of the Governance and Nominating Committee effective April 28, 2016. Accordingly, the “Number Attended” and percentage reflects only those meetings held subsequent to Ms. Briscoe being appointed as a member of the Governance Committee.
4.	Mr. Dey is retiring and will not stand for re-election at the meeting.
5.	Mr. Garofalo was elected as a director effective April 28, 2016. Accordingly, the “Number Attended” and percentage reflects only those meetings held subsequent to Mr. Garofalo being appointed as a director.
6.	Messrs. Garofalo and Telfer are not members of any committee of the Board as they are not deemed to be independent. Both of them participate in various committee meetings, but do not receive any additional compensation for attending. Each committee holds independent in camera meetings without Messrs. Garofalo or Telfer present.

In Camera Sessions

The independent directors meet in camera – without management or non-independent directors present – as a group at the end of most regularly scheduled Board meeting. In 2016, the independent directors met five times. For unscheduled Board meetings, the independent directors meet in camera on an as-needed basis.

All committees are made up of only independent directors, but Messrs. Garofalo and Telfer participate in various committee meetings from time to time without receiving additional compensation. Every committee holds an in camera session at each scheduled meeting and may meet in camera at unscheduled meetings.

Group	Number of Meetings		In Camera Meetings[2]
Board	6	[1]	5
Audit	5		4
Compensation	8		7
Governance	4		3
Sustainability	5		4

Notes:

1.	Three meetings were held via conference call.
2.	In camera sessions are held only at scheduled Board and Committee meetings.

Board Mandate

Roles and Duties At-A-Glance

The Board has a primary responsibility to foster the short and long-term success of Goldcorp and is accountable to the shareholders. The directors are stewards of our company and, through their oversight of the CEO, set the tone for our conduct.

The Board has significant roles and duties in each of seven core areas:

Core area	Key responsibilities
Board affairs	• Annual evaluations of Board, committees and directors • Director renewal (nominations, orientation, continuing education) • Board and committees terms of reference • Governance practices

Human resources	• CEO performance, compensation and succession • Executive compensation • Compensation strategy and programs

Strategy and plans	• Adopt and review strategic planning process • Annually approve strategic plan • Annually approve capital and operating budgets • Oversee performance against plan and budgets

Financial and corporate issues	• Oversee internal control and management information systems • Approve financial disclosure • Approve financings and material debt programs • Recommend auditors and approve audit fees

Business and risk management	• Oversee identification and management of principal risks • Assess effectiveness of risk management systems

Policies and procedures

•  Approve and monitor compliance with our Code

•  Approve and monitor all significant policies

•  Oversee management’s operations to high ethical and moral standards

•  Periodically review key policies and reports

Compliance reporting and corporate communications

•  Ensure effective communication processes with shareholders and stakeholders

•  Approve and review the disclosure, confidentiality and insider trading policy

•  Ensure appropriate financial and annual reporting

See Schedule “C” for the full text of the terms of reference for the Board. In addition, the full text of the terms of reference for the Board and the committees can be found on the “Governance and Policies” page in “About Us” at www.goldcorp.com.

Strategic Planning

Solid strategic planning is essential to our success and we rely on input from the Board to ensure we have a strong, achievable and value-maximizing plan in place each year.

We hold an enhanced strategic planning meeting with the Board each year. The meeting is led by management and provides an opportunity for the Board to review our strategic plan in detail before its approval. The strategic plan takes into account, among other things, trends within the industry and opportunities and risks we face as a company. The Board may make amendments to the strategic plan before or after its initial approval and may also direct key strategic objectives for the coming year.

We also follow a rigorous process for reviewing and updating our annual and life-of-mine strategic operating plans. These operating plans assist us in making decisions with respect to capital and resource allocation and help direct key corporate strategic initiatives.

The Board reviews and approves the budget and three-year operating plans on an annual basis. On a quarterly basis, the Board assesses our performance against our strategic and operational objectives.

Code of Conduct

The Board has adopted the Code for directors, officers, employees and applicable third parties conducting work for us or on behalf of us. The Code may be accessed under our profile at www.sedar.com or at www.sec.gov or on our website at www.goldcorp.com. The Code is available in English, Spanish and French and clearly defines how anyone working for us or on our behalf expected to conduct themselves while representing the company. Significant efforts are made to ensure our employees fully understand their responsibilities under the Code through training, leadership communications, certification requirements and awareness initiatives. The level of awareness and understanding of our Code is periodically monitored by our Ethics and Compliance department through global assessments.

Enforcement

The Audit Committee is responsible for monitoring compliance with the Code and related policies by reasonably ensuring that all directors, officers, employees and applicable third parties receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. To achieve this, we have developed an integral awareness program. The program includes a combination of corporate and site-driven online and in-person training and a meaningful communications strategy that applies company-wide.

Everyone covered by the Code has a duty to report suspected Code violations. They are also responsible for helping to identify and raise potential issues before they lead to Code violations. In addition to the direct reporting of ethics-related instances, site and regional management must report all instances of Code violations or suspected violations as part of our quarterly disclosure process.

Our Ethics Committee oversees the timely and appropriate assessment and follow-up of the reports received.

Incident Reporting Requirements

Goldcorp has multiple channels to report instances of actual or potential violations of the Code. These channels include:

•	Direct reporting to local or corporate management

•	Direct reporting to compliance-related functions (e.g., Ethics and Compliance, Legal, Human Resources or Internal Audit)

•	Reporting through the Alternative Ethics Reporting Channels (e.g., confidential toll-free hotlines, internal reporting email address – ethics.help@goldcorp.com – and reporting web portal – www.goldcorp.ethicspoint.com)

We have implemented internal investigation protocols to ensure that all reports, complaints and queries received by our Ethics and Compliance department are appropriately managed and escalated.

Ethics Committee

In order to address Code matters in a timely, unbiased and appropriate manner, we have formed an internal Ethics Committee that oversees our Compliance Program and the Ethics Reporting Process. Goldcorp’s Ethics Committee is a multidisciplinary and independent group of corporate employees and officers chaired by our EVP and General Counsel. The members of the Ethics Committee are:

•	Executive Vice President and General Counsel (Chair)

•	Executive Vice President and Chief Operating Officer

•	Executive Vice President, Corporate Affairs and Sustainability

•	Senior Vice President, Controller

•	Vice President, People

•	Vice President, Diversity, Regulatory Affairs and Corporate Secretary

•	Vice President, Internal Audit

Goldcorp Global Policies

Many of our key global policies, in addition to being stand-alone policies, are an integral part of our Code and violations of these policies are treated as violations under the Code. Other key policies state our values and objectives in areas important to our long-term success. Our key policies include:

Policy	Part of Code	More information
Anti-Bribery and Anti-Corruption Policy	✓	See Schedule “A”
Environmental and Sustainability Policy	✓	See Schedule “A”
Corporate Social Responsibility Policy		See Schedule “A”
Human Rights Policy	✓	See Schedule “A”
Occupational Health and Safety Policy	✓	See Schedule “A”
Donations Policy	✓	See Schedule “A”
Political Contributions Policy	✓	See Schedule “A”
Disclosure, Confidentiality and Insider Trading Policy	✓	See Schedule “A”
Social Media Policy		See Schedule “A”
Diversity Policy		See page 65

Guidelines

The Board encourages and promotes an overall culture of ethical business conduct by:

•	Promoting a safe work environment

•	Promoting compliance with applicable policies, laws, rules and regulations

•	Providing meaningful training and guidance to directors, officers and employees to help them recognize and deal with ethical issues

•	Promoting a culture of open communication, honesty and accountability

•	Ensuring application of applicable and consistent disciplinary actions for violations of business ethics principles

The Code, and its related policies, provides specific guidelines and requirements for dealing with situations that may be encountered in the normal course of business.

All Code violations must trigger corrective actions.

The Board reasonably ensures that directors, officers and employees are familiar with the provisions of the Code regarding disclosing conflicts of interest and how to obtain direction from management and/or from the Ethics Committee on any potential conflict of interest. This helps to ensure that independent judgment is exercised in all circumstances. In addition to the Code, Section 132 of the OBCA addresses conflicts of interest of a director of an Ontario corporation such as Goldcorp. Among other things, a director of a corporation who (a) is a party to a material contract or transaction or proposed material contract or transaction with the corporation; or (b) is a director or an officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the corporation, is required to disclose in writing to the corporation or request to have entered in the minutes of meetings of directors the nature and extent of his or her interest. Such a director shall not attend any part of a meeting of directors during which the contract or transaction is discussed and shall not vote on any resolution to approve the contract or transaction unless the contract or transaction relates to the director’s remuneration as a director or indemnity or insurance for services as a director, or is with an affiliate of the corporation.

Goldcorp also monitors and enforces other related global policies such as our Disclosure, Confidentiality and Insider Trading Policy and our Anti-Bribery and Anti-Corruption Policy. In this regard, we have developed and implemented a structured Anti-Bribery and Anti-Corruption compliance program which consists of a combination of training and risk-based preventive and detective actions executed throughout our organization.

The Board also encourages a culture of ethical business conduct and integrity through its formal meetings and informal discussions with management. The Board believes that a strong and consistent tone from the top from the management team regarding the importance of acting ethically in how we conduct our business promotes an ethical culture as well as appropriately monitoring the activities of our employees and applicable third parties to ensure compliance.

AUDIT COMMITTEE

Mandate

The primary function of the Audit Committee is to assist the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of Goldcorp and the investment community. Members of the Audit Committee are independent and financially literate as required under Canadians securities laws and NYSE rules. The external auditors report directly to the Audit Committee. You can access the full text of the Audit Committee’s terms of reference at www.goldcorp.com. More information relating to our Audit Committee can be found in our most recent annual information form in the section entitled “Audit Committee”.

2016 Highlights

The Audit Committee considered, reviewed or approved the following matters:

Area	Actions
Financial Reporting	Approved the audited and unaudited consolidated financial statements and the corresponding MD&A

Independent Auditors	Reviewed the 2016 audit service plan Met regularly in camera with the independent auditors Received the reports of the independent auditors on Goldcorp’s financial statements

Internal Audit	Received internal audit reports Received internal audit plan for 2016

Committee Operations

Recommended to the Board approval of Audit Committee Terms of Reference and Checklist

Reviewed quarterly updates on Goldcorp’s financial performance

Reviewed treasury reports

Received quarterly legal, ethics and insurance updates

Approved the 2016 budget and 2016 guidance

Reviewed and discussed shelf prospectus offering

Approved an amendment to Goldcorp’s dividend payment schedule

Approved the implementation of a dividend reinvestment plan

Received report on 2015 mineral reserves and resources

Discussed anti-bribery and anti-corruption program compliance

Received reports from Disclosure Committee

Received a presentation on tax updates

Received updates on hedging activities

Met in camera with the CEO and CFO

Conducted annual self-evaluations

HUMAN RESOURCES & COMPENSATION COMMITTEE

Mandate

The primary function of the Human Resources & Compensation Committee (HRCC) is to assist the Board in fulfilling its responsibilities relating to human resources and compensation issues and to establish a plan of continuity for executive officers and other members of senior management. Members of the HRCC are independent. The independent compensation advisor reports directly to the HRCC. You can access the full text of the HRCC’s terms of reference at www.goldcorp.com.

Member Skills

Each of the members of the HRCC have direct experience in both public and private sector executive compensation enabling the HRCC to make decisions on the appropriateness of Goldcorp’s compensation policies and practices.

Member	Relevant skills and experience
Dey[1]	Mr. Dey is the Chairman of Paradigm Capital Inc. and a director of Granite REIT (formerly known as MI Developments Inc.). He is also the Chairman of the Private Sector Advisory Group of the Global Corporate Governance Forum. Former positions include: Chairman of the Ontario Securities Commission, Chairman of Morgan Stanley Canada, Senior Partner of Osler, Hoskin & Harcourt LLP and Chair of the TSX Committee on Corporate Governance. In certain of these positions, Mr. Dey directly managed or oversaw executive compensation programs. In addition, Mr. Dey’s intimate familiarity with all aspects of capital markets, financial transactions and domestic and international markets provides value and informed perspective to the Compensation Committee. Mr. Dey is a member of the ICD in Canada.

Franssen	Ms. Franssen is the founder and past-president of The Body Shop Canada. She has also served on numerous boards, including the Canadian Imperial Bank of Commerce (CIBC). As a director of CIBC, Ms. Franssen served on the Compensation Committee and directly managed or oversaw executive compensation programs.

Reifel	Mr. Reifel is President and a director of Chesapeake Gold Corp. (Chesapeake). Former positions include: director of Glamis Gold Ltd. and President, founder and a director of Francisco Gold Corp. (Francisco), which discovered the El Sauzal gold deposit in Mexico and the Marlin gold deposit in Guatemala, mines currently owned by Goldcorp. Mr. Reifel directly managed or oversaw the executive compensation programs as President of both Chesapeake and Francisco. Mr. Reifel is a member of the ICD in Canada.

Williamson	Mr. Williamson is currently an independent consultant and a director of Tahoe Resources Inc. Former positions include: director of Glamis Gold Ltd., director of Uranium One Inc. and Vice-Chairman, Investment Banking at Midland Walwyn/Merrill Lynch Canada Inc. As Chair of the Compensation Committee at Tahoe Resources Inc. and Glamis Gold Ltd., Mr. Williamson directly managed or oversaw the executive compensation programs. Mr. Williamson is a member of the ICD in Canada.

Sartain	Mr. Sartain was the Chief Executive Officer of Xstrata’s global copper business and has experience servicing on public company boards. Mr. Sartain is a member of the NACD and ICD.

1.	Mr. Dey is retiring and will not stand for re-election at the Meeting.

2016 Highlights

The HRCC considered, reviewed or approved the following matters:

Area	Actions
Executive and Director Compensation

Reviewed the corporate performance metrics and approved changes to the long-term incentive mix and pay comparator group

Received management’s presentations on executive compensation matters (including trends and peer groups) and reports of Institutional Shareholder Services, Inc., Glass, Lewis & Co., LLC and Kingsdale Advisors

Received presentations from Willis Towers Watson on executive and director compensation matters, including compensation risk assessment

Received presentations from Hugessen, in camera, on executive compensation matters

Discussed CEO, executive officer and Mine General Manager share ownership requirements

Approved changes to director compensation for 2016

CEO Performance Evaluation	Approved CEO Terms of Reference Assessed, in camera, CEO compensation Conducted evaluation of the CEO for the year ended December 31, 2016

Equity Based Compensation	Approved amendments to the stock option plan and RSU plan for 2016

Committee Operations

Approved changes to the HRCC Terms of Reference, including changing the name of the committee to the “Human Resources and Compensation Committee”

Approved the Say on Pay policy

Received management’s assessment of compliance with laws, regulations and disclosure requirements

Reviewed management information circular disclosure, including CD&A

Received proposed succession plans for executives

Reviewed and discussed, in camera, CEO succession plan

Discussed various organizational changes

Discussed Board Guidelines and director overboarding

Other Matters

Reviewed the 2015 Management Pension Committee annual report

Approved certain supplementary SERP memberships

Approved the appointment of certain new officers

Approved grants of RSUs to certain employees

Received a presentation on diversity from the Vice President, Diversity, Regulatory Affairs and Corporate Secretary

Conducted annual self-evaluations

GOVERNANCE COMMITTEE

Mandate

The primary function of the Governance Committee is to provide a focus on governance that will enhance Goldcorp’s performance, to assess and make recommendations regarding Board effectiveness and to establish and lead the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for directors. Members of the Governance Committee are independent. You can access the full text of the Governance Committee’s terms of reference at www.goldcorp.com.

2016 Highlights

The Governance Committee considered, reviewed or approved the following matters:

Area	Actions
Board Succession Plan	Discussed succession plan for directors

Director Development

Reviewed policies on director orientation and continuing education

Reviewed the responsibility matrix for the roles of Chairman, Vice-Chair and Lead Director and President and CEO

Updated the Board skills analysis matrix

Received report from the Chairman on peer feedback surveys

Approved director, committee and peer evaluation process for 2016

Policy Considerations	Reviewed share ownership requirements for the CEO, EVPs, Mine General Managers and directors

Committee Operations

Conducted an independence evaluation of the Board members

Conducted an independence and financial literacy evaluation of the Audit Committee members

Approved the Terms of Reference and Checklist for the Chairman, Vice-Chair and Lead Director

Recommended director nominees for the 2016 annual and special meeting of shareholders

Approved the committee chairs and composition

Received the draft annual corporate and securities regulatory filings report

Approved amendments to the majority voting policy

Shareholder Engagement	Received a report from the Chair of the committee regarding a shareholder engagement event in New York

Other Matters

Received reports on diversity from the Vice President, Diversity, Regulators Affairs and Corporate Secretary

Accepted invitation to join 30% Club Canada

Received a presentation on directors’ and officers’ liability insurance

Discussed meeting with Canadian Coalition of Good Governance

Reviewed internal analysis of Globe and Mail governance ranking

Conducted annual self-evaluations

SUSTAINABILITY COMMITTEE

Mandate

The primary function of the Sustainability Committee is to review and monitor the sustainable development, environmental, health and safety policies and activities of Goldcorp on behalf of the Board. Members of the Sustainability Committee are independent. You can access the full text of the Sustainability Committee’s terms of reference at www.goldcorp.com.

2016 Highlights

The Sustainability Committee considered, reviewed or approved the following matters:

Area	Actions
Policies and standards

Oversaw the release and reviewed the 2015 Annual Sustainability Report

Oversaw the management of the Sustainability Excellence Management System

Discussed implementation of Voluntary Principles on Security and Human Rights

Incident reviews / Health & Safety

Discussed fatality at Marin Mine and lessons learned

Received quarterly updates on health, safety and sustainability

Received 2015 Safety and Health Annual Report

Reviewed and discussed Goldcorp’s safety and health strategy towards zero fatalities

Reviewed and discussed development and rollout of StepIN, a standardized and global application of the basic elements of mine site supervision

Mine Visits and Updates	Traveled to the Cerro Negro, Red Lake and Porcupine mines and Borden project Discussed proposed visits to the Kaminak project and Musselwhite, Éléonore and Peñasquito mines

Committee Operations	Approved amendments to the Sustainability Committee Terms of Reference Received updates on corporate social responsibility and environmental matters Conducted annual self-evaluations

DIRECTORS’ APPROVAL

The contents of this Management Information Circular and the sending thereof to the shareholders of Goldcorp have been approved by the Board of Directors.

BY ORDER OF THE BOARD OF DIRECTORS

“Ian W. Telfer”
Ian W. Telfer Chairman of the Board

March 13, 2017

Vancouver, British Columbia

SCHEDULE “A”

Key Policy Descriptions

Anti-Bribery and Anti-Corruption Policy

Our Anti-Bribery and Anti-Corruption Policy outlines requirements that must be fulfilled by all our employees, officers and directors, as well as by any third-party working for or acting on our behalf. These requirements include prohibitions against bribing government officials, making facilitation payments and commercial bribery.

The policy also provides employees with clarity regarding: books and records transparency; giving gifts to government officials; making political or charitable contributions; third-party oversight and due diligence; internal controls; and management’s responsibility to promote and create awareness of the policy.

Environmental and Sustainability Policy

We have implemented an Environmental and Sustainability Policy which states that Goldcorp and our subsidiaries are committed to the protection of life, health and the environment for present and future generations. Resources will be focused to achieve shareholder profitability in all operations without neglecting our commitment to sustainable development. The needs and culture of the local communities will be respected. All employees are responsible for incorporating into their planning and work the actions necessary to fulfill this commitment.

To meet these responsibilities, we will provide our employees with the necessary resources to:

•	Design, construct, operate and close our facilities to comply with applicable local regulations and laws and to meet international guidelines

•	Promote employee commitment and accountability to the Environmental and Sustainability Policy and enhance employees’ capabilities through the use of integrated management systems

•	Promote the development and implementation of effective systems to minimize risks to health, safety and the environment

•	Be proactive in community development programs so the communities are not reliant on the mines for their future

•	Communicate openly with employees, local stakeholders and governments on our plans, programs and performance

•	Work cooperatively with government agencies, local communities, educational institutions and suppliers to achieve safe handling, use and disposal of all of our materials, resources and products

•	Use the best technologies to continuously improve the safe, efficient use of resources, processes and materials

The Environmental and Sustainability Policy is available at www.goldcorp.com.

Corporate Social Responsibility Policy

Our Corporate Social Responsibility Policy provides guidelines for us to operate in a way that: respects the safety and health of employees; protects the environment; respects the human rights of employees and the residents of the communities in which we operate; and contributes to the sustainable development of those communities.

The policy is guided by international standards and best practices and is supported by strategic relationships and other policies. Through partnerships and consultation from the beginning of project development, we seek to foster engagement with stakeholders to generate prosperity that is sustainable beyond the operating life of our mines.

The policy provides that we will meet our objectives through the development of meaningful and effective strategies for engaging with stakeholders, by establishing grievance mechanisms, and by partnering with non-governmental organizations and integrating socio-economic, environmental, occupational health and safety, human rights, and governance best practices into our business processes.

The Corporate Social Responsibility Policy is available at www.goldcorp.com in English, Spanish and French.

Human Rights Policy

Our Human Rights Policy commits us to integrating human rights best practices into all of our business and decision-making processes. The policy mandates that we operate in a way that respects human rights of employees and the communities in which we operate. It is informed by international law and provides that we will seek to establish constructive dialogue and partnerships with a variety of stakeholders on human rights performance.

We regularly review and assess the effectiveness of and compliance with the policy, and employees and contractors are trained on the provisions of the policy. Information regarding assessments and performance are made available to the public through the annual Global Reporting Initiative.

The Human Rights Policy is available at www.goldcorp.com in English, Spanish and French.

Occupational Health and Safety Policy

We have adopted an Occupational Health and Safety Policy to guide our objective of a safe and healthy workplace. The policy provides that we will develop and implement effective management systems to: identify, minimize and manage health and safety risks; promote and enhance employee commitment and accountability; provide training and information; strive for continuous improvement by setting targets and measuring results; and provide the resources to achieve a safe and healthy work environment.

The Occupational Health and Safety Policy is available at www.goldcorp.com.

Donations Policy

Our Donations Policy establishes objectives and guidelines for the administration of our corporate giving program. It outlines the four key areas of priority activities where we support and contribute to the communities where we operate, which include education, healthcare, community development, and arts and culture.

The Donations Policy is available at www.goldcorp.com.

Disclosure, Confidentiality and Insider Trading Policy

Our Disclosure, Confidentiality and Insider Trading Policy was adopted to ensure that we meet our obligations under securities laws and stock exchange rules. The policy establishes guidelines regarding various matters, including the timely disclosure of material information, the confidentiality of undisclosed material information and the preparation and release of public communications made on Goldcorp’s behalf.

The policy also prohibits anyone from trading in our securities when that person is in possession of certain material information and provides for the imposition of trading blackout periods.

Social Media Policy

We set expectations for our employees about the use of social media in relation to employment through the adoption of our Social Media Policy in line with our other policies, including the Code of Conduct, the Disclosure, Confidentiality and Insider Trading Policy and the Information Technology Policy. The term “social media” refers to web-based tools that are used to share information and opinions, host conversations and build relationships. Under the terms of the policy, among other things, we have established certain persons who are authorized to speak and write on our behalf and to manage our official social media accounts and provided guidelines for engaging in personal social media about Goldcorp.

SCHEDULE “B”

Description of Goldcorp’s Equity Incentive Plans

Performance Share Unit Plan

The following is a summary of the Performance Share Unit Plan for the year ended December 31, 2016.

Purpose

The Performance Share Unit Plan is intended to serve the following three purposes: (a) to recognize individual performance and value to the organization, (b) to help ensure that the executive is retained within Goldcorp during a highly competitive market environment, and (c) to help ensure that each of the executive officers works towards increasing share performance and, along with shareholders, benefits from the future success of the organization.

Eligibility

The Performance Share Unit Plan provides that performance share units may be granted by the Board or, if the Board so determines, the Compensation Committee, to senior management (“Eligible Executives”). From time to time the Board or the Compensation Committee will determine the provisions and restrictions with respect to performance share unit awards in accordance with the terms of the Performance Share Unit Plan, taking into account each Eligible Executive’s present and potential future contributions to the success of Goldcorp. Each performance share unit award is evidenced by a written agreement between Goldcorp and the Eligible Executive (the “Performance Share Unit Agreement”).

The three-year performance period deters short-term focused decision-making, and there is no payout if performance does not meet our threshold. There is a limit of a 200% multiplier for positive Absolute Total Shareholder Return and Relative Total Shareholder Return performance well exceeding that of our relative comparator, the S&P/TSX Global Gold Index. The maximum is in place to prevent excessive payouts and to act as a disincentive against imprudent risk-taking.

Payment

The Board or the Compensation Committee may establish performance-based criteria which, if met by the Eligible Executive or Goldcorp, will entitle the Eligible Executive to be paid an amount in excess of or less than, as the case may be, the fair market value of one common share for each performance share unit on the applicable deferred payment date.

Each performance share unit (and Distribution performance share unit, as defined below) awarded to an Eligible Executive for services performed during the year in which the performance share unit is granted entitles the Eligible Executive to receive a cash payment in an amount equal to the fair market value as at the date specified in the applicable Performance Share Unit Agreement multiplied by the applicable multiplier, to be determined on the last day of the performance period or such earlier date as may be applicable in the event of the cessation of employment of an Eligible Executive prior to the end of the performance period.

Performance Period

Unless otherwise specified by the Board or the Compensation Committee, the performance period in respect of a particular performance share unit award is three years less 30 days from the date of grant of the applicable performance share unit. The Board or the Compensation Committee, in its sole discretion, may adjust the amount paid to the Eligible Executive at the end of the performance period if the Board or the Compensation Committee determines that material unusual circumstances occurred during the performance period that affected the achievement of the performance-based criteria.

Attributes

When distributions are paid on any common shares, additional performance share units will be credited to the Eligible Executive’s performance share unit account as of the distribution payment date. The number of additional performance share units (“Distribution performance share units”) to be credited to the participant’s performance share unit account will be determined by dividing the dollar amount of the distribution payable in respect of the common shares underlying the performance share units and Distribution performance share units allocated to the Eligible Executive’s performance share unit account by the fair market value per share on the date the distribution is paid.

Payments in respect of performance share units and Distribution performance share units will be made within 30 days after the end of the performance period and, in the case of employees who have ceased to be employed by Goldcorp, within 30 days after the date on which the Eligible Executive ceases to be so employed, provided that all payments in respect of performance share units and Distribution performance share units will be made not later than December 31st of the third calendar year following the calendar year during which the applicable performance share units were granted.

No acceleration of the performance period of any performance share unit was approved by the Board during the year ended December 31, 2016 or as of the date of this circular.

Change of Control

Performance share units immediately vest only (i) on a change of control; and (ii) within 12 months of such change of control if Goldcorp terminates the employment of the participant for any reason other than just cause.

Termination, Retirement, Death or Disability

If an Eligible Executive ceases to be actively employed by Goldcorp during the performance period because of the Eligible Executive’s termination or retirement, all performance share units and Distribution performance share units previously awarded to the Eligible Executive will be forfeited and cease to be credited to the Eligible Executive on the termination date or retirement date, as the case may be, however, the Board or the Compensation Committee has the absolute discretion to modify the grant of the performance share units to provide that the performance period will be deemed to have ended at the end of the calendar quarter immediately before the termination date or retirement date, as the case may be, and the amount payable to the Eligible Executive will be calculated as of such date.

In the event of the death or total disability of an Eligible Executive, the performance period will be deemed to have ended at the end of the calendar quarter immediately before the date of death or total disability of the Eligible Executive and the amount payable to the Eligible Executive or his or her executors, as the case may be, will be calculated as of such date.

Amendments Subsequent to 2016

Effective for grants to be made on or after January 1, 2017, the HRCC has approved amendments to the Performance Share Unit Plan. A discussion of the changes to the Performance Share Unit Plan for 2017 can be found on page 42.

Restricted Share Unit Plan

The following is a summary of the Restricted Share Unit Plan for the year ended December 31, 2016.

Purpose

The Restricted Share Unit Plan serves the following two purposes: (a) to recognize exceptional performance in the previous year, and (b) to secure for Goldcorp and its shareholders the benefits inherent in the ownership of common shares by employees and directors. A vesting element is included as an incentive for the executive to remain with Goldcorp.

The Restricted Share Unit Plan provides that share-based awards in the form of restricted share units may be granted by the Board on the recommendation of the Compensation Committee, to employees and directors as a discretionary payment in consideration of past services to Goldcorp. Each restricted share unit entitles the holder to one common share at the end of a restricted period as determined by the Board (the “Restricted Period”).

Our current intention is to use the Restricted Share Unit Plan for grants of restricted share units to officers as a discretionary payment in consideration of past services to Goldcorp and to our non-executive directors as part of their annual retainer at a value of no greater than $150,000 (approximately equal to 8,066 restricted share units for the year ended December 31, 2016) per non-executive director each year.

Restricted Share Unit Plan Limits

An aggregate of 21,690,276 common shares have been reserved for issuance under the Restricted Share Unit Plan, representing approximately 2.54% of the issued and outstanding common shares as at December 31, 2016 and approximately 2.54% of the issued and outstanding common shares as at March 13, 2017. As of March 13, 2017, restricted share units entitling holders to an aggregate of 3,294,207 common shares, representing approximately 0.4% of the issued and outstanding common shares, were outstanding under the Restricted Share Unit Plan and 8,098,454 common shares have been issued upon expiry of Restricted Periods attached to outstanding restricted share units granted under the Restricted Share Unit Plan. This leaves 10,297,615 common shares (including 3,294,207 common shares issuable under outstanding restricted share units), representing approximately 1.2% of the issued and outstanding common shares, available for issuance under the Restricted Share Unit Plan.

Eligibility

The Restricted Share Unit Plan provides that the maximum number of common shares issuable to insiders, at any time, pursuant to the Restricted Share Unit Plan and any other security-based compensation arrangements of Goldcorp, is 10% of the total number of common shares then outstanding. The maximum number of common shares issued to insiders, within any one year period, pursuant to the Restricted Share Unit Plan and any other security-based compensation arrangements of Goldcorp, is 10% of the total number of common shares then outstanding. The maximum number of common shares issued to independent directors of Goldcorp, within any one year period, pursuant to the Restricted Share Unit Plan is 1% of the aggregate maximum number of common shares available for issuance under the Restricted Share Unit Plan. The number of common shares then outstanding means the number of common shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable restricted share unit.

Attributes

Except pursuant to a will or by the laws of descent and distribution, no restricted share unit and no other right or interest of a participant under the Restricted Share Unit Plan is assignable or transferable.

Each restricted share unit entitles the holder to one common share at the end of a Restricted Period. Other than for restricted share units granted to non-executive directors, generally, restricted share units are granted subject to Restricted Periods expiring as to one-third on the first anniversary of the date of grant, as to one-third on the second anniversary of the date of grant and as to one-third on the third anniversary of the date of grant. Restricted share units granted to non-executive directors vest immediately on the date of grant.

In the event of a participant’s retirement or termination during a Restricted Period, any restricted share units automatically terminate, unless otherwise determined by the Board, provided, however, that the Board shall have the absolute discretion to modify the grant to provide that the Restricted Period shall terminate immediately prior to a participant’s termination or retirement. In the event of death or disability of a participant, the restricted share units will vest on the date of death or disability, and common shares represented by such participant’s restricted share units will be issued by Goldcorp as soon as reasonably practical (no later than 90 days after death, and no later than 30 days following notice of disability). Common shares are issued net of withholding taxes.

Subject to the absolute discretion of the Board, the Board may determine to pay participants cash equal to any cash dividends declared and paid on common shares that would be payable on restricted share units issuable upon the expiry of any Restricted Period which has not expired in the manner and at the time such dividends are ordinarily paid to holders of common shares.

In the event of (i) a change of control; and (ii) within 12 months of such change of control Goldcorp terminates the employment of the participant for any reason other than just cause, then all restricted share units outstanding shall immediately vest on the date of such termination notwithstanding the Restricted Period.

No extensions of the term of any restricted share unit or acceleration of the vesting schedules of any restricted share unit were approved by the Board during the year ended December 31, 2016 or as of the date of this circular.

Administration

Under the Restricted Share Unit Plan, the Board may from time to time amend or revise the terms of the Restricted Share Unit Plan or may discontinue the Restricted Share Unit Plan at any time. Subject to receipt of requisite regulatory approval, where required, and without further shareholder approval, the Board may make the following amendments to the Restricted Share Unit Plan: (a) amending typographical, clerical and grammatical errors; (b) reflecting changes to applicable securities laws; and (c) ensuring that the restricted share units granted under the Restricted Share Unit Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a participant may from time to time be resident or a citizen.

In addition, as necessary, the Compensation Committee considers recommendations made by organizations which represent the interests of institutional shareholders in determining whether any amendments to the Restricted Share Unit Plan are warranted. The Compensation Committee also reviews the policies of the TSX and the NYSE with respect to their respective rules and policies governing security-based compensation arrangements.

Stock Option Plan

The following is a summary of the Stock Option Plan for the year ended December 31, 2016.

Purpose

The purpose of the Stock Option Plan is to advance our interests by: (i) providing participants with additional incentives; (ii) encouraging equity ownership by such participants; (iii) increasing the proprietary interest of participants in the success of Goldcorp; (iv) encouraging participants to remain with Goldcorp; and (v) attracting new employees and officers.

The Stock Option Plan provides for the granting to participants of stock options to purchase common shares. The Stock Option Plan is designed to advance our interests by encouraging employees and officers to have equity participation in Goldcorp through the acquisition of common shares. A vesting element is included as an incentive for the executive to remain with Goldcorp.

Stock Option Plan Limits

The aggregate maximum number of common shares that may be reserved for issuance under the current Stock Option Plan is 35,500,000, representing approximately 4.16% of the issued and outstanding common shares as at December 31, 2016 and approximately 4.15% of the issued and outstanding common shares as at March 13, 2017. As of March 13, 2017, options to purchase an aggregate of 9,246,456 common shares (net of cancelled options), representing approximately 1.08% of the issued and outstanding common shares, were outstanding under the Stock Option Plan and 15,511,467 common shares were issued upon exercise of options granted under the Stock Option Plan. As of March 13, 2017, this leaves options to purchase an aggregate of 10,742,077 common shares, representing approximately 1.26% of the issued and outstanding common shares, available for issuance under the Stock Option Plan. This reflects a total dilution rate of approximately 2.34%. Any stock options granted under the Stock Option Plan and which have been cancelled or terminated in accordance with the terms of the Stock Option Plan without having been exercised will again be available for re-granting under the Stock Option Plan. However, any stock options granted under the Stock Option Plan and exercised will not be available for re-granting under the Stock Option Plan.

The Stock Option Plan further provides that the maximum number of common shares issuable to insiders, at any time, pursuant to the Stock Option Plan and any other security-based compensation arrangements of Goldcorp is 10% of the total number of common shares issued and outstanding at the time of grant (on a non-diluted basis). The maximum number of common shares issued to insiders, within any one year period, pursuant to the Stock Option Plan and any other security-based compensation arrangements of Goldcorp, is 10% of the total number of common shares issued and outstanding at the time of issuance (on a non-diluted basis). The maximum number of common shares which may be reserved for issuance to any one person under the Stock Option Plan shall be 5% of the common shares issued and outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to such person under any other security-based compensation arrangements of Goldcorp. The Stock Option Plan is administered by the Board in consultation with the Compensation Committee.

Eligibility

Under the Stock Option Plan, stock options may be granted to our employees and officers and designated affiliates and permitted assigns. In determining the terms of each grant of stock options, consideration is given to the participant’s present and potential contribution to the success of Goldcorp. The holder of an option does not have any rights as a shareholder with respect to common shares underlying options until such holder exercises such options in accordance with the terms of the Stock Option Plan.

Exercise Price

The Board establishes the exercise price of a stock option at the time it is granted and the exercise price per share is not to be less than the volume-weighted average trading price of the common shares on the TSX, or another stock exchange where the majority of the trading volume and value of the common shares occurs, for the five trading days immediately preceding the day the option is granted. The Board cannot reduce the exercise price of any outstanding stock options without shareholder approval. The exercise period for each stock option is not to be more than seven years. Stock options are always granted subject to vesting requirements as determined by the Board at the time of grant.

Attributes

Subject to limited exceptions, stock options are not assignable and terminate: (i) within 30 days following an option holder ceasing to be an eligible person for any reason other than death subject to Board discretion; (ii) immediately upon the termination of an option holder’s employment with cause; and (iii) if an option holder dies, within a period of the earlier of (a) the expiry date of such option; and (b) 12 months following the death of the option holder, but only to the extent the options were by their term exercisable on the date of death, unless otherwise determined by the Board. In the event of a change of control, the Board has the authority to accelerate the vesting of all unvested options - options will immediately vest only (i) on a change of control; and (ii) within 12 months of such change of control Goldcorp terminates the employment of the participant for any reason other than just cause. If a participant elects to exercise its options following a change of control, the option holder will be entitled to receive, in lieu of the number of common shares entitled to upon exercise, the kind and amount of common shares and other securities, property or cash which such holder would have been entitled to receive as a result of such change of control, on the effective date thereof, had the option holder been the registered holder of the number of common shares to which the option holder was entitled to purchase upon exercise of such options.

In the event of any proposed merger, consolidation, amalgamation or offer to acquire common shares (collectively, the “Proposed Transaction”) we may give written notice to all option holders advising them that, within 30 days after the date of such notice, each option holder must advise the Board as to whether the option holder wishes to exercise its options prior to closing of the Proposed Transaction, and that failure of an option holder to provide written notice within the 30-day period will cause all rights of the option holder to terminate, provided that the Proposed Transaction is completed within 180 days after the date of the notice.

No extensions of the term of any stock option or acceleration of the vesting schedules of any stock option were approved by the Board during the year ended December 31, 2016 or as of the date of this circular.

Administration

Subject to certain limitations, the Board may at any time, and from time to time, and without shareholder approval amend any provision of the Stock Option Plan, or any stock options granted thereunder, or terminate the Stock Option Plan, subject to any applicable regulatory or stock exchange requirements or approvals at the time of such amendment or termination, including, without limitation, making amendments:

(i)	relating to the exercise of stock options;

(ii)	deemed by the Board to be necessary or advisable because of any change in applicable securities laws or other laws;

(iii)	to the definitions other than definitions for “Eligible Person” and “Permitted Assign”;

(iv)	to the change of control provisions. For greater certainty, any change made to change of control provisions shall not allow participants to be treated any more favourably than other holders of common shares with respect to the consideration that the participants would be entitled to receive for their common shares upon a Change of Control;

(v)	relating to the administration of the Stock Option Plan;

(vi)	to the vesting provision of any outstanding stock options as contemplated by the Stock Option Plan; and

(vii)	fundamental or otherwise, not requiring shareholder approval under applicable laws or the rules of the TSX, including amendments of a “clerical” or “housekeeping” nature and amendments to ensure that the options granted under the Stock Option Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which an eligible person may from time to time be resident or a citizen.

Notwithstanding the provisions above, the Board shall not be permitted to make amendments:

(i)	in order to increase the maximum number of common shares which may be issued under the Stock Option Plan so as to increase the insider participation limits;

(ii)	to Section 2.2 (Option Exercise Price) of the Stock Option Plan and to increase the ability of the Board to amend the Stock Option Plan without shareholder approval;

(iii)	to change the definitions of “Eligible Person” and “Permitted Assign”;

(iv)	to the transferability of stock options other than as permitted under the Stock Option Plan;

(v)	subject to the provisions of the Stock Option Plan, to the exercise price of a stock option issued under the Stock Option Plan where such amendment reduces the exercise price of such stock option (for this purpose, a cancellation or termination of a stock option of a participant prior to its expiry for the purpose of re-issuing stock options to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of a stock option); or

(vi)	the term of a stock option issued under the Stock Option Plan;

in each case without first having obtained the approval of a majority of the holders of the common shares voting at a duly called and held meeting and, in the case of an amendment to increase the insider participation limits, approval of a majority of the holders of the common shares voting at a duly called and held meeting of holders of common shares excluding shares voted by insiders who are eligible persons.

The Stock Option Plan allows the expiry date of stock options granted thereunder to be the 10th day following the end of a self-imposed blackout period on trading securities of Goldcorp in the event that they would otherwise expire during or within 48 hours of such blackout.

We have never re-priced any of the stock options we have granted under the Stock Option Plan.

In addition, as necessary, the Compensation Committee considers recommendations made by organizations which represent the interests of institutional shareholders in determining whether any amendments to the Stock Option Plan are warranted. The Compensation Committee reviews the policies of the TSX and the NYSE with respect to their respective rules and policies governing security-based compensation arrangements.

Insider Trading

Goldcorp’s Disclosure, Confidentiality and Insider Trading Policy provides that employees shall only trade common shares within predetermined trading periods and shall not trade common shares if they are aware of undisclosed material information.

SCHEDULE “C”

Terms of Reference for the Board of Directors

I.	INTRODUCTION

A.	The Goldcorp Inc. (“Goldcorp” or the “Company”) Board of directors (the “Board”) has a primary responsibility to foster the short and long-term success of the Company and is accountable to the shareholders.

B.	The directors are stewards of the Company. The Board has the responsibility to oversee the conduct of the Company’s business and to supervise management, which is responsible for the day-to-day operation of the Company. In supervising the conduct of the business, the Board, through the Chief Executive Officer (the “CEO”) sets the standards of conduct for the Company.

C.	These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II.	COMPOSITION AND BOARD ORGANIZATION

A.	Nominees for directors are initially considered and recommended by the Board’s Governance and Nominating Committee in conjunction with the Board Chair, approved by the entire Board and elected annually by the shareholders.

B.	A majority of directors comprising the Board must qualify as independent directors (as defined in National Instrument 58-101 Disclosure of Corporate Governance Practices and the New York Stock Exchange independence rules).

C.	Certain of the Board’s responsibilities may be delegated to Board committees. The responsibilities of those committees will be as set forth in their terms of reference.

III.	DUTIES AND RESPONSIBILITIES

A.	Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The legal obligations of the Board are described in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

i)	annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction and approving a Board composition plan recommended by the Governance and Nominating Committee;

ii)	appointing, determining the composition of and setting the terms of reference for, Board committees;

iii)	determining and implementing an appropriate process for assessing the effectiveness of the Board, the Board Chair, committees and directors in fulfilling their responsibilities;

iv)	assessing the adequacy and form of director compensation;

v)	assuming responsibility for the Company’s governance practices;

vi)	establishing new director orientation and ongoing director education processes;

vii)	ensuring that the independent directors meet regularly without executive directors and management present;

viii)	setting the terms of reference for the Board; and

ix)	appointing the secretary to the Board.

B.	Human Resources

The Board has the responsibility to:

i)	provide advice and counsel to the CEO in the execution of the CEO’s duties;

ii)	appoint the CEO and plan CEO succession;

iii)	set terms of reference for the CEO;

iv)	annually approve corporate goals and objectives that the CEO is responsible for meeting;

v)	monitor and, at least annually, review the CEO’s performance against agreed upon annual objectives;

vi)	to the extent feasible, satisfy itself as to the integrity of the CEO and other senior officers, and that the CEO and other senior officers create a culture of integrity throughout the Company;

vii)	set the CEO’s compensation;

viii)	approve the CEO’s acceptance of significant public service commitments or outside directorships;

ix)	approve decisions relating to senior management, including:

a)	review senior management structure including such duties and responsibilities to be assigned to officers of the Company;

b)	on the recommendation of the CEO, appoint and discharge the officers of the Company who report to the CEO;

c)	review compensation plans for senior management including salary, incentive, benefit and pension plans; and

d)	employment contracts, termination and other special arrangements with executive officers, or other employee groups.

x)	approve certain matters relating to all employees, including:

a)	the Company’s broad compensation strategy and philosophy;

b)	new benefit programs or material changes to existing programs; and

xi)	ensure succession planning programs are in place, including programs to train and develop management.

C.	Strategy and Plans

The Board has the responsibility to:

i)	adopt and periodically review a strategic planning process for the Company;

ii)	participate with management in the development of, and annually approve a strategic plan for, the Company that takes into consideration, among other things, the risks and opportunities of the business;

iii)	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

iv)	direct management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;

v)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company; and

vi)	approve material divestitures and acquisitions.

D.	Financial and Corporate Issues

The Board has the responsibility to:

i)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

ii)	review and approve the release by management of any materials reporting on the Company’s financial performance or providing guidance on future results to its shareholders and ensure the disclosure accurately and fairly reflects the state of affairs of the Company, and is in accordance with generally accepted accounting principles, including quarterly results press releases and quarterly financial statements, any guidance provided by the Company on future results, Company information circulars, annual information forms, annual reports, offering memorandums and prospectuses;

iii)	declare dividends;

iv)	approve financings, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses; and recommend changes in authorized share capital to shareholders for their approval;

v)	approve the incurring of any material debt by the Company outside the ordinary course of business;

vi)	approve the commencement or settlement of litigation that may have a material impact on the Company; and

vii)	recommend the appointment of external auditors and approve auditors’ fees.

E.	Business and Risk Management

The Board has the responsibility to:

i)	ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;

ii)	approve any plans to hedge gold sales; and

iii)	evaluate and assess information provided by management and others about the effectiveness of risk management systems.

F.	Policies and Procedures

The Board has the responsibility to:

i)	approve and monitor, through management, compliance with all significant policies and procedures that govern the Company’s operations;

ii)	consider and implement such changes to the Company’s current policies relating to the representation of women in executive officer positions as may be advisable;

iii)	approve and act as the guardian of the Company’s corporate values, including:

a)	approve and monitor compliance with a Code of Business Conduct and Ethics for the Company and ensure it complies with applicable legal or regulatory requirements, such as relevant securities laws;

b)	require management to have procedures to monitor compliance with the Code of Business Conduct and Ethics and report to the Board through the Audit Committee; and

c)	disclosure of any waivers granted from a provision of the Code of Business Conduct and Ethics in a manner that meets or exceeds regulatory requirements;

iv)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards; and

v)	periodically review the Company’s Environmental and Sustainability Policy, and the Occupational Health and Safety Policy and regularly review the Company’s Environmental, Health and Safety Reports.

G.	Compliance Reporting and Corporate Communications

The Board has the responsibility to:

i)	ensure the Company has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

ii)	approve and periodically review the Company’s communications policy;

iii)	ensure the Board has measures in place to receive feedback from shareholders;

iv)	approve interaction with shareholders on all items requiring shareholder response or approval;

v)	ensure the Company’s financial performance is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

vi)	ensure the financial results are reported fairly and in accordance with generally accepted accounting principles;

vii)	ensure the CEO and CFO certify the Company’s annual and interim financial statements, annual and interim MD&A and Annual Information Form, and that the content of the certification meets all legal and regulatory requirements;

viii)	ensure that the CEO:

a)	certifies in writing to the NYSE each year that he or she is not aware of any violation by the Company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary;

b)	promptly notifies the NYSE in writing after any executive officer of the Company becomes aware of any material non-compliance with any applicable provisions of Section 303A (Corporate Governance Rules) of the Listed Company Manual;

c)	submits an interim Written Affirmation each time a change occurs to the Board or any of the committees subject to Section 303A;

ix)	ensure timely reporting of any other developments that have a significant and material effect on the Company; and

x)	report annually to the shareholders on the Board’s stewardship for the preceding year.

IV.	GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

A.	The Board is responsible for:

i)	directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained; and

ii)	recommending changes in the Articles and By-laws, matters requiring shareholder approval, and setting agendas for shareholder meetings.

B.	Ontario law identifies the following as legal requirements for the Board:

i)	act honestly and in good faith with a view to the best interests of the Company, including the duty:

a)	to disclose conflicts of interest;

b)	not to appropriate or divert corporate opportunities;

c)	to maintain confidential information of the Company and not use such information for personal benefit; and

d)	disclose information vital to the business of the Company in the possession of a director;

ii)	exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and

iii)	act in accordance with the Business Corporations Act (Ontario) and any regulations, by-laws and unanimous shareholder agreement.

SCHEDULE “D”

Forward-Looking Statement Advisory

This circular contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995 or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and “forward-looking information” under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to our positive outlook and ability to continue achieving growth in 2017 and growing net asset value, anticipated compensation for 2017, including potential increases or decreases in compensation, the composition of our Board and its ability to oversee Goldcorp’s business strategy and compensation programs, safeguard the interests of all shareholders and preserve and enhance shareholder value, and trends regarding the proportion of women at Goldcorp and our commitment to pursuing and developing ongoing diversity initiatives at Goldcorp. Generally, these forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors and that, if untrue, could cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which we will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, changes to our compensation and governance philosophy and objectives, gold price volatility, discrepancies between actual and estimated production, mineral reserves and mineral resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which we carry on business, or may carry on business in the future, delays, suspensions or technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although we believe its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those factors discussed in the section entitled “Risk Factors” in Goldcorp’s most recent Annual Information Form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained in this circular are made as of the date of this circular and, accordingly, are subject to change after such date. Except as otherwise indicated by us, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. We do not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

Any questions and requests for assistance may be directed to the

Strategic Shareholder Services Advisor and Proxy Solicitation Agent:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

www.kingsdaleadvsiors.com

North American Toll Free Phone:

1-800-775-4067

Email: contactus@kingsdaleadvisors.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272